Exhibit 1.1

Execution Version

AGREEMENT AND PLAN OF MERGER

DATED

AS OF

JUNE 18, 2019

BY AND AMONG

FIRST FINANCIAL BANCORP.,

FIRST FINANCIAL BANK,

WALLACE MERGER SUB LLC,

BANNOCKBURN GLOBAL FOREX, LLC,

AND

FORTIS ADVISORS LLC

i

2.22	Environmental Matters	25
2.23	Brokers’ and Finders’ Fees	25
2.24	Employee Benefit Plans	25
2.25	Employment Matters	28
2.26	Tax Matters	30
2.27	Customers	32
2.28	Confidentiality and Data Protection	32
2.29	No Outstanding Fees or Commissions	32
2.30	Data Collection and Privacy Matters	33
2.31	Customer Derivative Transactions and Liquidity Provider Derivative Transactions	34
2.32	No Other Representations or Warranties	34

Article III	Representations and Warranties of Buyer and Merger Sub	35
3.1	Organization of Buyer and Merger Sub	35
3.2	No Prior Merger Sub Operations	35
3.3	Authority	35
3.4	Consents	35
3.5	No Conflict	36
3.6	Regulatory Matters	36
3.7	Capitalization	36
3.8	No Actions	37
3.9	Brokers’ and Finders’ Fees	37
3.10	SEC Reporting	37
3.11	Compliance	37
3.12	CRA Compliance	38
3.13	Taxes	38
3.14	No Other Representations or Warranties	38

ARTICLE IV	TAX MATTERS	39
4.1	Certain Taxes	39
4.2	Tax Refunds or Credits	39
4.3	Tax Returns	39
4.4	Tax Contests	40
4.5	Straddle Period	40
4.6	Tax Characterization	41
4.7	Purchase Price Allocation	41
4.8	Cooperation	41
4.9	Conduct	42
4.10	Conflicts	42

Article V	Conditions to Closing	42
5.1	Conditions to Obligations of Each Party to Effect the Merger	42
5.2	Additional Conditions to Obligations of the Company	42

5.3	Additional Conditions to the Obligations of Buyer and Merger Sub	43
5.4	Member Representative; Power of Attorney	46

Article VI	Covenants	49
6.1	Conduct of Business of the Company	49
6.2	Access to Information	50
6.3	Confidentiality	50
6.4	Public Disclosure	50
6.5	Consents	50
6.6	Money Transmitter Licenses	51
6.7	R&W Insurance Policy	51
6.8	Resignation of Officers and Directors	51
6.9	Notification of Certain Matters	52
6.10	No Solicitation	52
6.11	Offer of Employment	52
6.12	Options	53
6.13	Redemption of the Company Preferred Units and Termination and Payment of the Phantom Units Prior to the Effective Time	53
6.14	Private Placement and Resale Registration Statement	53
6.15	Indemnification of Directors and Officers of the Company	55
6.16	Conditions to the Transactions; Further Assurances and Action	55
6.17	RELEASE AND WAIVER	56
6.18	Non-Competition Agreement	56
6.19	Employee Benefit Plan Termination; Change in Control Payments	56

Article VII	Indemnification	57
7.1	Survival of Representations, Warranties and Covenants	57
7.2	Indemnification by Members	57
7.3	Indemnification by Buyer	58
7.4	Limitations	59
7.5	Claims	60
7.6	Conflict Waiver; Attorney-Client Privilege	62

Article VIII	Definitions, Construction, etc.	63
8.1	Definitions	63
8.2	Construction	77

Article IX	General Provisions	78
9.1	Notices	78
9.2	Entire Agreement	79
9.3	Severability	79
9.4	Specific Performance	79
9.5	Expenses	80
9.6	Successors and Assigns	80
9.7	Termination	80

9.8	Effect of Termination	81
9.9	Amendment	81
9.10	Extension; Waiver	81
9.11	Governing Law	82
9.12	Certain Waivers	82
9.13	Other Remedies	82
9.14	Counterparts; Facsimile Delivery	82
9.15	Attorneys’ Fees	83

Exhibits

Exhibit A	Phantom Unit Termination Agreement
Exhibit B	Severance and Change in Control Agreement
Exhibit C	Individuals Subject to Change in Control Agreement
Exhibit D	Investor Agreement

Company Disclosure Schedules

Schedule 1.11(b) — Net Working Capital

Schedule 2.1(a) — Qualifications

Schedule 2.1(b) — Offices, Branches, and Permanent Establishments

Schedule 2.1(c) — Assumed Names

Schedule 2.4(a) — Filings, Notices, and Consents

Schedule 2.4(b) — Notices and Consents to Disclosable Contracts

Schedule 2.6(a) — Company Units

Schedule 2.6(b) — Security Rights

Schedule 2.6(c) — Voting Agreements

Schedule 2.7(a) — Financial Matters

Schedule 2.8(a) — Liabilities

Schedule 2.8(b) — Accounts Payable

Schedule 2.8(c) — Indebtedness and Liens

Schedule 2.9 — Absence of Certain Changes

Schedule 2.10 — Accounts Receivable

Schedule 2.10(b) — Accounts Receivable Setoffs

Schedule 2.10(c) — Customer Notice Regarding Accounts Receivable

Schedule 2.10(d) — Accounts

Schedule 2.12(b) — Leases

Schedule 2.12(e) — Breach or Default

Schedule 2.13(a) — Assets

Schedule 2.14(a)(i) — Registered Intellectual Property and Common Law Marks

Schedule 2.14(a)(ii) — Registration of Intellectual Property

Schedule 2.14(b) — Licensed Intellectual Property

Schedule 2.14(c) — Infringement of Intellectual Property

Schedule 2.14(e) — Assignments and Confidentiality Agreements

Schedule 2.14(h) — Company Software

Schedule 2.14(i) — Company IP Agreements

Schedule 2.14(j) — Publicly Available Software

Schedule 2.15 — Contracts

Schedule 2.16 — Employee Change in Control Agreements

Schedule 2.17(a) — Interested Party Transactions

Schedule 2.17(b) — Interested Party Receivables

Schedule 2.18(a) — Money Transmitter License

Schedule 2.18(b) — Governmental Entity Approvals

Schedule 2.19 — Litigation

Schedule 2.20 — Insurance

Schedule 2.23 — Brokers’ and Finders’ Fees

Schedule 2.24(a) — Employee Benefit Plans

Schedule 2.24(d) — Employee Benefit Plan Proceedings

Schedule 2.24(f) — Employee Benefit Plan Liabilities

Schedule 2.25(a) — Employees

Schedule 2.25(b) — Independent Contractors

Schedule 2.25(c)(i) — Employment Agreements

Schedule 2.25(c)(ii) — At Will Employment

Schedule 2.25(e) — Employee Termination

Schedule 2.25(i) — Severance Pay Policy

Schedule 2.25(k) — Employee Demand or Claim

Schedule 2.26(e) — Power of Attorney

Schedule 2.27 — Customers

Schedule 2.29 — Outstanding Fees or Commissions

Schedule 2.31(a) — Customer Derivative Transactions

Schedule 2.31(c) — Liquidity Provider Derivative Transactions

Schedule 6.18 — Non-Competition Agreement

Buyer Disclosure Schedules

Schedule 3.4 — Consents

Schedule 3.6 — Regulatory Matters

v

AGREEMENT AND PLAN OF MERGER

This Agreement and Plan of Merger (this “Agreement”), dated June 18, 2019 (the “Agreement Date”), is entered into by and among First Financial Bancorp., an Ohio corporation (“Buyer”), First Financial Bank, an Ohio bank and a wholly-owned subsidiary of Buyer (the “Bank”), Wallace Merger Sub LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Bank (“Merger Sub”); Bannockburn Global Forex, LLC, a Delaware limited liability company (the “Company”), and Fortis Advisors LLC, a Delaware limited liability company, solely in its capacity as Member Representative of all of the Participating Holders (as defined below).  Buyer, the Bank, Merger Sub, the Company and the Member Representative are sometimes referred to herein individually as a “Party” and collectively, as the “Parties.”

RECITALS:

WHEREAS, Merger Sub, which was formed for purposes of the transactions contemplated by this Agreement, is a wholly-owned subsidiary of the Bank; and

WHEREAS, the parties intend that the Company will merge with and into Merger Sub, with Merger Sub being the sole surviving entity in such merger on the terms and subject to the conditions set forth herein (the “Merger”); and

WHEREAS, immediately following consummation of the Merger, the Surviving Entity in the Merger will be merged with and into the Bank, with the Bank being the sole surviving entity in such second-step merger (“Second-Step Merger”); and

WHEREAS, the board of directors of the Company (the “Company Board”) has determined  that this Agreement and the Transactions (as defined herein), including the Merger and the Second-Step Merger, are in the best interests of the Company and its Members and has approved this Agreement and the Transactions, including the Merger, in accordance with the Limited Liability Company Agreement of the Company, as in effect on the Agreement Date (the “Company Operating Agreement”) and the Delaware Limited Liability Company Act, Chapter 18 of the Delaware Code (the “Delaware LLC Act”); and

WHEREAS, immediately prior to the Effective Time, the Company will redeem for cash its outstanding Preferred Units so that, as of the Effective Time, the only class of equity interests of the Company outstanding will be the Company Common Units, which will be converted into common shares without par value, of Buyer (the “Buyer Common Shares”) and cash pursuant to the terms of the Merger; and

WHEREAS, immediately prior to the Effective Time, the Company will terminate the Third Amended and Restated Phantom Equity and Unit Option Plan (the “Option/Phantom Unit Plan”) and satisfy and pay in full all outstanding Phantom Unit entitlements of Option/Phantom Unit Plan participants who are not Qualified Phantom Unit Holders with a cash payment; and

WHEREAS, upon the termination of the Option/Phantom Unit Plan, the Company will satisfy the Phantom Unit entitlements of Option/Phantom Unit Plan Participants who are Qualified Phantom Unit Holders with Buyer Common Shares in lieu of cash pursuant to Section 1.8(b) and the agreement of such holders; and

WHEREAS, the outstanding Options under the Option/Phantom Unit Plan will become fully vested and exercisable (or the Company will cause them to become fully vested and exercisable) prior to the Effective Time; and

WHEREAS, all Options will be exercised in full prior to the Effective Time; and

WHEREAS, the Company will cause all Company Common Units that are held by Persons who are not Qualified Members (including any Company Common Units acquired upon the exercise of Options prior to the Effective Time) to be cancelled in exchange for a cash payment at the Effective Time pursuant to Section 9.3 of the Company Operating Agreement; and

WHEREAS, the board of directors of Buyer and the manager of Merger Sub have (a) determined that this Agreement and the Transactions, including the Merger and the Second-Step Merger, are in the best interests of Buyer, Merger Sub and their respective shareholders and sole member, as applicable, and (b) approved and declared advisable this Agreement and the Transactions, including the Merger; and

WHEREAS, the board of directors of Buyer has authorized the issuance of a sufficient number of the Buyer Common Shares to give full effect to the terms and conditions of this Agreement;

NOW, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

ARTICLE I

THE MERGER

1.1.                            The Merger.  At the Effective Time, in accordance with the Delaware LLC Act and the terms and conditions of this Agreement, the Company will merge with and into Merger Sub.  From and after the Effective Time, the separate limited liability company existence of the Company shall cease and Merger Sub, as the sole surviving entity in the Merger, shall continue its existence under the Delaware LLC Act as a wholly-owned subsidiary of the Bank.  Merger Sub, as the surviving entity after the Merger, is hereinafter sometimes referred to as the “Surviving Entity.”

1.2.                            Closing.  Unless this Agreement shall have been terminated pursuant to Section 9.7, and subject to the satisfaction or waiver, as the case may be, of the conditions set forth in Article V, the consummation (the “Closing”) of the Merger and the other Transactions contemplated by this Agreement and the Related Agreements (collectively, the “Transactions”) shall take place at 10:00 a.m. (Eastern Time) on a date to be mutually agreed upon by the Parties (the “Closing Date”), which date shall be no later than the second (2nd) Business Day after all of the conditions set forth in Article V (excluding conditions that, by their nature, cannot be satisfied until the Closing) shall have been satisfied or waived in accordance with Article V, unless another time and/or date is agreed to in writing by the Parties.  If not conducted electronically, the Closing shall take place at the offices of Vorys, Sater, Seymour and Pease LLP, 301 East Fourth Street, Suite 3500, Great American Tower, Cincinnati, Ohio 45202.

1.3.                            Effective Time.  Subject to the provisions of this Agreement, on the Closing Date or as soon thereafter as is practicable, the Parties shall cause the Merger to become effective by executing and filing in accordance with the Delaware LLC Act a certificate of merger with the Secretary of State of the State of Delaware in a form mutually agreed upon by the Parties prior to the Effective Time (the “Certificate of Merger”).  The date and time of such filing, or such later date and time as may be agreed upon by the Parties and specified in the Certificate of Merger, being hereinafter referred to as the “Effective Time.”

1.4.                            Effect of the Merger.  At the Effective Time, the Merger shall have the effects set forth in this Agreement, the Certificate of Merger and in the applicable provisions of the Delaware LLC Act.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all of the rights, privileges and powers of each of the Company and Merger Sub and all property, real, personal and mixed, and all debts due to the Company and Merger Sub, as well as all other things and causes of action belonging to each of the Company and Merger Sub shall be vested in the Surviving Entity and shall thereafter be the property of the Surviving Entity as they were of each of the Company and Merger Sub and shall not revert or be impaired by the Merger; and, all debts, liabilities and duties of each of the Company and Merger Sub shall thenceforth attach to the Surviving Entity and may be enforced against it to the same extent as if said debts, liabilities and duties had been incurred or contracted by the Surviving Entity.

1.5.                            Certificate of Formation and Limited Liability Company Agreement of the Surviving Entity.  At the Effective Time, the certificate of formation and limited liability company agreement of Merger Sub shall be the certificate of formation and limited liability company agreement of the Surviving Entity until amended in accordance with the respective terms thereof.  Notwithstanding the foregoing, as between the Members, the terms of the Company Operating Agreement shall continue to govern their rights with respect to each other (including with respect to the distribution of any Merger Consideration received or released from the Escrow Account after the Effective Time).

1.6.                            Managers and Officers of the Surviving Entity.  Subject to applicable Law, at the Effective Time, the (i) members of the board of managers of Merger Sub immediately prior to the Effective Time shall be the members of the board of managers of the Surviving Entity, and (ii) the officers of Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Entity, in each instance, to hold office in accordance with the certificate of formation and limited liability company agreement of the Surviving Entity, as in effect at the Effective Time.

1.7.                            Merger Consideration.

(a)                                 Subject to Section 1.7(b), the “Merger Consideration” shall consist of (i) 4,663,652 fully paid and non-assessable Buyer Common Shares, plus (ii) cash in the amount of (A) $3,660,392 (which amount is inclusive of both (i) the Escrow Amount and (ii) the Expense Fund Amount sent to the Member Representative pursuant to Section 5.4(f)) less (B) 50% of the aggregate premium amount paid by Buyer for the R&W Insurance Policy.

(b)                                 Once the Parties have agreed upon a Closing Date pursuant to Section 1.2, at any time between the fifth Business Day prior to such scheduled Closing Date and the second Business Day prior to such scheduled Closing Date, if the condition described in the immediately following sentence is satisfied, Company shall have the right, but not the obligation, to make a one-time irrevocable election (the “Merger Consideration Modification Election”) to modify the Merger Consideration so that, for all purposes of this Agreement, the Merger Consideration shall consist of (i) cash in the amount of (A) $53,660,392 (which amount is inclusive of both (i) the Escrow Amount and (ii) the Expense Fund Amount sent to the Member Representative pursuant to Section 5.4(f)) less (B) 50% of the aggregate premium amount paid by Buyer for the R&W Insurance Policy, plus (ii) an aggregate number of Buyer Common Shares equal to the amount obtained by subtracting (A) the quotient obtained by dividing 50,000,000 by 24.25, from (B) 4,663,652, with such amount rounded up to the nearest whole Buyer Common Share.  Company shall have the right to make the Merger Consideration Modification Election if, and only if, the 20-Day VWAP as of the fifth day prior to the scheduled Closing Date is equal to or less than $24.25. If Company does not make the Merger Consideration Modification Election within such specified period, the “Merger Consideration” shall be as stated in Section 1.7(a).

(c)                                  Except as set forth in Section 1.8(g), in no event shall the amount or composition of the Merger Consideration change from that set forth in this Section 1.7.  In the event that there is insufficient cash to satisfy the cash payment obligations to Common Units Holders who are not qualified

Members and to Phantom Unit holders who are not Qualified Phantom Unit Holders, such additional cash shall be funded by the Company prior to the Effective Time.

1.8.                            Effect on Company Common Units, Options, and Phantom Units.

(a)                                 Conversion of Company Common Units. At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, the Bank, Merger Sub, the Company or the Members, each Company Common Unit issued and outstanding at the Effective Time and held by a Qualified Member shall be converted into the right to receive the Per Common Unit Merger Consideration, upon the terms and subject to the conditions set forth in this Agreement, including the escrow provisions in Section 1.9, the Working Capital Adjustment provisions set forth in Section 1.11, and the indemnification provisions set forth in Article VII.  Each Company Common Unit held by a Qualified Member shall be entitled to receive only the Per Common Unit Merger Consideration; provided, that upon a written agreement among two or more Qualified Members and naming the Buyer as an intended third-party beneficiary, the form and substance of which is acceptable to Buyer in its sole discretion (a “Reallocation Agreement”), such Qualified Members may agree to, vis-à-vis such Qualified Members, reallocate among such Qualified Members the aggregate Per Common Unit Merger Consideration to be received by such Qualified Members so that they may receive a greater or lesser amount of cash or number of Buyer Common Units as agreed in such Reallocation Agreement; provided further, that no such Reallocation Agreement shall alter the aggregate Merger Consideration in any way, and in no event shall Buyer be required to include in the Merger Consideration a greater amount of cash or a greater number of Buyer Common Shares than is provided in Section 1.7.  The effect of any such Reallocation Agreement shall be reflected on the Allocation Statement and any such Reallocation Agreement shall be delivered to Buyer no later than the date on which the Allocation Statement is delivered.

(b)                                 Settlement of Phantom Units.  At the Effective Time, in accordance with the terms of the Option/Phantom Unit Plan and the Phantom Unit Termination Agreement and Investor Agreement to be executed by each holder of Phantom Units, each Phantom Unit that is held by a Qualified Phantom Unit Holder shall be, subject to Tax withholding, satisfied by the Per Phantom Unit Merger Consideration, upon the terms and conditions set forth in this Agreement, including the escrow provisions in Section 1.9, the Working Capital Adjustment provisions set forth in Section 1.11, the indemnification provisions set forth in Article VII and the provisions set forth in Section 6.12.  At the Effective Time, in accordance with the terms of the Option/Phantom Unit Plan and the related Phantom Unit Termination Agreement, each Phantom Unit that is held by a Person that is not a Qualified Phantom Unit Holder shall be, subject to Tax Withholding, satisfied with the cash payment (the cash to be derived from the Merger Consideration) required under the Option/Phantom Unit Plan.

(c)                                  Options.  At the Effective Time, all Options to purchase Company Common Units will have been vested and exercised by the holders thereof and no such Options will be issued or outstanding.  In the event that any such Options are not exercised, such Options will be cancelled and terminated without any payment therefor.

(d)                                 Membership Interests in Merger Sub.  At the Effective Time, by virtue of the Merger and without any action on the part of Buyer, the Bank, Merger Sub, the Company or the Members, each common unit of Merger Sub issued and outstanding immediately prior to the Effective Time, shall, from and after the Effective Time, represent one validly issued common unit of the Surviving Entity.  For the avoidance of doubt, such common units of the Surviving Entity shall, from and after the Effective Time, constitute the only membership interests of the Surviving Entity and shall be owned 100% by the Bank.

(e)                                  No Further Ownership Rights in Company Units, Options or Phantom Units. The Merger Consideration to be issued and paid in exchange for the Company Common Units and the Phantom

Units in accordance with the terms of this Agreement shall be deemed to have been issued in full satisfaction of all rights pertaining to such Company Common Units and Phantom Units.  There shall be no further registration of transfers on the records of the Surviving Entity of Company Common Units that were outstanding immediately prior to the Effective Time.

(f)                                   Dissenters’ Rights.  No dissenters’ or appraisal rights shall be available with respect to the Merger, and the Company and the Members hereby confirm the waiver of such rights set forth in Section 9.3 of the Company Operating Agreement.

(g)                                  Adjustments to Merger Consideration for Share Splits, Etc. of Buyer Common Shares.  Notwithstanding any other provision of this Agreement, the Merger Consideration shall be adjusted to reflect any share split, share combination, dividend or distribution (in cash, equity securities or in-kind) other than regular quarterly cash dividends, recapitalization, reclassification, merger, consolidation, issuance of rights in respect thereof or other similar change to or in Buyer Common Shares agreed, occurring, paid, or declared with a record date between the date hereof and the Closing.

(h)                                 No Fractional Shares.  Notwithstanding any other provision of this Agreement, if a holder of Company Common Units or Phantom Units would otherwise be entitled to receive pursuant to the distribution provisions of this Section 1.8, in exchange for all Company Common Units or Phantom Units held by such Person, a fraction of a Buyer Common Share, such holder shall receive from Buyer, in lieu thereof, a whole Buyer Common Share.

(i)                                     Withholding of Tax.  Each of Buyer, the Bank, the Surviving Entity and the Paying Agent shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any Participating Holder such amounts, if any, as it is required to deduct and withhold with respect to such delivery and payment under the Code or any provision of state, local, provincial or foreign tax legal requirements.  In addition, each of Buyer, the Bank, the Surviving Entity, and the Paying Agent shall be entitled to request and be provided any necessary Tax forms, including IRS Form W-9 or the appropriate IRS Form W-8, as applicable, or any similar information from the Participating Holders and, to the extent required by applicable tax requirements, any beneficial owner of any interest in any of the Qualified Members.  To the extent that any amounts are so withheld and timely remitted to the appropriate taxing authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Participating Holder, in respect of which such deduction and withholding was made by Buyer, the Bank, the Surviving Entity or the Paying Agent, as the case may be, and shall reduce pro tanto the number of Buyer Common Shares or cash payable to the Participating Holder, as applicable (and shall reduce pro tanto the total number of Buyer Common Shares or cash, as applicable, payable hereunder).  Buyer, the Bank and the Surviving Entity shall provide prior written notice of any such withholding and shall cooperate in good faith, and shall use commercially reasonable efforts to cause the Paying Agent to agree to cooperate in good faith with specific reasonable written requests from the Member Representative on behalf of any Participating Holder concerning reduction of or relief from potential deduction or withholding of Tax; provided, for the avoidance of doubt, that nothing in this Section 1.8(i) shall be construed in any way as to limit the right of Buyer, the Bank, the Surviving Entity and the Paying Agent to make such required deduction or withholding, to have such amount (including Buyer Common Shares) be treated as paid to the Person on behalf of which such deduction or withholding was made or otherwise to limit or expand any rights of any Buyer Indemnitee pursuant to Article VII.

(j)                                    No Liability.  Notwithstanding any other provision of this Agreement, none of Buyer, the Bank or the Surviving Entity shall be liable to a Participating Holder for any portion of the Merger Consideration properly paid to a public official pursuant to any applicable abandoned property, escheat or similar law.

(k)                                 Taking of Necessary Action; Further Action.  If, at any time and from time to time after the Effective Time, any further action is necessary or desirable to carry out the purposes of this Agreement and to vest in the Surviving Entity or its successor full right, title and possession of all assets, properties, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Surviving Entity (or of its successor) shall be and are fully authorized and directed, in the name of and on behalf of each of the Company and Merger Sub, to take, or to cause to be taken, all such lawful and necessary action as is not inconsistent with this Agreement.

1.9.                            Escrow.  On the Closing Date, Buyer shall deposit with PNC Bank, National Association (the “Escrow Agent”) the Escrow Amount, which amount shall be deducted from the aggregate cash included in the Merger Consideration payable pursuant to Section 1.7.  Each Qualified Member shall be deemed to have contributed the amount of Escrow Amount set forth opposite such holder’s name on the Allocation Schedule.  The Escrow Amount shall be held in trust and disbursed by the Escrow Agent in strict accordance with the terms and conditions of an Escrow Agreement in a form to be mutually agreed upon among Buyer, Member Representative and the Escrow Agent prior to Closing (the “Escrow Agreement”).

1.10.                     Allocation Statement.  Other than in the event of a Merger Consideration Modification Election (in which event the delivery date shall be one (1) Business Day after the Buyer is notified of the Merger Consideration Modification Election), the Company shall provide to Buyer, no later than ten Business Days prior to the Closing Date, the Company’s calculation of:

(a)                                 the Common Unit Merger Consideration and the Per Common Unit Merger Consideration, prior to any adjustment pursuant to Section 1.11;

(b)                                 the cash to be received in lieu of the Per Common Unit Merger Consideration by Persons who are not Qualified Members in exchange for their Company Common Units, both individually and in the aggregate;

(c)                                  the Phantom Unit Merger Consideration and the Per Phantom Unit Merger Consideration, prior to any adjustment pursuant to Section 1.11;

(d)                                 the cash to be received in lieu of the Per Phantom Unit Merger Consideration by each holder of Phantom Units who is not a Qualified Phantom Unit Holder, both individually and in the aggregate;

(e)                                  the number of Buyer Common Shares and amount of cash to be issued and/or paid to each Qualified Member pursuant to this Agreement at the Effective Time (inclusive and net of such holder’s allocable share of the Escrow Amount), prior to any adjustment pursuant to Section 1.11, and (ii) the mailing address of each such Qualified Member;

(f)                                   (i) the number of Buyer Common Shares to be issued as of the Effective Time to each Qualified Phantom Unit Holder, prior to any adjustment pursuant to Section 1.11, and (ii) the Tax withholding, if any, applicable to such issuance; and

(g)                                  the existence and effect of any Reallocation Agreement on the foregoing (a)-(f).

The Company shall, on the Closing Date, deliver a certificate (such certificate and the items set forth in this Section 1.10 being collectively referred to as the “Allocation Statement”) signed by the Chief Financial Officer of the Company certifying, on behalf of the Company (and without personal liability), as to the accuracy and completeness, in each case as of the Closing and subject to adjustment under Section 1.11, of each of the items set forth on the Allocation Statement in conformity with the requirements of this

Section 1.10.  The Company shall give Buyer timely access to all supporting workpapers used in the preparation of the Allocation Statement, which Allocation Statement shall be deemed the definitive calculation of the Merger Consideration payable to the Participating Holders pursuant to the Merger, individually and in the aggregate, subject to any adjustment pursuant to Section 1.11, and once delivered, the Allocation Statement shall be deemed a part of, and incorporated into, this Agreement.

1.11.                     Working Capital Adjustment.

(a)                                 Estimated Closing Balance Sheet.  No later than two (2) Business Days prior to the Closing Date, the Company will provide to Buyer an estimated unaudited balance sheet (the “Estimated Closing Balance Sheet”) of the Company as of 11:59 p.m. Eastern Time on the Closing Date substantially in the form of the Company Balance Sheet and prepared on a basis consistent with and utilizing the same principles, practices and policies as those used in preparing the Company Balance Sheet and otherwise in accordance with GAAP (except for the absence of footnotes).

(b)                                 Proposed Final Closing Balance Sheet.  As promptly as possible and in any event within 75 days after the Closing Date, Buyer shall in good faith prepare or cause to be prepared, and will provide to the Member Representative, its proposed balance sheet of the Company as of 11:59 p.m. Eastern Time on the day immediately preceding the Closing Date (the “Proposed Final Closing Balance Sheet”), together with a written statement setting forth in reasonable detail of its proposed final determination of the Net Working Capital (the “Proposed Final Net Working Capital Statement”), which shall be calculated in accordance with Schedule 1.11(b).  The Proposed Final Closing Balance Sheet and the determination of Net Working Capital reflected on the Proposed Final Net Working Capital Statement will be prepared in the same manner, subject to the same principles, practices and policies, as the Estimated Closing Balance Sheet and otherwise in accordance with GAAP.  The Member Representative and its Representatives shall have reasonable access to the work papers and other books and records of the Surviving Entity (or any successor), during working hours and upon reasonable notice, for purposes of assisting the Member Representative and its Representatives in their review of the Proposed Final Closing Balance Sheet and the Proposed Final Net Working Capital Statement.

(c)                                  Dispute Notice.  The Proposed Final Closing Balance Sheet and the Proposed Final Net Working Capital Statement (and the proposed final determination of the Net Working Capital reflected thereon) will be final, conclusive and binding on the parties hereto unless the Member Representative, on behalf of the Participating Holders provides a written notice (a “Working Capital Dispute Notice”) to Buyer no later than the 30th day after the delivery to the Member Representative of the Proposed Final Closing Balance Sheet and the Proposed Final Net Working Capital Statement.  The Member Representative may issue a Working Capital Dispute Notice or otherwise dispute any item set forth in the Proposed Final Closing Balance Sheet or Proposed Final Net Working Capital Statement only on the grounds that such item or document (i) was not prepared consistent with the principles, practices and policies set forth in paragraph (a) above, (ii) contains mathematical errors or (iii) contains an error, miscalculation, inaccuracy, omission or oversight that if corrected would be consistent with the principles, practices and policies set forth in paragraph (a) above and which dispute is bona fide and objected to in good faith.  Any Working Capital Dispute Notice shall set forth in reasonable detail any item(s) on the Proposed Final Closing Balance Sheet or the Proposed Final Net Working Capital Statement that the Member Representative believes has not been prepared in accordance with this Agreement and the correct amount of such item.  Any item or amount to which no dispute is raised in the Working Capital Dispute Notice will be final, conclusive and binding on the parties on the thirty-first (31st) day after delivery to the Member Representative of the Proposed Final Closing Balance Sheet and the Proposed Final Net Working Capital Statement.

(d)                                 Resolution of Disputes.  Buyer and the Member Representative, on behalf of the Participating Holders, will attempt to resolve the matters raised in any Working Capital Dispute Notice promptly and in good faith.  At any time on or after the tenth Business Day after delivery of any Working Capital Dispute Notice pursuant to Section 1.11(c), Buyer and the Member Representative, on behalf of the Participating Holders, will submit the disputed items to the Accounting Firm if such dispute has not, prior to submittal, been resolved between Buyer and the Members.  The Accounting Firm, acting as an expert and not an arbitrator, will promptly review only those unresolved items and amounts specifically set forth and objected to in the Working Capital Dispute Notice and resolve the dispute with respect to each such specific unresolved item and amount in accordance with this Agreement.  The Accounting Firm shall be instructed in writing by Buyer and the Member Representative, on behalf of the Participating Holders, that the Accounting Firm must accept the Proposed Final Closing Balance Sheet and Proposed Final Net Working Capital Statement except to the extent it (i) was not prepared consistent with the principles, practices and policies set forth in paragraph (a) above, (ii) contains mathematical errors or (iii) contains an error, miscalculation, inaccuracy, omission or oversight that if corrected would be consistent with the parameters, process and procedures set forth in paragraph (a) above.  In any such case, a single partner of the Accounting Firm selected by such Accounting Firm in accordance with its normal procedures and having expertise with respect to the analysis and settlement of such disputes shall act for the Accounting Firm in the determination proceeding, and the Accounting Firm shall render, as an expert, a written decision as to each disputed matter, including a statement in reasonable detail of the basis for its expert determination.  In no event shall the decision of the Accounting Firm provide for a calculation of Net Working Capital that is less than the calculation thereof shown in the Proposed Final Net Working Capital Statement or greater than the Member Representative’s alternative calculation thereof shown in the Working Capital Dispute Notice. The fees and expenses of the Accounting Firm shall be borne equally by Buyer, on the one hand, and the Qualified Members (from the Escrow Amount), on the other hand.  The determination of the Accounting Firm with respect to the disputed items of the Proposed Final Closing Balance Sheet and the Proposed Final Net Working Capital Statement submitted to it will be final, conclusive and binding on the parties.  As used herein, the Proposed Final Closing Balance Sheet and the Proposed Final Net Working Capital Statement, if there shall be no Working Capital Dispute Notice delivered pursuant to paragraph (b) above, or as adjusted to reflect any changes agreed to by the parties and the decision of the Accounting Firm, in each case, pursuant to this Section 1.11, are referred to herein as the “Final Closing Balance Sheet” and the “Final Closing Statement”, respectively.  Each of the parties to this Agreement shall cooperate with the Accounting Firm in all commercially reasonable respects (including by executing a customary engagement letter reasonably acceptable to it) and shall seek to cause the Accounting Firm to resolve any such dispute as soon as practicable (but in no event later than sixty (60) days) after the commencement of the Accounting Firm’s engagement.

(e)                                  Merger Consideration Adjustment.  If Net Working Capital (as finally determined pursuant to this Section 1.11(e) and as set forth in the Final Closing Balance Sheet and the Final Closing Statement) differs from the estimated amount thereof set forth in the Estimated Closing Balance Sheet, the Merger Consideration shall be recalculated as follows:  (i) if the Net Working Capital as set forth in the Final Closing  Statement is greater than the estimated amount thereof set forth in the Estimated Closing Balance Sheet (“the Net Working Capital Surplus Amount”), the number of Buyer Common Shares constituting the Merger Consideration shall be increased by a number of Buyer Common Shares (rounded up to the nearest whole Buyer Common Share) determined by dividing the Net Working Capital Surplus Amount by the Reference Price, with such additional Buyer Common Shares being distributed to the Participating Holders (by the Paying Agent to the Qualified Members and, subject to tax withholding requirements, if any, by the Surviving Entity (or its successor) to the Qualified Phantom Unit Holders) in accordance with their Pro Rata Share of the Merger Consideration, and (ii) if the Net Working Capital as set forth in the Final Closing Statement is less than the estimated amount thereof set forth in the Estimated Closing Balance Sheet, cash in that amount shall be released to Buyer from the Escrow Account pursuant to joint instructions to be executed and delivered to the Escrow Agent by Buyer and the Member Representative.

1.12.                     Paying Agent.

(a)                                 Paying Agent.  Prior to the Effective Time, Buyer shall designate Computershare, Inc. to act as paying agent (the “Paying Agent”) for the Merger.

(b)                                 Exchange Procedures.  As soon as practicable after the Effective Time (but no later than three (3) Business Days after the Closing Date), the Paying Agent will mail or otherwise cause to be delivered to each holder of record of Company Common Units a letter of transmittal in a form mutually agreed upon by Buyer and Company prior to the Effective Time (the “Member Letter of Transmittal”).  Following the Effective Time and delivery to the Paying Agent of a duly completed and validly executed Member Letter of Transmittal, together with an assignment in form reasonably acceptable to Buyer and the Company of and with respect to the Company Common Units, each such Member shall be entitled to receive and the Paying Agent shall disburse in accordance with the terms of this Agreement the Buyer Common Shares to which such Member is entitled pursuant to Section 1.8 (subject to the escrow contribution provisions set forth in Section 1.9, the Working Capital Adjustment provisions set forth in Section 1.11 and the indemnification provisions set forth in Article VII).

(c)                                  Deposit of Buyer Common Shares with the Paying Agent.  On the Closing Date but after the Effective Time, subject to the Company’s delivery of the Allocation Statement (which shall have occurred prior to the Effective Time), Buyer shall deposit with the Paying Agent for exchange in accordance with this Section 1.12, the Buyer Common Shares issuable to the holders of Company Common Units pursuant to Section 1.12(b).  Buyer shall also deposit with the Paying Agent any additional Buyer Common Shares required to be issued to the holders of Company Common Units pursuant to Section 1.11(e) within five (5) days following the date on which the Final Closing Statement is first available to the Parties.

(d)                                 No Liability.  Notwithstanding anything to the contrary in this Section 1.12, none of the Paying Agent, the Escrow Agent, Buyer, any Buyer Affiliate, the Bank, the Surviving Entity, the Member Representative or any party hereto shall be liable to any Person for any amount properly paid to a public official in compliance with any applicable abandoned property, escheat or similar Law.

1.13.                     Issuance of Buyer Common Shares to Holders of Qualified Phantom Unit Holders.  Subject to the execution and delivery by each Qualified Phantom Unit Holder of a termination agreement substantially in the form of Exhibit A hereto (a “Phantom Unit Termination Agreement”), Buyer shall deliver to each Qualified Phantom Unit Holder identified as a recipient of Buyer Common Shares on the Allocation Statement, no later than five days following the Effective Time, that number of Buyer Common Shares issuable to such Qualified Phantom Unit Holder in respect of his or her Phantom Units, as set forth on the Allocation Statement, net of any Buyer Common Shares withheld pursuant to the withholding provisions of Section 1.8(i).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Subject to such exceptions as are disclosed in the disclosure schedule Delivered herewith by the Company to Buyer (the “Company Disclosure Schedule”) corresponding to the applicable section and subsection or clause of this Article II or disclosed in any other section, subsection or clause of the Company Disclosure Schedule (with any reference to a “Schedule” being a reference to the Company Disclosure Schedules unless otherwise specified); provided that it is reasonably apparent, upon a reading of the disclosure together with the corresponding representation and warranty, that such disclosure is responsive to such other section, subsection or clause, the Company hereby represents and warrants to each of Buyer, the Bank and Merger Sub as of the Agreement Date and as of the Closing as follows:

2.1.                            Organization of the Company.  The Company is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all requisite limited liability company power and authority to own, lease and operate its properties and to carry on its business as currently conducted.  The Company is duly qualified or licensed to do business and is in good standing (or the local law equivalent) as a foreign limited liability company in each jurisdiction listed on Schedule 2.1(a), which constitute all of the jurisdictions in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary.  The Company has Delivered to Buyer a true, complete and correct copy of the Company’s Organizational Documents and each such Organizational Document is in full force and effect.  The Company is not in violation of its Organizational Documents in any material respect.  Schedule 2.1(b) lists every state or foreign jurisdiction in which the Company has facilities, maintains an office, branch or permanent establishment or employs a current Employee.  Except as set forth on Schedules 2.1(c) and 2.14(a)(i), neither the Company nor its predecessors, if any, has conducted any business under or otherwise used for any purpose in any jurisdiction any fictitious name, assumed name, “d/b/a”, trade name or other name.

2.2.                            Authority.

(a)                                 The Company has all requisite limited liability company power and authority to enter into this Agreement, the Certificate of Merger, the Option Termination Agreements and each of the other agreements or certificates that is required to be delivered to Buyer under this Agreement on or before the Closing (collectively, the “Related Agreements”) and to which the Company is or will be a party, to perform its obligations hereunder and thereunder, and to consummate the Transactions.  The Company Board Approval has been properly obtained. The Company Board Approval constitutes all of the necessary action or authorization on the part of the Company required under the Company Operating Agreement or applicable Law for the authorization, execution and delivery by the Company of this Agreement and the Related Agreements to which it is a party by the Company and the performance by the Company of the Transactions, including consummation of the Merger.

(b)                                 This Agreement has been, and each of the Related Agreements to which the Company is a party will be at the Closing, duly executed and delivered by the Company and, assuming due authorization, execution and delivery by the other parties hereto and thereto (other than the Company), this Agreement and the Related Agreements to which the Company is a party constitute valid, legal and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium and similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity and public policy; provided, however, that the  Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

2.3.                            No Conflict.  The execution and delivery by the Company of this Agreement and the Related Agreements to which the Company is a party, and the consummation of the Transactions, do not and will not conflict with or result in any material violation of or material default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any material obligation or loss of any material benefit under, or result in the imposition or creation of any material Lien upon any of the Company’s properties or assets (tangible or intangible), or cause the Company to become subject to, or liable for, the payment of any Tax under (a) any provision of the Company’s Organizational Documents, (b) any Disclosable Contract, or (c) any Company Authorization.

2.4.                            Consents.

(a)                                 Except for such filings as may be required under the HSR Act and the consents, approvals, authorizations and filings set forth or described on Schedule 2.4(a), no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity is required by or with respect to Company in connection with the execution, delivery and performance of this Agreement and the Related Agreements by Company or the consummation by Company of the Transactions, other than (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and (b) such consents, approvals, orders, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws.

(b)                                 Schedule 2.4(b) sets forth all notices to, and all consents, waivers and approvals of, parties to any Disclosable Contract that are required thereunder in connection with the Transactions, or for any such Disclosable Contract to remain in full force and effect without limitation, modification or alteration (including payment of any additional amounts or consideration other than ongoing fees, royalties or payments which the Company would otherwise be required to pay pursuant to the terms of such Disclosable Contract had the Transactions not occurred) after the Effective Time so as to preserve all rights of, and benefits to, the Company under such Disclosable Contract from and after the Effective Time.  All such notices, consents, waivers and approvals will have been properly made and obtained, will be in full force and effect, and copies thereof have been Delivered to Buyer.

2.5.                            No Subsidiaries.  The Company does not own, and has never owned, directly or indirectly, any capital stock of or any other equity interest in, or controlled, directly or indirectly, any other Person, and the Company is not and has not otherwise been, directly or indirectly, a party to, member of or participant in any partnership, joint venture or similar business entity, other than commercial relationships entered into in the normal course of business that do not involve shared or joint equity ownership by either party, the sharing of profits or losses or any form of joint or shared liability.

2.6.                            Company Capital Structure.

(a)                                 The authorized and issued equity securities of the Company consist solely of the Company Units set forth on Schedule 2.6(a).  Except for the Series 1 New Common Units, none of which securities have been issued or are outstanding, the Company does not have any other equity or ownership interests of any kind, authorized, designated, issued or outstanding.  The Company Units are held of record and beneficially owned by the Persons with the addresses and in the amounts set forth on Schedule 2.6(a).  When delivered, the Allocation Statement will be, subject to adjustment under Section 1.11, a true, accurate and complete schedule of the consideration to be received, both individually and in the aggregate, by the Participating Holders pursuant to this Agreement, the Company’s Organizational Documents, the Option/Phantom Unit Plan and any applicable award agreements and the Option/Phantom Termination Agreements.

(b)                                 Except for the Option/Phantom Unit Plan, the Company has never adopted, sponsored or maintained any plan or any other plan or agreement providing for equity compensation to any Person, including any profits interest plan.  Except as set forth on Schedule 2.6(b), there are no outstanding Security Rights for or related to any Company Security, whether or not currently exercisable, and, except as set forth on Schedule 2.6(b), the Company does not have any (i) commitment to issue, deliver, sell, repurchase or redeem, or cause to be issued, delivered, sold, repurchased or redeemed, any Company Security or (ii) obligation to grant, extend, accelerate the vesting of, change the price of, otherwise amend or enter into any Security Right for or related to any Company Security.  Except as set forth on Schedule 2.6(b), there are no outstanding or authorized interest or unit appreciation, phantom interest, profit participation or other similar rights with respect to the Company.

(c)                                  Except as set forth on Schedule 2.6(c), there are no (i) voting trusts, proxies or other agreements or understandings with respect to any Company Securities to which the Company is a party, by which the Company is bound, or of which the Company has knowledge, or (ii) agreements or understandings to which the Company or any Participating Holder is a party, by which the Company is bound, or of which the Company has knowledge relating to the voting, registration, sale or transfer (including agreements relating to rights of first refusal, “co-sale” rights or “drag-along” rights) of any Company Securities pursuant to which the Company has any current or ongoing obligations to any third party.

(d)                                 All outstanding Company Securities have been duly authorized and are validly issued, fully paid and non-assessable, and were not issued in violation of the preemptive rights of any Person.  All outstanding Company Securities, Securities Rights and Phantom Units have been issued in compliance with all applicable Laws, including the Securities Act, rules promulgated by the SEC under the Securities Act, and all state “blue sky” laws and regulations.

(e)                                  At the Effective Time, no Member who is not a Qualified Member, and no Phantom Unit Holder who is not a Qualified Phantom Unit Holder, will receive any Buyer Common Shares pursuant to the Transactions.

(f)                                   At the Effective Time no Options will be issued or outstanding.

(g)                                  No Member has, or as a result of this Agreement and the Transactions will have, any dissenter’s rights, appraisal rights or similar rights.

2.7.                            Company Financial Statements and Internal Controls.

(a)                                 Schedule 2.7(a) sets forth (i) the audited balance sheets and statements of income and cash flows of the Company as of and for the fiscal years ended December 31, 2018, December 31, 2017 and December 31, 2016, and (ii) the unaudited balance sheet of the Company (the “Company Balance Sheet”) as of May 31, 2019 (the “Balance Sheet Date”) and the related unaudited statements of income for the five-month period then ended (the financial statements referred to in items (i) and (ii), collectively, the “Company Financial Statements”).  The Company Financial Statements are accurate and complete in all material respects and have been prepared from the books and records of the Company in accordance with GAAP, applied on a consistent basis throughout the periods indicated, and the principles, practices and policies set forth on Schedule 2.7(a).  The Company Financial Statements fairly present, in all material respects, the financial position, results of operations and cash flows of the Company as of the dates and for the periods indicated therein, subject, in the case of the unaudited interim Company Balance Sheet, to the absence of footnotes and normal year-end adjustments, which were not material in amount or significance.

(b)                                 The Company’s revenue recognition policy is consistent with GAAP.  The Company has in place systems and processes that are adequate for a company at the same stage of development as the Company and that are designed to (i) prevent and detect material misstatements so as to provide reasonable assurances regarding the reliability of the Company Financial Statements and (ii) in a timely manner accumulate and communicate to the Company’s principal executive officer and principal financial officer the type of information that would be required to be disclosed in the Company Financial Statements.  Neither the Company nor, to the Company’s knowledge, any Employee, auditor, accountant or Representative of the Company has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or oral, regarding the adequacy of such systems and processes or the accuracy or integrity of the Company Financial Statements.  To the Company’s knowledge, there have been no instances of fraud by the Company or its Employees, whether or not material, that occurred during any period covered by the Company Financial Statements.

(c)                                  To the Company’s knowledge, no Employee has provided or threatened to provide information to any Governmental Entity regarding the commission of any crime or the violation of any Law applicable to the Company or any part of its operations.

(d)                                 During the periods covered by the Company Financial Statements, the Company’s accountants were independent of the Company and its management.

2.8.                            Liabilities.

(a)                                 Except liabilities: (i) recorded, reflected or reserved against on the Company Balance Sheet (or in the notes thereto); (ii) incurred since the Balance Sheet Date in the ordinary course of business, consistent with past practice that are recorded, reflected or reserved against on the Proposed Final Closing Balance Sheet; or (iii) as set forth on Schedule 2.8(a), the Company does not have any material debts, liabilities, demands or obligations of any nature (whether known or unknown, accrued or fixed, absolute or contingent, matured or unmatured, determined or determinable, or as a guarantor or otherwise).  The Company has no “off-balance sheet arrangements” (as such term is defined in Item 303(a)(4) of Regulation S-K promulgated under the Exchange Act).

(b)                                 Schedule 2.8(b) lists: (i) all accounts payable of the Company as of the Balance Sheet Date and the aging thereof; and (ii) any customer deposits revenue or other deposits held by the Company as of the Balance Sheet Date.  All accounts payable of the Company that arose after the Balance Sheet Date have been recorded on the accounting books and records of the Company.  All outstanding accounts payable of the Company represent valid obligations arising from bona fide business transactions.

(c)                                  Schedule 2.8(c) lists: (i) each item of Indebtedness of the Company and sets forth each agreement in effect with respect thereto and the holder thereof and (ii) each Lien, other than Permitted Liens, to which the Company or any of its respective properties, assets or undertakings is subject or bound and each agreement with respect thereto.

(d)                                 The Company has not, at any time: (i) made a general assignment for the benefit of creditors; (ii) filed, or had filed against it, any bankruptcy petition or similar filing; (iii) suffered the attachment or other judicial seizure of all or a substantial portion of its assets; (iv) admitted in writing its inability to pay its debts as they become due; or (v) been convicted of, or pleaded guilty or no contest to, any felony.  The Company is not insolvent.

(e)                                  The Company will, as of the Effective Time, have no Indebtedness.

2.9.                            Absence of Certain Changes.  Except as set forth on Schedule 2.9 or as specifically contemplated by this Agreement, including the carrying on of the Company’s business in the usual and ordinary course pursuant to Section 6.1 of this Agreement after the date hereof, since the Balance Sheet Date there has been no Company Material Adverse Effect, and there has not been, occurred or arisen any:

(a)                                 transaction by the Company, except (i) in the ordinary course of business and consistent with past practices, in an amount not in excess of $100,000 individually or (ii) outside the ordinary course of business in an amount not in excess of $100,000 individually or $100,000 in the aggregate;

(b)                                 amendments or changes to the Organizational Documents of the Company;

(c)                                  capital expenditure or capital commitment by the Company in any amount in excess of $100,000 in any individual case or $100,000 in the aggregate;

(d)                                 payment, discharge or satisfaction, in any amount in excess of $100,000 in any individual case or $100,000 in the aggregate, of any claim, liability or obligation (absolute, accrued, asserted or unasserted, contingent or otherwise of the Company), other than payments, discharges or satisfactions in the ordinary course of business and consistent with past practices of liabilities reflected or reserved against in the Company Balance Sheet;

(e)                                  (i) failure to pay accounts payable when due consistent with past practice or any delay in payment thereof or any renegotiation thereof, (ii) request by the Company to accelerate the payment of any accounts receivable or (iii) change to or deviation from the Company’s cash management practices, in each case except in the ordinary course of business consistent with past practice;

(f)                                   destruction of, damage to or loss of any material assets of the Company (whether or not covered by insurance), or loss of any material business or customer of the Company;

(g)                                  actual, or to the Company’s knowledge, threatened or pending, work stoppage, labor strike or other labor trouble, or any actual, or to the Company’s knowledge, threatened or pending, action, suit, claim, demand, labor dispute or grievance relating to any labor, employment and/or safety matter involving the Company, including complaints or claims of wrongful discharge, discrimination, wage and hour violations, health and safety Law violations, or other unlawful labor and/or employment practices or actions;

(h)                                 except as mandated by GAAP or applicable Law, change in accounting methods or practices (including any change in depreciation or amortization policies or rates) by the Company;

(i)                                     change in any material Tax accounting method, filing of any amended Tax Return, entrance into any closing agreement, settlement or compromise of any Tax claim, assessment or proceeding, adoption, change or revocation of any Tax election, or change of any fiscal or Tax year, in each case with respect to the Company;

(j)                                    revaluation by the Company for accounting purposes of any of its assets, including the writing down of the value of inventory or writing off of notes or accounts receivable, except in the ordinary course of business consistent with past practice (including “mark to market” activities);

(k)                                 except for the redemption by the Company of the Preferred Units and for the pre-Closing and Closing Date distributions of all Company cash to Members and others as reflected on the Allocation Statement, (i) declaration, setting aside or payment of a dividend or other distribution (whether in cash, equity or property) on or with respect to or redemption or purchase by the Company of any Company Security or any Security Rights therefor, (ii) any split, combination or reclassification of any Company Security, or (iii) any issuance or authorization of the issuance of any Company Security or any Security Rights or any securities in respect of, in lieu of or in substitution for, any of the foregoing;

(l)                                     other than customary increases and adjustments in the ordinary course of business: (i) increase in the salary or other compensation (of any type or form) payable or to become payable by the Company to any of its Employees, consultants, contractors, or advisors, or (ii) modification of any existing salary, bonus, commission, severance, equity compensation or other equity arrangement or any other compensatory arrangement with any such Person (including under any profit sharing, management by objectives, incentive, gainsharing, competency or performance plan), or modification or waiver of any of the terms or conditions thereof or the performance or other criteria or condition to payment or earning thereof, or (iii) repricing of any right to acquire Company Securities or any amendment or acceleration or waiver of any vesting terms related to any award of, or award with respect to, any Company Securities held by any such Person, or (iv) declaration, payment, commitment, approval of, or undertaking of an obligation of any other kind for the payment by the Company of a bonus, commission or other additional salary, compensation or employee benefits to any such Person (including under any profit sharing, management by objectives, incentive, gainsharing, competency or performance plan);

(m)                             Employee terminations and/or layoffs, by the Company, for any reason, either with or without cause;

(n)                                 (i) grant of any severance or termination pay or benefits to any Employee, or entering into any agreement with respect thereto; (ii) adoption or amendment of any employee benefit plan, change in control or retention agreement or severance plan; or (iii) entering into any employment contract, extension of any employment offer, or payment or agreement to pay any bonus or special remuneration to any Employee other than the hiring of non-executive at-will employees, consultants or contractors in the ordinary course of business pursuant to the Company’s standard hiring practices and without any change in control or severance obligations other than the Company’s standard severance policy;

(o)                                 sale, lease, license or other disposition of any of the material assets or properties of the Company, or creation of any Lien on such material assets or properties;

(p)                                 loan by the Company to any Person, incurrence by the Company of any Indebtedness (except for trade payables incurred in the ordinary course of business and borrowings in the ordinary course of business under the Company’s revolving credit facility), guarantee by the Company of any Indebtedness, entrance into any capital lease, issuance or sale of any debt securities of the Company or purchase of or guaranteeing of any debt securities of others, except for advances to Employees for travel and business expenses in the ordinary course of business and consistent with past practice;

(q)                                 waiver or release of any material right or claim of the Company, including any write-off or other compromise of any material account receivable of the Company, except in the ordinary course of business and consistent with past practice;

(r)                                    commencement, or notice or threat of commencement of any lawsuit or proceeding against or, to the Company’s knowledge, investigation of the Company or its affairs, or commencement of any litigation by the Company, or settlement of any lawsuit, proceeding or investigation (regardless of the party initiating the same);

(s)                                   (i) transfer or sale by the Company of any rights to the Company Intellectual Property or the entering into of any license agreement (other than non-exclusive end-user license agreements entered into by the Company in the ordinary course of business consistent with past practices that do not include any rights with respect to source code), security agreement, assignment or other conveyance or option for the foregoing, pursuant to which rights to the Company Intellectual Property are granted, transferred or sold to any Person, (ii) purchase or other acquisition of any Intellectual Property or the entering into of any license agreement (other than licenses for generally available, off-the shelf Software that are subject to a standard form license agreement that have not been negotiated), distribution agreement, reseller agreement, security agreement, assignment or other conveyance or option for the foregoing, pursuant to which rights to the Intellectual Property of any Person are purchased, acquired or obtained by the Company or (iii) entering into, or amendment of, any agreement with a third party respect to the development of any Intellectual Property.

(t)                                    event, occurrence, change, effect or condition of any character that, individually or in the aggregate, has had or reasonably would be expected to have a Company Material Adverse Effect;

(u)                                 other than repayments from time to time under the Company’s revolving credit facility, voluntary prepayment or other non-mandatory payment of, or in respect of, any Indebtedness or any Lien;

(v)                                 any termination, extension, amendment or modification of any material agreement by the Company or any waiver, release or assignment of any material rights or claims thereunder, in each case except in the ordinary course of business and consistent with past practices; or

(w)                               agreement by the Company, or to the Company’s knowledge, any Employees thereof, to do any of the things described in the preceding clauses (a) through (v) (other than negotiations with Buyer and its Representatives regarding the Transactions).

2.10.                     Accounts Receivable; Bank Accounts.  Schedule 2.10(a) lists all accounts receivable of the Company as of the Balance Sheet Date, together with an aging schedule indicating a range of days elapsed since being invoiced.  Except as set forth on Schedule 2.10(b) of the Company Disclosure Schedule, of the accounts receivable of the Company (i) represent bona fide transactions that arose in the ordinary course of business, (ii) are, to the Company’s knowledge, not subject to setoffs or counterclaims and (iii) to the Company’s knowledge, are current and collectible subject to any reserve set forth on the Company Financial Statements.  There are no Liens other than Permitted Liens on any account receivable, and no agreement for a material deduction or material discount has been made with respect to any account receivable.  Except as set forth on Schedule 2.10(c), the Company has not received notice from any customer that such customer does not intend to pay any account receivable.  Set forth on Schedule 2.10(d) is a description of each account maintained by or for the benefit of the Company at any bank or other financial institution including the authorized signatories of each account.  There are no outstanding powers of attorney executed on behalf of the Company.

2.11.                     Restrictions on Business Activities.  There is no agreement or judgment, injunction, order or decree, in either case to which the Company is a party, subject or otherwise binding upon the Company, that would prohibit, impair or otherwise limit in any material respect: (i) any business practice of the Company or Buyer or any of their respective present or future Affiliates; (ii) any acquisition of property (tangible or intangible) by the Company or Buyer or any of their respective present or future Affiliates; (iii) the conduct of business by the Company or Buyer or any of their respective present or future Affiliates; or (iv) the freedom of the Company or Buyer or any of their respective present or future Affiliates to engage in any line of business or to compete or do business with any Person, in each case whether arising as a result of a change in control of the Company or Buyer or any of their respective present or future Affiliates or otherwise.  Without limiting the generality of the foregoing, the Company has not entered into any agreement under which the Company or any of its present or future Affiliates is restricted from conducting business in any geographic area, during any period of time, or in any segment of the market.

2.12.                     Real Property; Leases.

(a)                                 None of the real property used or occupied by the Company, together with all permanent fixtures and improvements created thereon (“Company Real Property”), is owned by the Company, nor has the Company ever owned any real property.  All of the Company Real Property is leased or subleased by the Company.  The Company does not have, and has not previously had, any right of ownership, right of use, option, right of first refusal or contractual obligation to purchase, or any other legal or equitable right, estate or interest in, or affecting, any land or buildings other than the Leases.

(b)                                 Schedule 2.12(b) sets forth all leases, subleases and other agreements pursuant to which the Company derives its rights in any Company Real Property (the “Leases”), including, with respect to each such Lease, the identity of the landlord or sublandlord, the addresses, and the date of such Lease and of each amendment thereto. The Leases are, as to the Company, in full force and effect and have not been modified, supplemented or amended in any way except as set forth in Schedule 2.12(b).  Except as set forth on Schedule 2.12(b), the interest of the Company in each Lease has not been assigned, subleased or encumbered in any way.

(c)                                  All material conditions of each Lease to be performed by the Company thereunder and necessary to the enforceability of the Lease have been satisfied, and the Leases are valid, binding and enforceable in accordance with their respective terms, and there does not exist under any such Lease any default by the Company, or to the Company’s knowledge, by any other Person, or, any event that, with or without notice or lapse of time or both, would constitute a default by the Company or to the Company’s knowledge, by any other Person.  No written notice or agreement to terminate any Lease has been served on the Company, or entered into by any Person with respect thereto.  The Company has Delivered or otherwise made available to Buyer true, correct and complete copies of all Leases, including all amendments and agreements related thereto (including, without limitation, any subordination, nondisturbance and attornment agreements or similar instruments related thereto), the Leases constitute the entire agreement between the Company and each landlord or sublandlord with respect to the Company Real Property, and there are no other agreements, written or oral, which affect the occupancy of the Company Real Property by the Company. All rent and other charges currently due and payable under the Leases have been paid to current, except for liabilities reflected or reserved against in the Company Financial Statements, and no rents have been prepaid more than one (1) month in advance.  The Company is in occupancy of each Company Real Property, paying full, unabated rent.

(d)                                 There are no disputes in respect of the Company Real Property or the Leases that would reasonably be expected to interfere to any material extent with the continued use and occupancy by the Company, and to the Company’s knowledge, the use and occupancy of the Company Real Property by the Company is in compliance with all applicable Laws.

(e)                                  Except as set forth in Schedule 2.l2(e) and Schedule 2.4(b), the consummation of the Transactions will not result in a breach of or default under any of the Leases, and the Transactions may be consummated without notice to or the consent or approval of any party to any such Lease.

2.13.                     Assets; Absence of Liens and Encumbrances.

(a)                                 Schedule 2.13(a) identifies, as of the date of this Agreement, all equipment, materials, tangible prototypes, tools, supplies, vehicles, furniture, fixtures, improvements and other tangible assets of the Company with an individual book value of greater than $25,000 and sets forth the original cost and remaining net book value of each such asset.  Taken as a whole, the assets and properties of the Company are adequate and sufficient, in all material respects, for the conduct of the business of the Company as currently conducted.

(b)                                 The Company has good and valid title to, or, in the case of Company Real Property and leased properties and assets, valid leasehold interests in, all of its material tangible properties and assets, real, personal and mixed, used or held for use in its business, free and clear of any Liens except for Permitted Liens and such imperfections of title and encumbrances, if any, that are not material in character, amount or extent, and that do not materially detract from the value, or materially interfere with the present use, of the property subject thereto or affected thereby.

2.14.                     Intellectual Property.

(a)                                 (i)                                     Schedule 2.14(a)(i) sets forth a true, correct and complete list of all Company Registered Intellectual Property, and all material common law trademarks or service marks

(setting forth, for each item, the full legal name of the owner of record, applicable jurisdiction, status, application or registration number, and date of application, registration or issuance, as applicable).

(ii)                                  Except as set forth on Schedule 2.14(a)(ii), the Company has complied with all the requirements of all applicable Governmental Entities to maintain the Company Registered Intellectual Property in full force and effect, including payment of all required fees when due to such Governmental Entities and their offices or agencies and there are no actions that must be taken by the Company within 90 days of the Closing, including the payment of any registration, maintenance or renewal fees or the filing of any responses to the United States Patent and Trademark Office or foreign counterparts, as the case may be, office actions, documents, applications or certificates for the purpose of obtaining, maintaining, perfecting or preserving or renewing such Company Registered Intellectual Property.  All Company Intellectual Property owned or purported to be owned by the Company (the “Owned Intellectual Property”) is owned solely by the Company and has not been abandoned or passed into the public domain. The Company has taken reasonable steps to preserve, police and protect the integrity of its trademark rights included in the Owned Intellectual Property.

(b)                                 Except as set forth on Schedule 2.14(b), each item of Company Intellectual Property not owned by the Company is rightfully and legally used and authorized for use by the Company and its permitted successors and assigns pursuant to a valid and enforceable written license or under applicable Laws, including any items that have fallen into or otherwise been dedicated to, the public domain (as such term is defined under applicable copyright Laws), in each case, free and clear of any Liens other than Permitted Liens.  There are no outstanding rights or options (whether or not currently exercisable), licenses or agreements of any kind (including, without limitation, any agreement for joint development and/or joint ownership of Intellectual Property) granted or otherwise provided by the Company relating to the Company Intellectual Property, except non-exclusive licenses granted in the ordinary course of business consistent with past practice. The Company is not obligated to pay any royalties or other compensation (other than market rate fees for standard Software licenses that are generally commercially available), to any third party (including, without limitation, any current or former employees, consultants, independent contractors or subcontractors) in respect of its ownership, use or license of any Company Intellectual Property.

(c)                                  The Company Intellectual Property constitutes all of the Intellectual Property necessary for, or used in connection with, the operation of the business of the Company as it is currently conducted, and there is no other material Intellectual Property that is necessary to the operation of the business of the Company as presently conducted.  There is no Action pending or asserted by the Company against any Person concerning violation, infringement or misappropriation of the Owned Intellectual Property.  To the Company’s knowledge, no Person has violated, misappropriated or infringed, or is violating, misappropriating or infringing, any Owned Intellectual Property.  To the Company’s knowledge, the conduct of the business of the Company has not and does not violate, misappropriate or infringe the Intellectual Property of any Person.  Except as set forth in Schedule 2.14(c), the Company has not received any written notice of any actual or threatened Actions alleging a violation, misappropriation or infringement by the Company of the Intellectual Property of any other Person. The Company has not received any written notice or written claim challenging the validity, registrability, enforceability, ownership or use of any Owned Intellectual Property.  There is no Action pending, or, to the Company’s knowledge, asserted, or threatened against the Company concerning, contesting or seeking to deny the ownership, validity, registrability, enforceability of, or use of the Company’s right to use, any Owned Intellectual Property.

(d)                                 Following the Closing Date, except as set forth on Schedule 2.14(d), Buyer will be permitted to exercise all of the Company’s respective rights and licenses and receive all of their respective benefits (including payments) under the Company IP Agreements to the same extent that Company would have been able to, had the Transactions not occurred and without the payment of any additional amounts or consideration.

(e)                                  The Company takes and has taken commercially reasonable measures to protect and maintain the confidentiality of all trade secrets and other confidential or proprietary information used or held for use in connection with the operation of the business of the Company as currently conducted.  Except as set forth on Schedule 2.14(e), the Company (or its predecessors) has obtained from all Persons (including employees and current or former consultants, independent contractors, agents and subcontractors) who have created or developed any portion of, or otherwise who are or were involved in the creation or development of, any Owned Intellectual Property, or who are or were provided access to trade secrets or confidential or proprietary information of Company valid and enforceable written agreements pursuant to which each such Person assigned to the Company all rights, title and interest in and to such Owned Intellectual Property and/or agreed to maintain the confidentiality of all such trade secrets and proprietary and confidential information.  To the knowledge of the Company, (i) there has been no misappropriation of any trade secrets by any Person; (ii) no Employee or agent of the Company has misappropriated any trade secrets of any other third party in the course of performance as an Employee or agent of the Company; and (iii) no Employee or agent of the Company is bound by or otherwise subject to any obligations to a third-party restricting such Employee or agent from performing his or her duties for the Company or is in breach of any contract with any former employer or other entity concerning any Intellectual Property of the Company or confidentiality.

(f)                                   The Company owns, free and clear of all Liens (other than Permitted Liens), or has the right to use the material IT Assets owned or used by the Company (the “Company IT Assets”).

(g)                                  The Company IT Assets constitute all of the IT Assets necessary for or material to the operation of the business of the Company as presently conducted.  The Company IT Assets operate and perform as required for the Company to conduct its business as presently conducted, and have not malfunctioned or failed in the conduct thereof in any material respect other than failures that have been cured or remedied in the ordinary course of business.  The Company has implemented commercially reasonable backup, security and disaster recovery technology, and, to the Company’s knowledge, no Person has gained unauthorized access to any Company IT Assets.

(h)                                 Schedule 2.14(h) lists the most current embodiment of all Company Software material to the operation of the Company’s business as currently conducted (which would not include non-exclusive licenses for generally available off-the-shelf Software that are subject to standard form license agreements that have not been negotiated).  To the Company’s knowledge, the Company Software is free of defects in programming and operation and does not contain any trap doors or, to the knowledge of Company, any instructions commonly referred to as Trojan horses, anomalies, worms, self-destruct mechanisms, or time/logic bombs) that (i) interfere with the intended functionality described in the applicable specifications or (ii) interfere with the use of the Company Software  or have an adverse impact on the operation of other software programs or operating systems.  No source code version of any Company Software has been provided to any Person, nor is the Company obligated to provide any such source code to any Person whether by contingent event or otherwise.  The Company has all rights and licenses to use all software development tools, library functions, compilers, and other third party software that are required to operate or modify the Company Software.

(i)                                     Schedule 2.14(i) sets forth a true and complete list of all Company IP Agreements relating to Licensed Intellectual Property (other than non-exclusive licenses for generally available off-the-shelf Software that are subject to standard form license agreements).  Schedule 2.14(i) sets forth all agreements under which the Company is obligated to make payments (in any form, including license or subscription fees, royalties, milestones or other contingent payments) to third parties for use of any Licensed

Intellectual Property.  Schedule 2.14(i) lists all Company IP Agreements pursuant to which the Company has granted any license or other right to any third party with respect to the Owned Intellectual Property or Licensed Intellectual Property.  Except as disclosed in Schedule 2.14(i) with respect to Company IP Agreements, the Company has not granted any license or other right to any third party with respect to the Owned Intellectual Property or Licensed Intellectual Property.  The Company is not in breach of and has not failed to perform under, any of the Company IP Agreements and, to Company’s knowledge, no other party to any such Company IP Agreement is in breach thereof or has failed to perform thereunder.

(j)                                    Other than as set forth in Schedule 2.14(j), the Company does not access or use any Publicly Available Software.  The Company (and its consultants and agents) has not incorporated, combined, bundled, or distributed any Publicly Available Software into or with any of the Company Software in any such manner whatsoever.

2.15.                     Company Contracts.

(a)                                 Except as set forth on Schedule 2.15, the Company does not have, is not a party to or is not bound by:

(i)                                     any collective bargaining agreement;

(ii)                                  any Employment Agreement;

(iii)                               any bonus or any other incentive compensation, deferred compensation, severance, salary continuation, pension, profit sharing or retirement plan, or any other employee benefit plan, scheme or arrangement that is not listed on Schedule 2.24(a);

(iv)                              any commission and/or sales agreement with any current Employee or salesperson, or under which a firm or other organization provides commission or sales-based services to the Company;

(v)                                 any equity incentive plan or scheme (including any equity-based plan or scheme, profits equity appreciation rights plan or scheme or equity purchase plan or scheme) under which any Company Security or any Security Right with respect thereto has been or may be granted or issued, and any agreement, plan or scheme any of the benefits of which will be increased, or the vesting of benefits of which will be accelerated, or the payment or timing of payment will be triggered in whole or in part, by the consummation of the Transactions or the value of any of the benefits of which will be calculated on the basis of the Transactions;

(vi)                              any fidelity or surety bond or completion bond;

(vii)                           any lease of personal property having a value individually in excess of $50,000;

(viii)                        any agreement whereby the Company has guaranteed or otherwise agreed to cause, insure or become liable for, or pledged any of its assets to secure, the performance or payment of, any obligation or other liability of any Person (other than endorsement of checks in the ordinary course of business);

(ix)                              any agreement containing any covenant limiting the freedom of the Company or any of its present Affiliates to (x) engage in any line of business or in any geographic territory or to compete with any Person, or which grants to any Person any exclusivity with respect to any geographic territory, any customer, or any product or service or (y) solicit for employment, hire or employ any Person;

(x)                                 any agreement relating to capital expenditures and involving future payments in excess of $100,000 in any individual case or $100,000 in the aggregate;

(xi)                              any agreement relating to the acquisition or disposition of assets or any interest in any business enterprise outside the ordinary course of the Company’s business;

(xii)                           any agreement relating to the borrowing of money or the extension of credit or any Indebtedness or Lien;

(xiii)                        any unpaid or unperformed purchase order or agreement (including for services) involving in excess of $100,000 in any individual case or $100,000 in the aggregate;

(xiv)                       any joint venture agreement, collaboration agreement, strategic alliance agreement or similar agreement involving the sharing of profits, losses, costs or liabilities with any other Person;

(xv)                          any agreement pursuant to which the Company has advanced or loaned any amount to any Member, any former member or other equityholder of the Company, any Employee of the Company, other than business expense advances in the ordinary course of business consistent with past practice;

(xvi)                       (y) any Government Contract and (z) any bid, offer, proposal, term sheet or other instrument that, if accepted or awarded, could reasonably be expected to lead to a Government Contract, in each case that is currently in effect or is outstanding or within the past five (5) years has been in effect or outstanding;

(xvii)                    any currently outstanding bid, offer, proposal, term sheet or similar document that has been submitted by the Company that, if accepted by the receiving party, would obligate the Company thereunder in an amount exceeding $100,000 individually or $100,000 in the aggregate;

(xviii)                 any agreement pursuant to which the Company has agreed to provide “most favored nation” pricing or other similar terms and conditions to any Person;

(xix)                       any agreement pursuant to which the Company has the right or license to (A) access any other Person’s website, software as a service, platform as a service, infrastructure as a service, cloud service or similar service, or (B) access, link to or otherwise use data, content or other assets from any such website or service;

(xx)                          any agreement entered into in relation to the settlement or other disposition of any claim by or against the Company with respect to alleged infringement or misappropriation of Intellectual Property rights, including any license agreement, whether or not listed on any other schedule hereto;

(xxi)                       any other agreement that involves outstanding or future payment obligations of $100,000 or more or is not cancelable by the Company without penalty within sixty (60) days;

(xxii)                    any other material agreement with any current customer of the Company; or

(xxiii)                 any other agreement material to the Company and that is not the subject of clauses (i) through (xxii) above.

(b)                                 Each agreement set forth or required to be set forth on Schedule 2.12(b), Schedule 2.14, and Schedule 2.15 or on a Schedule cross-referenced within any of such Schedules (together with each amendment, extension, exhibit, attachment, addendum, appendix, statement of work, change order and any other similar instrument or document relating thereto, each a “Disclosable Contract”) is in full force and effect and is valid, binding and enforceable in accordance with its terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, fraudulent conveyance, moratorium and similar Laws affecting the enforcement of creditors’ rights and remedies generally and by general principles of equity and public policy.  The Company is in compliance in all material respects with and has not breached, violated or defaulted under, or received notice that it has breached, violated or defaulted under, in any material respect, any of the terms or conditions of any Disclosable Contract, nor to the Company’s knowledge has there occurred any event or occurrence that would constitute such a breach, violation or default (with or without the lapse of time, giving of notice or both) or any default by any third party.  The Company is in compliance in all material respects with all delivery requirements, time lines, schedules, time of performance requirements and other milestones under all Disclosable Contracts and the Company has no reasonable basis to believe that it will not continue to remain in compliance in all material respects with all such requirements.  The Company has not incurred any material cost over-runs on any Disclosable Contract and the Company has no reasonable basis to believe that it will incur any such material cost over-runs.  The Company has Delivered to Buyer accurate and complete copies (or, with respect to oral Contracts, summaries) of all Disclosable Contracts.

2.16.                     Payments in Connection with Change in Control Agreements.  Schedule 2.16 sets forth (a) each plan, scheme, agreement or Company Employee Plan of the Company (each a “Change in Control Agreement”) (i) pursuant to which any amounts may become payable (whether currently or in the future) to any Person (including any Employee) as a result of or in connection with the Transactions or (ii) which provides for the acceleration or early vesting of any right or benefit or lapse of any restriction as a result of or in connection with the Transactions, in each case including any such plan, scheme, agreement or Company Employee Plan with respect to which the Transactions constitute a partial or “single trigger” or “double trigger” and (b) the amounts that may become payable pursuant to each such Change in Control Agreement.

2.17.                     Interested Party Transactions.

(a)                                 Except as set forth on Schedule 2.17(a), to the Company’s knowledge, no officer, director or Affiliate of the Company and no Member (nor any ancestor, sibling, descendant or spouse of any of such Persons, or any trust, partnership or corporation in which any of such Persons has or has had an economic interest) has or has had, directly or indirectly, (i) an economic interest in any Person which furnished or sold, or furnishes or sells, services or products that the Company furnishes or sells, or proposes to furnish or sell, (ii) an economic interest in any Person that purchases from or sells or furnishes to the Company any goods or services, (iii) received any service from the Company or provided any service to the Company, which has not been invoiced and rendered on an arms’ length basis or (iv) a beneficial interest in any agreement to which the Company is a party or by which it or its properties or assets is bound; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any entity” for purposes of this Section 2.17.

(b)                                 Except as set forth on Schedule 2.17(b), there are no receivables of the Company owed by any Employee to the Company or any Member (or any ancestor, sibling, descendant, or spouse of any such Persons, or any trust, partnership, or corporation in which any of such Persons has an economic interest), other than advances to employees in the ordinary and usual course of business for reimbursable business expenses (as determined in accordance with the Company’s established employee reimbursement policies and consistent with past practice). None of the Members have agreed to, or assumed, any obligation or duty to guaranty or otherwise assume or incur any obligation or liability of the Company or an Affiliate of the Company.

2.18.                     Compliance with Laws.

(a)                                 Schedule 2.18(a) sets forth (i) each jurisdiction in which the Company holds a Money Transmitter License, (ii) each jurisdiction in which the Company has applications pending for any Money Transmitter Licenses, (iii) to the extent the Company does not have a Money Transmitter License in a particular jurisdiction and a Money Transmitter License is generally required for the Company, a general description of the contractual or other arrangements currently in place upon which the Company is operating in such jurisdiction without a Money Transmitter License, and (iv) any consent or approval from, or notice to or registration with, any Governmental Entity with respect to any Money Transmitter License that will be required in connection with the Merger or the other Transactions. All Money Transmitter Licenses that the Company holds are valid and in full force and effect, except as would not have or reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.  Except as set forth on Schedule 2.18(a), the Company has not received written notice from any Governmental Entity regarding (and to the knowledge of the Company there is not): (v) any actual or possible material violation of or failure to comply with any material term or requirement of any Money Transmitter License; (vi) any actual or possible revocation, withdrawal, suspension, cancellation, termination or modification of any Money Transmitter License; or (vii) any denial of, or failure to obtain or receive, any Money Transmitter License, in each case related to the Company in any jurisdiction where the Company operates.  The Company has not been denied a Money Transmitter License by any Governmental Entity nor has any such Money Transmitter License been revoked, suspended or materially limited.  The Company has complied, and is in compliance with, all, and is not in violation of any, Money Transmitter Requirements applicable to the Company or its business.

(b)                                 Schedule 2.18(b) sets forth each certification, approval, registration, consent, license, permit, grant, exemption, variance, order or other authorization of a Governmental Entity issued to, granted to, or held by the Company or any Employee, other than Money Transmitter Licenses, (a) pursuant to which the Company currently operates or holds any interest in any of its properties or (b) that is required for the operation of its business as currently conducted or as currently proposed to be conducted or the holding of any such interest (collectively, the “Company Authorizations”).  The Company Authorizations are in full force and effect and constitute all Company Authorizations required to permit the Company to operate or conduct its business in all material respects as currently conducted or as currently proposed to be conducted or to hold any interest in its properties or assets.  The Company is not, nor to the Company’s knowledge, is any Employee, in violation of any Company Authorization in any material respect.

(c)                                  The operations of the Company are and have been conducted at all times in material compliance with Anti-Money Laundering Laws, including the Bank Secrecy Act of 1970, as amended by Title III of the Uniting and Strengthening America by Providing Appropriate Tools Required to Intercept and Obstruct Terrorism Act of 2001. Neither the Company nor any of its Employees: (i) is, to the Company’s knowledge, under investigation by FinCEN or any other Governmental Entity with respect to money laundering, drug trafficking, terrorist-related activities, any other money laundering predicate crimes or any violation of any Anti-Money Laundering Laws; (ii) has been charged with or convicted of money laundering, drug trafficking, terrorist-related activities, any other money laundering predicate crimes or any violation of any Anti-Money Laundering Laws; (iii) has been assessed civil penalties under any Anti-Money Laundering Laws; or (iv) has had any of its funds seized or forfeited in an action under any Anti-Money Laundering Laws. The Company has maintained and enforced policies and procedures reasonably designed to ensure compliance with the Anti-Money Laundering Laws.

(d)                                 The Company and, to the Company’s knowledge, each Employee and agent of the Company, has complied in all material respects with and is in compliance in all material respects with, and none of them has taken any action that has violated in any material respect the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder, the OECD Convention on Combating Bribery of Foreign Public Officials in International Transactions, dated November 21, 1977, any other Laws that prohibit commercial bribery, domestic corruption or money laundering.  The books and records of the Company have been and are maintained in all material respects in compliance with the applicable requirements of the Foreign Corrupt Practices Act of 1977, as amended, and the rules and regulations thereunder.

(e)                                  Except for normal examinations conducted by a Governmental Entity in the regular course of the business of the Company, since January 1, 2014, no Governmental Entity has to the knowledge of the Company, initiated or threatened any proceeding with respect to, or is contemplating or undertaking an investigation into, the business or operations of the Company.  There is no unresolved material violation with respect to any report, form, schedule, registration, statement or other document filed by, or relating to any examinations by any such Governmental Entity of, the Company. The Company has made available to Buyer complete and correct copies of all (i) material investigation, examination, audit or inspection reports provided to the Company by any Governmental Entity in respect of the Company, (ii) material written responses to any such reports made by the Company, and (iii) other material correspondence relating to any investigation, examination, audit or inspection of the Company, in the case of each of clauses (i), (ii) and (iii), since January 1, 2014 and except for such reports, responses and correspondence which the Company is required to keep confidential under applicable Law.

(f)                                   The Company has complied and is in compliance in all material respects with, is not in material violation of, and has not received any notices of material violation or alleged material violation with respect to, any other Law not specifically discussed in this Section 2.18.  The Company is in compliance in all material respects with its stated privacy policies, including any privacy policies contained on or applicable to any websites (including any mobile versions thereof) maintained by or on behalf of the Company and all applicable data protection, privacy and anti-SPAM Laws and with respect to applicable Laws relating to the safeguarding of, security and access to, classified or regulated information or Personal Data.

2.19.                     Litigation.  Except as set forth on Schedule 2.19, there is no Action pending or, to the Company’s knowledge, threatened against the Company, any of its properties or assets or, to the Company’s knowledge, any of its Employees, nor, to the Company’s knowledge, is there a reasonable basis therefore.  Neither the Company nor its properties is subject to any order that materially impairs the Company’s ability to operate.  Schedule 2.19 lists each action, suit or proceeding that has been commenced by or against the Company during the five year period ending on the Closing Date.

2.20.                     Insurance.  Schedule 2.20 of the Company Disclosure Schedule sets forth all insurance policies and fidelity bonds covering the assets, business, equipment, properties, operations and Employees of the Company, including the type of coverage, the carrier, the amount of coverage, the term and the annual premiums of such policies.  Each of such policies is owned by the Company.  There is no claim pending under any of such policies or bonds as to which the Company or any of the Participating Holders has received notice that coverage has been questioned, denied or disputed or that the Company has a reason to believe will be denied or disputed by the underwriters of such policies or bonds.  There is no pending claim that would reasonably be expected to exceed the policy limits.  All premiums due and payable under all such policies and bonds have been paid (or if installment payments are due, will be paid if incurred prior to the Closing) and the Company is otherwise in material compliance with the terms of such policies and bonds.  Neither the Company nor any Participating Holder has any knowledge of a threatened termination of, or premium increase with respect to, any of such policies.  The Company has never maintained, established, sponsored, participated in or contributed to any self-insurance plan or program.

2.21.                     Books and Records.  All material actions taken by the Company were adopted and approved (as applicable) by the Company’s Members, the Company Board or any committee thereof as required by the applicable Organizational Documents and all applicable Laws.  Complete and accurate copies of the foregoing materials have been Delivered to Buyer.

2.22.                     Environmental Matters.  Except as could not reasonably be expected, individually or in the aggregate, to have a Company Material Adverse Effect:

(a)                                 The Company has not operated any underground storage tanks or released any substance that has been designated by any Governmental Entity or by applicable Law to be a danger to health or the environment (a “Hazardous Material”), but excluding office and janitorial supplies properly and safely maintained.  No Hazardous Materials are present, as a result of the actions of the Company, in, on or under any property, including the land and the improvements, ground water and surface water thereof, that the Company has at any time owned, operated, occupied or leased.

(b)                                 The Company has not transported, stored, used, manufactured, disposed of, released or exposed its Employees or others to Hazardous Materials in violation of any Law, nor has the Company disposed of, transported, sold, or manufactured any product containing a Hazardous Material (any or all of the foregoing being collectively referred to as “Hazardous Materials Activities”), in violation of any Law promulgated to prohibit, regulate or control Hazardous Materials or any Hazardous Materials Activities.

(c)                                  No action, proceeding, investigation, revocation proceeding, amendment procedure, writ, injunction or claim is pending or, to the Company’s knowledge, threatened, concerning any Company Authorization, Hazardous Material or any Hazardous Materials Activities of the Company.  To the knowledge of the Company, there is no fact or circumstance that would reasonably be expected to involve the Company in any environmental litigation or impose upon the Company any environmental liability.

2.23.                     Brokers’ and Finders’ Fees.  Except as set forth on Schedule 2.23, no Participating Holder has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the Transactions and no engagement letter or similar agreement with respect to the Merger, any of the other Transactions or any other change in control of the Company or sale, transfer or other disposition of all or substantially all of its assets is in effect.

2.24.                     Employee Benefit Plans.

(a)                                 Except for the arrangements set forth on Schedule 2.24(a), the Company does not now maintain or contribute to, and does not have any outstanding liability to or in respect of or obligation under, any plan, program, agreement, policy or arrangement providing pension, profit-sharing, deferred compensation, bonus or incentive compensation, stock option or equity-based compensation, severance, group or individual health, dental, medical, life insurance, survivor, or other similar benefits, whether formal or informal, written or oral, for the benefit of any Employee, whether active or terminated, including but not limited to by reason of being or having been treated as a single employer with any other person (any such person, an “ERISA Affiliate”) under Section 414 of the Code or Section 4001(b) of ERISA. Each of the arrangements set forth on Schedule 2.24(a) of the Company Disclosure Schedule is referred to herein as an “Employee Benefit Plan.”

(b)                                 The Company has Delivered to Buyer true, correct and complete copies of each Employee Benefit Plan document currently in effect, and with respect to each such Employee Benefit Plan (or if such Employee Benefit Plan is not written, an accurate description of the material terms thereof) true, correct and complete copies of (a) any associated trust, custodial, insurance or service agreements currently in effect, (b) any annual report, actuarial report, or disclosure materials (including specifically any summary plan descriptions) submitted to any governmental agency or distributed to participants or beneficiaries thereunder in the current or any of the three (3) preceding calendar years, (c) the most recently received IRS determination or opinion letters and any governmental advisory opinions, rulings, compliance statements, closing agreements, or similar materials specific to such Employee Benefit Plan, and pending requests relating to any of the foregoing, and (d) any current written policies or procedures used in the administration of such Employee Benefit Plan.

(c)                                  Each Employee Benefit Plan is and has heretofore been maintained and operated in compliance in all material respects with the terms of such Employee Benefit Plan and Laws applicable to such Employee Benefit Plan. Each Employee Benefit Plan which is intended to qualify under Section 401(a) of the Code (a “Qualified Plan”) and has been determined to be so qualified by the IRS (or, where there is no determination letter but the Qualified Plan is based upon a master and prototype or volume submitter form, the sponsor of such form has received a current advisory opinion as to the form upon which the Company is entitled rely under applicable IRS procedures) and nothing has occurred as to each which has resulted or is likely to result in the revocation of such qualification or which requires or could require action under the compliance resolution programs of the IRS to preserve such qualification.

(d)                                 Except as set forth on Schedule 2.24(d):

(i)                                     there is no pending or, to the knowledge of the Company, threatened legal action, proceeding or investigation, other than routine claims for benefits, concerning any Employee Benefit Plan or to the Company’s knowledge any fiduciary or service provider thereof and, to the Company’s best knowledge, there is no basis for any such legal action, proceeding or investigation;

(ii)                                  no liability (contingent or otherwise) to the Pension Benefit Guaranty Corporation (“PBGC”) or any Multiemployer Plan has been incurred by the Company or any ERISA Affiliate (other than insurance premiums satisfied in due course);

(iii)                               no reportable event within the meaning of Section 4043 of ERISA, or event or condition which presents a material risk of termination by the PBGC, has occurred with respect to any Employee Benefit Plan, or any retirement plan of an ERISA Affiliate, which is subject to Title IV of ERISA;

(iv)                              no Employee Benefit Plan nor any person who is a party in interest in respect of an Employee Benefit Plan within the meaning of Section 3(14) of ERISA with respect thereof, has engaged in a non-exempt prohibited transaction which could subject the Company directly or indirectly to liability under Section 409 or 502(i) of ERISA or Section 4975 of the Code;

(v)                                 no written communication, report or disclosure has been made to the Company’s knowledge which, at the time made, did not accurately reflect the material terms and operations of any Employee Benefit Plan;

(vi)                              no Employee Benefit Plan provides welfare benefits subsequent to termination of employment to employees or their beneficiaries except to the extent required by applicable state insurance Laws and Title I, Subtitle B, Part 6 of ERISA;

(vii)                           the Company has not undertaken to maintain any Employee Benefit Plan for any stated period of time and each Employee Benefit Plan is terminable by its terms at the sole discretion of the sponsor thereof, or if applicable, upon Member approval thereof, subject only to such constraints as may imposed by applicable Law, and without penalty or cost (other than routine administrative costs and costs incurred or accrued as of the time of the applicable plan termination);

(viii)                        the Company has not undertaken to maintain any Employee Benefit Plan for any period of time and each such Plan is terminable at the sole discretion of the sponsor thereof, subject only to such constraints as may imposed by applicable Law, and without penalty or cost (other than routine administrative and plan termination costs);

(ix)                              the Company has no liability, other than contractual liability, including under any Employee Benefit Plan, arising out of the treatment of any service provider as a consultant or independent contractor and not as an employee, or vice-versa;

(x)                                 with respect to each Employee Benefit Plan for which a separate fund of assets is or is required to be maintained, full and timely payment, when due, has been made of all amounts required of the Company, under the terms of each such Employee Benefit Plan or applicable Law (determined without regard to any waiver of legally applicable funding requirements).  None of the assets of any Employee Benefit Plan include any capital stock or other securities issued by the Company or any ERISA Affiliate;

(xi)                              the execution of this Agreement and the consummation of the Transactions will not, by itself or in combination with any other event (regardless of whether that other event has or will occur), result in any payment (whether of severance pay or otherwise) becoming due from or under any Employee Benefit Plan to any current or former director, officer, consultant or employee of the Company or result in the vesting, acceleration of payment or increases in the amount of any benefit payable to or in respect of any such current or former director, officer, consultant or employee;

(xii)                           the Company does not have and has never had a Multiemployer Plan (as defined below);

(xiii)                        the Company does not have and has never had a trust or other entity intended to qualify as a “voluntary employees” beneficiary association within the meaning of Section 501(c)(a) of the Code; and

(xiv)                       the Company does not have and has never had an Employee Benefit Plan that is subject to Title IV of ERISA.

(e)                                  No Employee Benefit Plan is a multiemployer plan within the meaning of Section 4001 of ERISA (a “Multiemployer Plan”) and neither the Company nor any ERISA Affiliate has in the past six years contributed to any Multiemployer Plan.

(f)                                   Except as set forth on Schedule 2.24(f), the Company is not a party to any agreement that has required or would require the Company to make any payment that would constitute an “excess parachute payment” for purposes of Sections 280G and 4999 of the Code and the Company is not obligated to pay a Tax gross-up, indemnification payment or reimbursement for taxes under Code Section 4999 or Code Section 409A.  With respect to each plan, program, arrangement or agreement that constitutes in any part a nonqualified deferred compensation plan within the meaning of Section 409A of the Code (i) since December 31, 2004, through December 31, 2008, each such plan, program, arrangement or agreement has been operated in accordance with a good faith, reasonable interpretation of Section 409A of the Code and its purpose; and (ii) from and after January 1, 2009, each such plan, program, arrangement or agreement has been operated and maintained in accordance with Section 409A of the Code and applicable guidance thereunder in all material respects, including but not limited the final regulations promulgated.

(g)                                  Prior to the Effective Time, the Company will have (i) terminated all Employee Benefit Plans, and, as of the Effective Time, the Company will have no Employee Benefit Plans in effect and will have no liability or obligation to any former participant in any Employee Benefit Plan arising under or in connection with any Employee Benefit Plan maintained by the Company, and (ii) satisfied and paid in full all amounts or obligations under each agreement set forth on Schedule 2.24(d).

2.25.                     Employment Matters.

(a)                                 Schedule 2.25(a) sets forth, (i) with respect to each current Employee (including any Employee who is on a leave of absence of any nature, paid or unpaid, authorized or unauthorized, including disability, family or other leave, sick leave or on layoff status subject to recall) (A) the name of such Employee and the date as of which such Employee was originally hired by the Company, and whether the Employee is on an active or inactive status; (B) such Employee’s title; (C) such Employee’s annualized compensation, including base salary, vacation and/or paid time off accrual amounts, bonus and/or commission accrual; (D) the Company facility at which such Employee is deemed to be located; (E) each current Employee Benefit Plan in which such Employee participates or is eligible to participate; (F) any governmental authorization, permit or license that is held by such Employee and that is used in connection with the Company’s business; and (G) whether such Employee is, to the Company’s knowledge, related by blood or marriage to any other Employee or any Member, and (ii) with respect to each Employee, whether such Employee has executed the Company’s standard form nondisclosure, confidentiality and assignment of inventions agreement.

(b)                                 Schedule 2.25(b) contains a list of individuals who are currently performing services for the Company and are classified as “consultants” or “independent contractors,” the respective compensation of each such “consultant” or “independent contractor”, whether the Company is party to a consulting or independent contractor agreement with the individual, and whether such person has signed the Company’s standard form nondisclosure, confidentiality and assignment of inventions agreement or work-for-hire agreement.  It is understood that, notwithstanding the definition of “Employee” in Section 8.1, and for purposes of Schedules 2.25(a) and 2.25(b), that “independent contractors” and “consultants” will be listed on Schedule 2.25(b) and not Schedule 2.25(a).

(c)                                  Each Employment Agreement is set forth on Schedule 2.25(c)(i).  Except as set forth on Schedule 2.25(c)(ii), the employment of each of the Employees is terminable by the Company at will, and the Company has no obligation to provide any particular form or period of notice prior to terminating the employment of any Employee.  Except as expressly set forth in this Agreement or as identified on Schedule 2.25(c)(ii), the Company has not, and to the knowledge of the Company, no other Person has, (i) entered into any agreement that obligates or purports to obligate Buyer or any of Buyer’s Affiliates to make an offer of employment to, or any payment to, any Employee of the Company or

(ii) promised or otherwise provided any assurances (contingent or other) to any Employee of the Company of any terms or conditions of employment with Buyer or any of Buyer’s Affiliates following the Closing.

(d)                                 The Company has Delivered to Buyer accurate and complete copies of all employee manuals and handbooks, employment policy statements and Employment Agreements and any amendments thereto, all of which comply with applicable Law in all material respects.

(e)                                  Except as set forth on Schedule 2.25(e), (i) none of the current Employees has given the Company oral or written notice terminating his or her employment with the Company, or terminating his or her employment upon a sale of, or business combination relating to, the Company or in connection with the Transactions; (ii) the Company does not have a present intention to terminate the employment of any current Employee; (iii) to the Company’s knowledge, no Employee is a party to or is bound by any employment contract, patent disclosure agreement, noncompetition agreement, any other restrictive covenant or other contract with any Person, or subject to any judgment, decree or order of any court or administrative agency, any of which would reasonably be expected to have a Company Material Adverse Effect in any way on (A) the performance by such Person of any of his or her duties or responsibilities for the Company, or (B) the Company’s business or operations; (iv) to the Company’s knowledge, no current Employee is in violation of any term of any employment contract, patent disclosure agreement, noncompetition agreement, or any other restrictive covenant to a former employer or entity relating to the right of any such Employee to be employed or retained by the Company, as the case may be; and (v) the Company is not, nor has within the last five (5) years been, engaged in any dispute or litigation with any Employee regarding Intellectual Property matters.

(f)                                   The Company is not presently, nor has it been in within the past five years, a party to or bound by any union contract, collective bargaining agreement or similar agreement.  The Company does not know of any activities or proceedings of any labor union to organize any Employees.

(g)                                  The Company is not engaged or has ever been engaged in any unfair labor practice of any nature, that, if adversely determined, would result in any material liability to the Company.  There has never been any slowdown, work stoppage, labor dispute or union organizing activity, or any similar activity or dispute, affecting the Company, or to the Company’s knowledge, any Employees.  There is not now pending and, to the Company’s knowledge, no Person has threatened to commence, any such slowdown, work stoppage, labor dispute, union organizing activity or any similar activity or dispute.

(h)                                 The Employees have been, and currently are, properly classified under the Fair Labor Standards Act of 1938, as amended, and under any similar Law of any state or other jurisdiction applicable to such Employees.  Any Persons now or heretofore engaged by the Company as members, partners, consultants, interns or independent contractors, rather than employees, receiving compensation from the Company, have been properly classified as such, are not entitled to any compensation or benefits or severance payments to which regular employees are or were at the relevant time entitled, were and have been engaged in accordance with all applicable Laws, and have been treated accordingly and appropriately for all Tax purposes.  The Company is not delinquent to, or has failed to pay, any of its Employees for any wages (including overtime, meal or rest breaks or waiting time penalties), salaries, commissions, accrued and unused vacation to which they would be entitled under applicable Law, if any, bonuses, benefits or other compensation for any services performed by them or amounts required to be reimbursed to such individuals.  The Company is not liable for any payment to any trust or other fund or to any Governmental Entity, with respect to unemployment compensation benefits, social security or other benefits or obligations for employees, interns, independent contractors or consultants (other than routine payments to be made in the normal course of business and consistent with past practice).

(i)                                     Except as set forth on Schedule 2.25(i), the Company does not have a written or unwritten severance pay practice or policy.  Except as set forth on Schedule 2.25(i), (i) the Company is not liable for any severance pay, bonus compensation, acceleration of payment or vesting of any equity interest, or other payments (other than accrued salary, vacation, or other paid time off in accordance with the Company’s policies) to any Employee arising from the termination of employment under any benefit or severance policy, practice, agreement, plan, program of the Company, applicable Law or otherwise; and (ii) as a result of or in connection with the Transactions or as a result of the termination by the Company of any Persons employed by the Company on or prior to the Closing Date, the Company will not have (A) any liability that exists or arises under any of the Company’s benefit or severance policy, practice, agreement, plan, program, Law applicable thereto, including severance pay, bonus compensation or similar payment, or (B) to accelerate the time of payment or vesting, or increase the amount of or otherwise enhance any benefit due any Employee or intern.  Accordingly, the Company shall have satisfied in full all of its obligations to such Employees for any severance pay, accelerated vesting, or any other payments whatsoever (other than accrued salary, vacation, or other paid time off in accordance with the Company’s policies, all of which shall be deemed to be Company Expenses).

(j)                                    The Company is in compliance, in all material respects, with all applicable Laws and agreements respecting employment, employment practices, employee benefits, terms and conditions of employment, immigration matters, labor matters, and wages and hours, in each case, with respect to its Employees and to the Company’s knowledge there are no allegations to the contrary.

(k)                                 Except as set forth on Schedule 2.25(k), there are no demands or claims outstanding or, to the Company’s knowledge, pending or threatened, before any Governmental Entity by any Employees for compensation, termination and/or severance benefits payments or vacation pay or vacation time, unpaid meal or rest breaks, or pension benefits, or any other claim threatened or pending before any Governmental Entity (or any state “referral agency”) from any Employee or any other Person arising out of the Company’s status as employer, joint employer, contractor or lessor, whether in the form of claims for employment discrimination, harassment, retaliation, unfair labor practices, grievances, wrongful discharge, wage and hour violations, breach of contract, unfair business practice, tort, unfair competition, workers’ compensation, occupational health and safety or otherwise.  In addition, there are no outstanding or, to the Company’s knowledge, pending or threatened claims or actions against the Company under any workers compensation policy or system or Law or long-term disability policy, nor, to the knowledge of the Company, is there any reasonable basis therefor.  The Company has complied with and is in compliance with all applicable workers compensation Laws in all material respects.

(l)                                     The Company, and to the Company’s knowledge each current Employee, is in compliance with all applicable visa and work permit requirements, and no visa or work permit held by an Employee will expire during the six (6) month period beginning on the Closing Date.

(m)                             The Company has not implemented any plant or office closing, transfer of employees or layoff of Employees that (without regard to any actions that could be taken by Buyer from and after the Closing) is in violation of the Worker Adjustment and Retraining Notification Act or similar Laws.

2.26.                     Tax Matters.

(a)                                 All income Tax Returns and all other material Tax Returns required to be filed by or with respect to the Company, or with respect to its activities, have been timely filed, and all such Tax Returns are complete and correct in all material respects. The Company has paid in full all Taxes due and payable by the Company, whether or not shown on such Tax Returns.  All Taxes of the Company accrued but not yet due at the Effective Time are reflected in the Company Balance Sheet, as adjusted in the ordinary course of business for the period after January 1, 2019 and before the Effective Time.

(b)                                 There are no Tax Liens upon any of the assets or properties of the Company, other than with respect to Taxes not yet due and payable.

(c)                                  No examination or audit of any Tax Return relating to any Taxes of the Company or its activities, or with respect to any Taxes due from or with respect to the Company or its activities by any Governmental Entity is currently in progress or, to the knowledge of the Company, threatened or contemplated in writing.  No assessment of Tax has been proposed in writing against the Company or any of its assets or properties and the officers of the Company charged with responsibility for Taxes know of no grounds for any such assessment.  There are no outstanding agreements, waivers or arrangements extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company for any taxable period.

(d)                                 No written claim has ever been made by any Governmental Entity in a jurisdiction where the Company does not file Tax Returns that it is or may be subject to taxation by that jurisdiction.  No extensions with respect to any Tax Returns have been given by or requested from the Company.

(e)                                  No power of attorney granted by or with respect to the Company relating to Taxes is currently in force. No closing agreement pursuant to Section 7121 of the Code (or any similar provision of any state, local or foreign Law) has been entered into by or with respect to the Company. The Company has Delivered or made available to Buyer for inspection (i) complete and correct copies of all income Tax Returns and all other material Tax Returns filed with respect to the Company and its business during the past four years and (ii) complete and correct copies of all private letter rulings, revenue agent reports, closing agreements, settlement agreements, notices of assessment or reassessment, deficiency notices and any similar documents submitted by, received by or agreed to by or on behalf of the Company and relating to Taxes with respect to the Company and its business.

(f)                                   The Company (i) is not and has never been a member of an affiliated group of corporations filing a consolidated, combined, unitary or aggregate federal income Tax Return, and (ii) has no liability for the Taxes of any Person (other than the Company) under Treasury Regulations Section 1.1502-6 (or any similar provision of any state, local, or foreign Law), as a transferee or successor, by contract, or otherwise.

(g)                                  The Company has duly and timely withheld from Employee salaries, wages and other compensation and other amounts subject to withholding under any applicable Tax Laws, and paid over to the appropriate Governmental Entity all amounts required to be so withheld and paid over for all periods under all applicable Laws and regulations.

(h)                                 The Company has collected all material sales and use and goods and services and similar Taxes required to be collected, and has remitted, or will remit on a timely basis, such amounts to the appropriate Governmental Entity, or has been furnished properly completed exemption certificates and has maintained all such records and supporting documents in the manner required by all applicable sales and use Tax statutes and regulations.

(i)                                     The Company is not a party to, or bound by, or has no obligation under, any tax allocation or sharing agreement or similar contract or arrangement or any agreement that obligates it to make any payment computed by reference to the Taxes, taxable income or taxable losses of any other Person (other than agreements in the ordinary course, the principal purpose of which do not relate to Taxes).

(j)                                    The Company will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (i) change in method of accounting for a taxable period ending on or prior to the Closing Date, (ii) closing agreement as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the Closing Date, (iii) intercompany transactions or any excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state or local income Tax Law), (iv) installment sale or open transaction disposition made on or prior to the Closing Date, (v) prepaid amount received on or prior to the Closing Date, or (vi) application of Section 965 of the Code.

(k)                                 The Company has not been either a “distributing corporation” or a “controlled corporation” in a distribution in which the parties to such distribution treated the distribution as one to which Section 355 of the Code is applicable.

(l)                                     The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(l)(A)(ii) of the Code.

(m)                             The Company has not engaged in a “reportable transaction” within the meaning of Treasury Regulations Section 1.6011-4.

2.27.                     Customers.  Schedule 2.27 identifies, and provides a summary of the revenues received from, each customer of the Company (i) for which revenue from such customer exceeded $250,000 in the fiscal year ended December 31, 2018 or December 31, 2017 or (ii) that constituted one of the largest ten (10) customers of the Company by revenue for the five-month period ended on the Balance Sheet Date (the customers referred to in this clause (ii), the “Current Largest Customers”).  The Company has not received written notice from any of the Current Largest Customers indicating that any such customer intends to terminate or not to renew its current agreements with the Company.  There are no material disputes pending or threatened under or relating to any agreement with any of the Current Largest Customers.

2.28.                     Confidentiality and Data Protection.  The Company has not disclosed, made available to the public, released for distribution or failed to protect or secure any confidential information or Personal Data or any system containing confidential information in violation in any material respect of any applicable Law, agreement or duty, including without limitation any privacy Law.  The Company has taken commercially reasonable measures to protect the privacy and confidentiality of all third party information and Personal Data in compliance with all applicable Laws, agreements and duties, including without limitation any privacy or data protection Laws.  To the Company’s knowledge, none of the Company’s systems, products or services (or the systems or services operated or controlled by any other Person for the benefit of the Company) has been subject to a security breach or other unauthorized access or intrusion by any Person.

2.29.                     No Outstanding Fees or Commissions.  Except as set forth on Schedule 2.29, as of the date of this Agreement, the Company has no outstanding unpaid obligation with respect to any referral fee, commission, success fee or similar obligation, regardless of whether any such obligation remains subject to one or more contingencies.

2.30.       Data Collection and Privacy Matters.

(a)           The Company is and has at all times been in compliance in all material respects with:

(i)            the requirements of all applicable Laws concerning Personal Data, On-line Tracking Data, privacy, data protection and email and mobile communications, including Laws relating to (A) the collection, storage, processing, use, transfer and disposal of Personal Data and On-Line Tracking Data, (B) unsolicited electronic and mobile communications, including anti-SPAM Laws and (C) data loss, theft and breach of security notification obligations;

(ii)           the privacy policies of the Company, including internal privacy policies and privacy policies contained on or applicable to any websites (including mobile versions thereof) maintained by or on behalf of the Company;

(iii)          the data and information security programs, policies and procedures of the Company; and

(iv)          with respect to Government Contracts, applicable Laws relating to the safeguarding of, and access to, classified information.

(b)           [Intentionally Omitted]

(c)           The Transactions will not result in the Company or Buyer being in breach of any applicable privacy Laws or the privacy policies of the Company.

(d)           Commercially reasonable measures have been taken with respect to the systems, products and services of the Company to protect the privacy and confidentiality of all third Persons’ information and Personal Data transmitted to, present on, stored in or used in connection with such systems, products or services and to comply with all applicable Laws, agreements and duties, including any Laws concerning Personal Data, On-line Tracking Data, privacy, data protection and email and mobile communications.

(e)           The Company has taken commercially reasonable steps to ensure that all Personal Data is protected against loss, destruction or damage and against unauthorized access, acquisition, use, modification, disclosure or other misuse and there has been no loss, destruction or damage of or unauthorized access to or other misuse of Personal Data.

(f)            The Company is in compliance in all material respects with all third party confidentiality, privacy and data protection and security policies and Contracts to which the Company is bound (including provisions therein pertaining to the collection, storage, processing, use, transfer or disposal of Personal Data) or that apply to the data or information provided to, or processed or otherwise used by, the Company and the Company has not breached any such policy or Contract. The Company has not used and does not use (whether or not in anonymous form or for the purpose of improving any Company service or product) any data directly or indirectly provided by, or obtained from, any counter-party to any Disclosable Contract, except for the sole purpose of providing Company services or products to such Person pursuant to the applicable Disclosable Contract.

(g)           No claims have been asserted or, to the knowledge of the Company, are threatened against the Company alleging a violation of a Person’s privacy, data protection or data security rights.

2.31.       Customer Derivative Transactions and Liquidity Provider Derivative Transactions.  In respect of Customer Derivative Transactions and Liquidity Provider Derivative Transactions, as applicable:

(a)           Schedule 2.31(a) sets forth all of the Customer Derivative Transactions existing on the Closing Date, including the customer name, notional amount and applicable currencies, the daily settlement limit and the credit equivalent exposure in respect of each such Customer Derivative Transaction.  The Company has provided Buyer with true and complete copies of all Customer Derivative Documents as of the Closing Date.  In underwriting and evaluating the risk of each Customer Derivative Transaction, the Company has exercised commercially reasonable credit judgment in evaluating each Customer’s creditworthiness and ability to perform in respect of each Customer Derivative Transaction, in each case, in accordance with industry best practices.

(b)           The Company has entered into all Liquidity Provider Derivative Transactions to hedge commercial risk (including, without limitation, risk in connection with Customer Derivative Transactions) and not for speculative purposes.  To the Company’s knowledge, with respect to each Customer Derivative Transaction, the applicable Customer has entered into such Customer Derivative Transaction to hedge commercial risk and not for speculative purposes.

(c)           Schedule 2.31(c) sets forth all of the Liquidity Provider Derivative Transactions existing on the Closing Date, including the liquidity provider name, notional amount and applicable currencies, and the amount of collateral posted by the Company thereunder as of the Closing Date.  The Company has provided Buyer with true and complete copies of all Liquidity Provider Derivative Documents as of the Closing Date.  As of the Closing Date, the Company has posted all amounts required to be posted as collateral to each Liquidity Provider in accordance with the terms of the applicable Liquidity Provider Derivative Documents.

(d)           The only currencies traded under any existing Customer Derivative Transaction or Liquidity Provider Derivative Transactions as of the Closing Date, or traded under any Customer Derivative Transaction or Liquidity Provider Derivative Transactions in the 12-month period preceding the Closing Date, are AED, AUD, CAD, CHF, CLP, CNH, CNY, COP, CZK, DKK, EUR, GBP, HKD, HUF, ILS, INR, JPY, KRW, KWD, MAD, MXN, NOK, NZD, PEN, PHP, PLN, RON, RUB, SAR, SEK, SGD, THB, TRY, TWD, USD, VND and ZAR.

2.32.       No Other Representations or Warranties.

(a)           Except for the representations and warranties made by the Company in this Article II, neither the Company nor any other Person makes any express or implied representation or warranty with respect to the Company, its Affiliates, or their respective businesses, operations, assets liabilities, conditions (financial or otherwise) and the Company hereby disclaims any such representations or warranties.  In particular, without limiting the foregoing disclaimer, neither the Company nor any other Person makes or has made any representation or warranty to Buyer, the Bank or Merger Sub or any of their respective Affiliates or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information related to the Company, any of its Affiliates or their respective businesses, or (ii) except for the representations and warranties made by the Company in this Article II, any oral or written information presented to Buyer, the Bank or Merger Sub or any of its affiliates or representatives in the course of their due diligence investigation of the Company, the negotiation of this Agreement or in the course of the transactions contemplated hereby.  Without limiting the generality of the foregoing, the Company makes no representations or warranties with respect to the Second Step Merger or its possible impact or effects on the representations and warranties made in this Article II.

(b)           The Company acknowledges and agrees that neither Buyer, the Bank or Merger Sub nor any other person has made or is making any express or implied representation or warranty other than those contained in Article III.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Subject to such exceptions as are disclosed in the disclosure schedule delivered herewith by the Buyer to the Company (the “Buyer Disclosure Schedule”) corresponding to the applicable section and subsection or clause of this Article III or disclosed in any other section, subsection or clause of the Buyer Disclosure Schedule, Buyer and Merger Sub jointly and severally represent and warrant to the Company as of the Agreement Date and as of the Closing as follows:

3.1.         Organization of Buyer and Merger Sub. Buyer is a corporation (i) duly organized, validly existing and in good standing under the Laws of the State of Ohio; (ii) which is a bank holding company duly registered under the Bank Holding Company Act of 1965 as amended.  Merger Sub is a limited liability company duly organized, validly existing and in good standing under the Laws of the State of Delaware.  Each of Buyer and Merger Sub has all requisite corporate or limited liability company power and authority, as applicable, to own, lease and operate its properties and to carry on its business and is duly qualified or licensed to do business and is in good standing as a foreign corporation or limited liability company in each jurisdiction in which the conduct of its business or the ownership, leasing, holding or use of its properties makes such qualification necessary, except such jurisdictions where the failure to be so qualified or licensed or in good standing would not reasonably be expected to have a material adverse effect on the ability of Buyer or Merger Sub to consummate the Transactions.

3.2.         No Prior Merger Sub Operations.  Merger Sub was formed solely for the purpose of effecting the Merger, is a single member Delaware limited liability company owned by the Bank, and has not engaged in any business activities or conducted any operations other than in connection with the Transactions.

3.3.         Authority.  Each of Buyer and Merger Sub has and will have as of the Closing all requisite corporate or limited liability company power and authority to enter into this Agreement and the Related Agreements to which it is a party, to perform its obligations hereunder and thereunder and to consummate the Transactions.  The execution, delivery and performance of this Agreement and the Related Agreements to which Buyer or Merger Sub is a party and the consummation of the Transactions by Buyer and Merger Sub have been duly authorized by all necessary corporate limited liability company action on the part of Buyer and Merger Sub.  This Agreement has been, and each of the Related Agreements to which Buyer or Merger Sub is a party will be at the Closing, duly executed and delivered by Buyer and Merger Sub and, assuming the due authorization, execution and delivery by the other parties hereto and thereto (other than Buyer and Merger Sub), this Agreement constitutes, and in the case of the Related Agreements they will at Closing constitute, valid, legal and binding obligations of Buyer and Merger Sub, enforceable against each of Buyer and Merger Sub in accordance with their respective terms, except as such enforceability may be subject to applicable bankruptcy, reorganization, insolvency, moratorium and similar Laws affecting the enforcement of creditors’ rights generally and by general principles of equity; provided, however, that the Certificate of Merger will not be effective until filed with the Secretary of State of the State of Delaware.

3.4.         Consents.  Except for such filings as may be required under the HSR Act, the filing by Buyer with the SEC of a Form D and required state “blue sky” filings and notices, the filing by Buyer of the Resale Registration Statement and the consents, approvals, authorizations and filings as set forth on Schedule 3.4 of the Buyer Disclosure Schedule, no consent, waiver, approval, order or authorization of, or registration, declaration or filing with, or notice to, any Governmental Entity, is required by or with respect to Buyer or Merger Sub in connection with the execution, delivery and performance of this Agreement and the Related Agreements by Buyer and Merger Sub or the consummation by Buyer and Merger Sub of the Transactions, except for (a) the filing of the Certificate of Merger with the Secretary of State of the State of Delaware, (b) such consents, approvals, orders, authorizations, registrations, declarations, filings and notices as may be required under applicable securities Laws and (c) such other filings, authorizations, consents and approvals that if not obtained or made would not reasonably be expected to have a material adverse effect on the ability of Buyer or Merger Sub to consummate the Transactions in a timely manner.

3.5.         No Conflict.  The execution, delivery and performance by Buyer and Merger Sub of this Agreement and the Related Agreements to which either is a party, and the consummation of the Transactions, do not and will not conflict with or result in any violation of or default under (with or without notice or lapse of time, or both) or give rise to a right of termination, cancellation, modification or acceleration of any obligation or loss of any benefit under (a) any provision of the Organizational Documents of Buyer or Merger Sub, (b) any material agreement to which Buyer or Merger Sub is a party or to which they or any of their respective properties or assets (whether tangible or intangible) is subject or bound, or (c) any Law applicable to Buyer or Merger Sub or any of their respective properties (whether tangible or intangible) or assets, except, in the case of clauses (b) or (c), for such conflicts, violations or defaults as would not individually or in the aggregate reasonably be expected to have a material and adverse effect on the ability of Buyer or Merger Sub to consummate the Transactions in a timely manner.

3.6.         Regulatory Matters.  Buyer and each of its Subsidiaries has timely filed all material reports, registrations and statements, together with any amendments required to be made with respect thereto, that it was required to file since January 1, 2016 with, as applicable, (i) the Federal Reserve Board; (ii) the FDIC; and (iii) any other applicable bank regulatory agencies (collectively, “Buyer Regulatory Agencies”) and has paid all applicable fees, premiums and assessments due and payable thereto.  Each such report, registration and statement, including financial statements, exhibits and schedules thereto, complied, in all material respects, with applicable law.  No Buyer Regulatory Agency or other Governmental Entity has initiated or has pending any formal enforcement action regarding or relating to Buyer or any of its Subsidiaries.  Except as set forth in Schedule 3.6 of the Buyer Disclosure Schedule, there is no material unresolved written violation, criticism, comment or exception by any Buyer Regulatory Agency or other Governmental Entity relating to Buyer or any of its Subsidiaries.  Buyer is not aware of any reason why it or any of its Subsidiaries would not receive all required Regulatory Approvals on a timely basis without undue delay and without the imposition of any materially burdensome regulatory condition.

3.7.         Capitalization.  The authorized capital stock of Buyer consists only of (i) 160,000,000 Buyer Common Shares, of which 98,613,872 shares were issued and outstanding as of March 31, 2019 (the “Buyer Capitalization Date”) and 5,667,922 of which are held in treasury and (ii) 10,000,000 shares of preferred stock, of which none were issued and outstanding as of the Buyer Capitalization Date.  The above shares constitute all of the issued and outstanding Buyer Common Shares as of the Buyer Capitalization Date.  All of the issued and outstanding Buyer Common Shares have been duly authorized, validly issued and are fully paid and nonassessable.  None of such shares have been issued or disposed of in violation of any preemptive rights of any Person.  The Buyer Common Shares to be issued in exchange for Company Common Units and Phantom Units in the Merger, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and will not be subject to any preemptive rights.  As of the date hereof there are, and as of the Effective Time there will be, sufficient authorized and unissued Buyer Common Shares to enable Buyer to issue the Merger Consideration as contemplated in this Agreement.

(b)           Except as disclosed in the Buyer SEC Documents, as of the Buyer Capitalization Date, there are no outstanding rights, plans, options, warrants, calls, conversion rights or any agreements,

arrangements or commitments of any kind or character (either firm or conditional) obligating Buyer or any of its Affiliates to issue, deliver or sell, or cause to be delivered or sold, any capital stock of Buyer or its Subsidiaries, or any securities exchangeable for or convertible into the capital stock of Buyer or its Subsidiaries.  As of the Buyer Capitalization Date, no bonds, debentures, notes or other indebtedness having the right to vote on any matters on which the holders of capital stock may vote have been issued by Buyer and are outstanding.

3.8.         No Actions.  As of the date of this Agreement, there is no action by or before any Governmental Authority pending or, to the knowledge of Buyer, threatened against Buyer or Merger Sub that would reasonably be expected to delay or impair Buyer’s or Merger Sub’s abilities to consummate the Merger.

3.9.         Brokers’ and Finders’ Fees.  Except for the services provided, and amounts payable by Buyer, pursuant to that certain Engagement Agreement, dated May 9, 2019, between Buyer and Lazard Middle Market LLC, none of Buyer, the Bank or Merger Sub has incurred, or will incur, directly or indirectly, any liability for brokerage or finders’ fees or agents’ commissions or any similar charges in connection with this Agreement or any of the Transactions and no engagement letter or similar agreement with respect to the Merger is in effect.

3.10.       SEC Reporting.

(a)           Buyer has filed all registration statements, proxy statements and other statements, reports, schedules and other documents (including all exhibits, financial statements and the schedules thereto, and all other information incorporated by reference) required to be filed by it with the Securities and Exchange Commission (“SEC”) since January 1, 2014 (the “Buyer SEC Documents”).  To Buyer’s Knowledge, none of the Buyer SEC Documents is the subject of ongoing SEC review and there are no inquiries or investigations by the SEC pending or threatened, in each case regarding any accounting practices of Buyer or any of its Subsidiaries.  All statements, reports, schedules, forms and other documents required to have been filed by Buyer with the SEC have been so filed on a timely basis.  As of the time it was filed (or furnished) with the SEC (or, if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) (i) each of the Buyer SEC Documents complied in all material respects with the applicable requirements of the Exchange Act and the Sarbanes-Oxley Act of 2002, as such statutes may be amended from time to time and (ii) none of the Buyer SEC Documents contained any untrue statement of a material fact or omitted to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)           The financial statements (including any related notes) contained in the Buyer SEC Documents (collectively, the “Buyer Financial Statements”) (i) complied in all material respects with the published rules and regulations of the SEC applicable thereto and (ii) were prepared in accordance with GAAP, consistently applied, and present fairly and in all material respects the consolidated financial position and results of operations of Buyer and its Subsidiaries (taken as a whole) as of the times and for the periods referred to therein, subject in the case of the unaudited financial statements to the absence of footnote disclosures and other presentation items and changes resulting from normal year-end adjustments.

3.11.       Compliance.

(a)           Buyer and each of its Subsidiaries are in compliance in all material respects with all Applicable Laws and Orders, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending

Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Interagency Policy Statement on Retail Sales of Nondeposit Investment Products, the SAFE Mortgage Licensing Act of 2008, the Real Estate Settlement Procedures Act and Regulation X, and any other law relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, Sections 23A and 23B of the Federal Reserve Act, the Sarbanes-Oxley Act, and all agency requirements relating to the origination, sale and servicing of mortgage and consumer loans, except where the failure to be in such compliance would not reasonably be expected to result in a material adverse effect on the Buyer and its Subsidiaries taken as a whole.  Buyer and each of its Subsidiaries have all Permits of, and have made all required filings, applications and registrations with, all applicable Government Entities necessary for it to carry on its business in all material respects as presently conducted, except where the failure to have any such Permit or the failure to make any such filing, application or registration would not reasonably be expected to result in a material adverse effect on the Buyer and its Subsidiaries taken as a whole.

(b)           Neither Buyer nor any of its Subsidiaries is in default under or in violation of any term or provision of (i) its Charter Documents or (ii) any material Permit which it holds.

3.12.       CRA Compliance.  The Bank is well-capitalized and its most recently available examination rating under the CRA was “satisfactory” or better. To Buyer’s knowledge, there is no fact or circumstance or set of facts or circumstances existing as of the date of this Agreement which would be reasonably likely to cause Buyer or the Bank to receive any notice of non-compliance with such provisions of the CRA or cause Buyer or the Bank’s CRA rating to decrease below the “satisfactory” level.

3.13.       Taxes.

(a)           (A) All income Tax Returns and all other material Tax Returns that are required to be filed on or before the Closing Date by Buyer or its Subsidiaries have been or will be timely filed on or before the Closing Date, and all such Tax Returns are or will be true and complete; (B) all Taxes owed by Buyer and each of its Subsidiaries and due on or before the Closing Date (including any such Taxes shown on the Tax Returns referred to in clause (A)) have been or will be timely paid in full on or before the Closing Date; and (C) all deficiencies asserted in writing or assessments made in writing by the relevant Governmental Entity in connection with any of the Tax Returns referred to in clause (A) have been or will be timely paid in full on or before the Closing Date, except in each case of clauses (A) through (C), with respect to matters that are contested in good faith or for which adequate reserves have been established in accordance with GAAP.

(b)           There are no Liens on Buyer’s or any of its Subsidiaries’ assets that arose in connection with any failure (or alleged failure) to pay any Tax, except for Liens for Taxes not yet due and payable.

No written claim for Taxes has been asserted against Buyer or any of its Subsidiaries within the three-year period immediately preceding the date of this Agreement by a Governmental Entity in a jurisdiction where neither Buyer nor any of its Subsidiaries files Tax Returns.

3.14.       No Other Representations or Warranties.

(a)           Except for the representations and warranties made by Buyer and Merger Sub in this Article III, neither Buyer nor any other Person makes any express or implied representation or warranty with respect to Buyer, its Bank, Merger Sub, or their respective businesses, operations, assets liabilities, conditions (financial or otherwise) and each of Buyer and Merger Sub hereby disclaims any such representations or warranties.  In particular, without limited the foregoing disclaimer, neither Buyer nor Merger Sub nor any other Person makes or has made any representation or warranty to the Company or any of its affiliates, directors, managers, members or representatives with respect to (i) any financial projection, forecast, estimate, budget or prospective information related to Buyer, Bank, Merger Sub or their respective businesses, or (ii) except for the representations and warranties made by Buyer and Merger Sub in this Article III, any oral or written information presented to the Company or any of its affiliates, directors, managers, members or representatives in the course of their due diligence investigation of Buyer and Bank, the negotiation of this Agreement or in the course of the transactions contemplated hereby.

(b)           Buyer and Merger Sub acknowledge and agree that neither the Company nor any other Person has made or is making any express or implied representation or warranty other than those contained in Article II.

ARTICLE IV

TAX MATTERS

4.1.         Certain Taxes.

(a)           All transfer, documentary, sales, use, stamp, registration and other such Taxes and fees (including any penalties and interest) incurred in connection with the Transactions shall be paid (i) one-half by the Members, and (ii) one-half by Buyer or the Company (once owned by Buyer) when due, and the Company will, at its own expense, file all necessary Tax Returns and other documentation with respect to all such transfer, documentary, sales, use, stamp, registration and other Taxes and fees, and, if required by applicable Law, Buyer and the Members will join in the execution of any such Tax Returns and other documentation.

(b)           The parties agree that the Company Expenses and costs paid by the Company prior to Closing shall be considered attributable to the Pre-Closing Tax Period and shall be deductible by the Company for Pre-Closing Tax Periods to the extent authorized by Law.

4.2.         Tax Refunds or Credits.  Any refund of Taxes (including for purposes of this Section 4.2, any credit in lieu of a Tax refund that is due to an overpayment of Tax) received by Buyer, the Company or any Affiliate thereof with respect to a Pre-Closing Tax Period of the Company (net of any Taxes and any expenses incurred by Buyer, the Company or any Affiliate thereof with respect to such Tax refund or credit) to the extent not taken into account in Net Working Capital shall be for the account of the Members, and Buyer shall pay, or shall cause to be paid, over to the Paying Agent, for further distribution to the Members, the amount of such refund or credit no later than ten (10) Business Days following the date that such refund is actually received or, with respect to such a credit, when used by the Company to offset actual Taxes otherwise due and payable for a taxable period (or portion thereof) other than a Pre-Closing Tax Period; provided, that (i) such Taxes were actually paid by or on behalf of the Company prior to the Closing or by the Members after the Closing, and (ii) such Tax refund or credit does not arise as the result of a carryback of a loss or other Tax benefit from a taxable period (or portion thereof) other than a Pre-Closing Tax Period.

4.3.         Tax Returns.  Buyer shall prepare or cause to be prepared the Company’s Tax Returns for tax periods ending on or prior to or on the Closing Date that are due after the Closing Date; provided, however, that no later than twenty (20) days prior to the due date for filing such Tax Returns, the Buyer will provide the Member Representative with such Tax Returns for its review and comment and Buyer shall consider in good faith all reasonable comments to such Tax Returns.   Buyer shall prepare or cause to be prepared the Company’s Tax Returns for any Straddle Period.  With respect to any such Tax Return for a Straddle Period: (i) Buyer shall deliver a draft of such Tax Return to the Member Representative for the

Member Representative’s review and approval (which approval shall not be unreasonably withheld, conditioned or delayed) at least thirty (30) days prior to the due date for filing such Tax Return (it being understood that the Member Representative’s failure to comment within fifteen (15) days of the delivery of such Tax Return to it shall be deemed acceptance of such Tax Return); (ii) the Member Representative and Buyer shall cooperate and consult with each other in order to finalize such Tax Return; and (iii) thereafter (including, if the Member Representative and Buyer have not yet agreed upon a final Tax Return, on the due date of such Tax Return (a “Contested Tax Return”)) Buyer shall cause such Tax Return to be executed and duly and timely filed with the appropriate Governmental Entity.  For any Tax Return subject to this Section 4.3 that is a Contested Tax Return, the Member Representative and Buyer shall in good faith continue to attempt to resolve any disputes pertaining to such Contested Tax Return.  If such disputes are not resolved by the Member Representative and Buyer within a commercially reasonable amount of time, such parties shall promptly thereafter cause the Accounting Firm to resolve any remaining disputes, acting as an expert and not an arbitrator.  The parties hereto agree that any resolution of a Contested Tax Return by the Accounting Firm (a “Resolved Tax Return”) will be deemed conclusive and final and binding as among the parties hereto, and Buyer shall cause the Resolved Tax Return to be promptly filed as an amended Tax Return to the previously filed Contested Tax Return. Without the prior written consent of the Member Representative (not to be unreasonably withheld, conditioned or delayed), Buyer and the Surviving Entity shall not, with respect to any portion of any Pre-Closing Tax Period, file any amended Tax Return, disclose any Tax item, change any method of accounting, change the application of any deduction or credit, or file any voluntary disclosure or amnesty program documents.

4.4.         Tax Contests.  Buyer shall notify the Member Representative in writing within ten (10) calendar days of receipt by Buyer or any Affiliate of Buyer (including, following the Closing, the Surviving Entity) of any notice of any pending or threatened Tax audits or assessments relating to Pre-Closing Taxes or any Pre-Closing Tax Period, for which any Member may be liable pursuant to this Agreement; provided, however, that failure to provide such notice shall not limit the obligations of the Members hereunder, except to the extent such failure actually prejudices Members.  Notwithstanding anything to the contrary in this Agreement, Buyer will have the right to conduct any Tax audit or other Tax contest relating to the Company; provided, however, that the Member Representative, on behalf of any Member or any Member’s successor(s) in interest, shall have the right to participate in any such audit or proceeding to the extent that any such audit or proceeding may affect the Tax liability or indemnification obligation of such Member, any of its Affiliates, the Company or its respective predecessor(s) in interest for any Pre-Closing Tax Period and to employ counsel of their choice at their own expense for purposes of such participation.  Buyer shall permit the Member Representative to review and comment on written submissions to any Tax authority with respect to any such Tax contest.  The foregoing notwithstanding, Buyer may not settle any Tax audit or other Tax contest relating to a Pre-Closing Tax Period without the prior written consent of the Member Representative, which consent shall not be unreasonably withheld, conditioned or delayed.

4.5.         Straddle Period.  For all purposes of this Agreement, in the case of any Taxes for any Straddle Period, the amount of Taxes allocable to the portion of the Straddle Period ending on the Closing Date shall be deemed to be:

(a)           in the case of Taxes imposed on a periodic basis (such as real or personal property Taxes), the amount of such Taxes for the entire period multiplied by a fraction, the numerator of which is the number of calendar days in the Straddle Period ending on and including the Closing Date and the denominator of which is the number of calendar days in the entire relevant Straddle Period; and

(b)           in the case of Taxes not described in (a) above (such as franchise Taxes, Taxes that are based upon or related to income or receipts, based upon occupancy or imposed in connection with any sale or other transfer or assignment of property (real or personal, tangible or intangible)), the amount of any such Taxes shall be determined as if such taxable period ended as of the end of the Closing Date (other than with respect to any extraordinary transactions undertaken on the Closing Date, but after Closing, by the Company, which shall be allocated to the post-Closing tax period).

4.6.         Tax Characterization.  The parties hereto acknowledge and agree that the Merger (together with the merger of the Surviving Entity with and into the Bank, with the Bank surviving) will be treated for federal income tax purposes as a purchase and sale by the Company to the Bank of the assets and liabilities of the Company in a fully taxable exchange for the Merger Consideration, followed by the distribution of the Merger Consideration to the Members in full satisfaction of the Member’s rights (as Members) with respect to the Company.  Neither Buyer, the Surviving Entity, the Company nor the Members shall take any position for income tax purposes that is inconsistent with the tax treatment described in this Section 4.6.

4.7.         Purchase Price Allocation.  The fair market value as of the Effective Time of the Merger Consideration paid to the holders of Company Common Units shall be allocated among such holders as set forth on the Allocation Statement.  During the 30-day period following the determination of Net Working Capital, Buyer and the Member Representative shall work in good faith to agree on an allocation of the fair market value of the Merger Consideration (plus the assumption of former Company liabilities treated as purchase price for Tax purposes) among the former Company assets (the “Purchase Price Allocation”) in a manner consistent with Section 1060 of the Code and the Treasury Regulations thereunder.  Any Net Working Capital Adjustment pursuant to Section 1.11(e) shall be allocated in a manner consistent with the Purchase Price Allocation.  If the parties hereto cannot agree on the Purchase Price Allocation, Buyer and the Member Representative, on behalf of the Members, will submit the disputed items to the Accounting Firm.  Acting as an expert and not as an arbitrator, the Accounting Firm will promptly review only those unresolved items and resolve the dispute.  The fees and expenses of the Accounting Firm shall be borne equally by Buyer, on the one hand, and the Members (from the Escrow Amount), on the other hand.  The decision of the Accounting Firm will be final, conclusive and binding on the parties.  Each of the parties agrees to use its commercially reasonable efforts to cooperate with the Accounting Firm (including by executing a customary engagement letter reasonably acceptable to it) and to cause the Accounting Firm to resolve any such dispute as soon as practicable (but in no event later than thirty (30) days) after the commencement of the Accounting Firm’s engagement.  The Purchase Price Allocation shall be binding on Buyer, the Surviving Entity, the Bank, the Company and the Members, and all of such Persons shall report, act and file Tax Returns (including IRS Form 8594, as applicable) in all respects and for all purposes consistent with such allocation.  No such Person shall take any position in any Tax Return (including any amendment thereto) that is inconsistent with the Purchase Price Allocation; provided, however, that with respect to each disbursement from the Escrow Account to the Members, interest shall be imputed on such amount, as required by Section 483 or 1274 of the Code.

4.8.         Cooperation.  Buyer and Member Representative shall, at the requesting party’s expense, (i) each provide the other with such assistance as may reasonably be requested by the other in connection with the preparation of any Tax Return, audit or other examination by any Tax authority or judicial or administrative proceedings relating to liability for Taxes or as may be reasonably requested with respect to the purchase of insurance or similar coverage for liabilities related to Taxes, (ii) each retain and provide the other with any records or other information which reasonably may be relevant to such Tax Return, audit or examination, proceeding, determination, or insurance purchase, (iii) use commercially reasonable efforts to obtain any certificate or other document from any Tax authority or any other person as may be useful to mitigate, reduce or eliminate any Tax that could be imposed (including with respect to the Transactions), and (iv) each provide the other with any final determination of any such audit or examination, proceeding or determination that affects any amount required to be shown on any Tax Return of the other for any period.  Notwithstanding anything to the contrary in this Agreement, the Member Representative shall have no obligation to prepare or file any Tax Returns.

4.9.         Conduct.  From the Agreement Date until the Effective Time, the Company shall not make or change any election in respect of Taxes, adopt or change any accounting method in respect of Taxes, enter into any closing Contract, settle any claim or assessment in respect of Taxes, or consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes, except with the prior written consent of Buyer which consent shall not be unreasonably withheld, conditioned or delayed.

4.10.       Conflicts.  In the event of a conflict between this Article IV and Article VII, the provisions of this Article IV will control.

ARTICLE V

CONDITIONS TO CLOSING

5.1.         Conditions to Obligations of Each Party to Effect the Merger.  The respective obligations of Buyer, the Bank, Merger Sub and the Company to consummate the Merger and the Transactions shall be subject to the satisfaction (or written waiver by such party) at or prior to the Closing of the following conditions:

(a)           HSR Act.  The waiting period (including any extension thereof) applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated.

(b)           No Injunctions or Restraints; Illegality.  No temporary restraining order, preliminary or permanent injunction or other order issued by any court of competent jurisdiction or other legal or regulatory restraint or prohibition preventing the consummation of the Merger shall be in effect, and there shall be no pending action, proceeding or other application before any Governmental Entity brought by any Governmental Entity seeking any such order, restraint or prohibition.

(c)           Legal Action.  There shall not be any threatened or pending action, proceeding or other application, before any court or Governmental Entity brought by any Person or Governmental Entity or supervisory authority:  (i) against the Company and/or the Company Board seeking material damages or other material relief, (ii) challenging or seeking to restrain or prohibit the consummation of the Merger or the other Transactions, or seeking to obtain any damages from Buyer, the Bank, Merger Sub, or the Company as a result of the Merger or such other Transactions or (iii) seeking to prohibit or impose any limitations on Buyer’s or any of its Affiliates’ ownership or operation of all or any portion of the Company’s business or assets, or to compel Buyer or any of its Affiliates to dispose of or hold separate all or any portion of its or the Company’s business or assets as a result of the Transactions.

(d)           R&W Insurance Policy.  The insurer shall have issued the R&W Insurance Policy, and such policy shall be in effect, with the premiums and fees having been fully-paid by Buyer.

(e)           Certificate of Merger.  Buyer and Seller shall have executed and delivered to each other the Certificate of Merger.

5.2.         Additional Conditions to Obligations of the Company.  The obligation of the Company to consummate the Merger and the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by the Company:

(a)           Representations and Warranties.  The representations and warranties of Buyer and Merger Sub contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects (in the case of other representations and warranties) on and as of the Agreement Date and shall be so true and correct on and as of the Closing Date (except, in each instance, for representations and warranties which address matters only as of a specified date, which representations and warranties shall be true and correct as of such specified date) with the same force and effect as if made on and as of the Closing Date.

(b)           Agreements and Covenants.  Buyer and Merger Sub shall have performed or complied in all material respects with all covenants and obligations of this Agreement and the Related Agreements required to be performed or complied with by them on or prior to the Closing Date.

(c)           No Material Adverse Effect.  No event, occurrence, change, effect or condition of any charter shall have occurred that, individually or in the aggregate, has had or would reasonably be expect to have a material adverse effect on the business, assets, liabilities, condition (financial or other, operations or results of operations of Buyer (as qualified by items (1) through (6) in the proviso in the definition of “Company Material Adverse Effect”)

(d)           Escrow Agreement.  Each of Buyer and the Escrow Agent shall have executed and delivered the Escrow Agreement.

(e)           Closing Certificate.  Buyer shall have delivered to the Company a certificate of the Buyer, executed by the Chief Executive Officer of the Buyer on behalf of Buyer and dated as of the Closing Date, certifying that each of the conditions set forth in Sections 5.2(a)-(b) has been satisfied in all respects.

(f)            Secretary’s Certificate.  Buyer shall have delivered to the Company a certificate of the Buyer, executed by the Secretary of the Buyer on behalf of Buyer and dated as of the Closing Date, certifying:  (i) the Buyer Board Approval, (ii) the Organizational Documents of the Buyer, (iii) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Related Agreements to which the Buyer is a party, and (iv) certificates from the applicable Secretary of State evidencing the good standing of the Buyer in the jurisdiction of its incorporation and any jurisdiction in which the Buyer is qualified to do business as of a date that is no more than fifteen (15) calendar days prior to the Closing Date.

(g)           Additional Deliveries.  The Company shall have received such customary documents from Buyer as the Company may reasonably request in good faith for the purpose of facilitating the consummation of the Merger and the other Transactions and the Related Agreements.

5.3.         Additional Conditions to the Obligations of Buyer and Merger Sub.  The obligations of Buyer and Merger Sub to consummate the Merger and the Transactions shall be subject to the satisfaction at or prior to the Closing of each of the following conditions, any of which may be waived, in writing, exclusively by Buyer:

(a)           Representations and Warranties.  The representations and warranties of the Company contained in this Agreement shall have been true and correct (in the case of representations and warranties qualified as to materiality) or true and correct in all material respects in the case of other representations and warranties on and as of the Agreement Date and shall be so true and correct on and as of the Closing Date (except, in each instance, for representations and warranties which address matters only as of a specified date, which representations and warranties shall be true and correct as of such specified date) with the same force and effect as if made on and as of the Closing Date.

(b)           Agreements and Covenants.  Each of the Company, the Participating Holders and the Member Representative shall have performed or complied in all material respects with all covenants and obligations of this Agreement and the Related Agreements required to be performed or complied with by it on or prior to the Closing Date.

(c)           No Material Adverse Effect.  No event, occurrence, change, effect or condition of any character shall have occurred that, individually or in the aggregate, has had or would reasonably be expected to have a Company Material Adverse Effect.

(d)           Closing Certificate.  The Company shall have delivered to Buyer a certificate of the Company, executed by the Chief Executive Officer of the Company, executed on behalf of the Company and dated as of the Closing Date, certifying that each of the conditions set forth in Sections 5.3(a)-(c) has been satisfied in all respects.

(e)           Secretary’s Certificate.  The Company shall have delivered to Buyer a certificate of the Company, executed by the Secretary of the Company on behalf of the Company and dated as of the Closing Date, certifying:  (i) the Company Board Approval, (ii) the Organizational Documents of the Company, (iii) the name, title, incumbency and signatures of the officers authorized to execute this Agreement and the Related Agreements to which the Company is a party, and (iv) certificates from the applicable Secretary of State evidencing the good standing of the Company in the jurisdiction of its incorporation and any jurisdiction in which the Company is qualified to do business as of a date that is no more than fifteen (15) calendar days prior to the Closing Date.

(f)            Escrow Agreement.  The Member Representative and the Escrow Agent shall have executed and delivered to Buyer the Escrow Agreement.

(g)           Change in Control Payments.  The Company shall have satisfied and paid in full any and all amounts due and owing, or that as a result of the Transactions would become due and owing, under the agreements listed on Schedule 2.24(d).

(h)           Employment Agreement.  The employment agreement executed and delivered to the Buyer by Mark Wendling on the date of this Agreement shall remain in full force and effect and shall not have been terminated for any reason.

(i)            Change in Control Agreements.  Severance and Change in Control Agreements, substantially in the form of Exhibit B, with each of the individuals listed on Exhibit C, shall have been executed and delivered to Buyer, which agreements shall be effective upon the consummation of the Merger.

(j)            Governmental Approvals and Consents. All approvals and consents of Governmental Authorities and Buyer Regulatory Agencies required by applicable law shall have been waived or obtained and remain in full force and effect and any statutory waiting periods in respect thereof shall have expired.

(k)           Third Party Consents and Approvals.  Subject to Section 5.3(t) (which shall override the first sentence of this Section 5.3.(k) to the extent applicable), Buyer shall have been furnished with evidence that the Company has obtained the consents, approvals, waivers, amendments and terminations set forth on Schedules 2.4(a) and (b), in each case in form and substance reasonably satisfactory to Buyer. Buyer shall have obtained the consents, approvals, waivers, amendments and terminations set forth on Schedule 3.4, in each case in form and substance reasonably satisfactory to Buyer.

(l)            Tax Certificate.  The Company shall have delivered to Buyer a non-foreign affidavit dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under Section 1445 of the Code and the Treasury Regulations issued thereunder, stating that the Company is not a “foreign person.”  Each Person who is a Member as of the Effective Time also shall have delivered to Buyer a non-foreign affidavit dated as of the Closing Date, sworn under penalties of perjury and in form and substance required under Section 1446(f) of the Code and the Treasury Regulations issued pursuant to Section 1445 of the Code, and other IRS guidance issued thereunder, stating that such Member is not a “foreign person” as defined in Section 1445 of the Code.

(m)          Release of Liens; Payoff Letters.  All Liens other than Permitted Liens on the Company’s assets or properties shall have been released in form and substance reasonably satisfactory to Buyer and payoff letters in form and substance reasonably satisfactory to Buyer shall have been delivered to Buyer with respect to each item of Indebtedness reflected in the Closing Debt Amount.

(n)           Preferred Unit Redemption.  The Company shall have completed the redemption of all outstanding Company Preferred Units, and shall have provided evidence of same to Buyer in a form reasonably acceptable to Buyer.

(o)           Termination of Phantom Units.  The Option/Phantom Unit Plan shall have been terminated. Each Qualified Phantom Unit Holder shall have executed and delivered to the Company and Buyer a Phantom Unit Termination Agreement. All Phantom Units held by Persons who are not Qualified Phantom Unit Holders shall have been settled in full and terminated by the Company for cash, and the Company shall have provided evidence of such termination and settlement to Buyer in a form reasonably acceptable to Buyer.

(p)           Options.  Each Option shall have been vested and exercised in full, and no Options shall be issued or outstanding.

(q)           Final Allocation Statement.  The Company shall have delivered to Buyer the final Allocation Statement.

(r)            Member Representative.  The Member Representative has been duly appointed pursuant to Section 5.4.

(s)            Additional Deliveries.  Buyer shall have received such customary documents from the Company, the Participating Holders and the Member Representative as Buyer may reasonably request in good faith for the purpose of facilitating the consummation of the Merger and the other Transactions and the Related Agreements.

(t)            Money Transmitter Licenses. The Required Registrations shall have been made, obtained or waived, as applicable, and shall remain in full force and effect and any statutory waiting periods relating to such Required Registrations shall have expired or been terminated (in each case, without the imposition of any Action or any order, writ, injunction or decree relating to the Merger or any of the other transactions contemplated by this Agreement); provided, however, that any consent, waiver or approval required in a specific jurisdiction in connection with a change in control of the Company with respect to a Money Transmitter License shall not be a condition to Closing for purposes of Section 5.3(k) and this Section 5.3(t) if both (i) an Alternate Arrangement reasonably acceptable to Buyer shall have been implemented in such jurisdiction, and (ii) as a result of the implementation of such Alternate Arrangement in such jurisdiction, the failure to obtain the applicable consent, waiver or approval with respect to such Money Transmitter License in such jurisdiction and the continued conduct of the operations of the Company, Buyer and its Subsidiaries on the basis of the Alternate Arrangement in such jurisdiction is not reasonably be expected to be a violation of applicable Law or result in any adverse action against Buyer or its Subsidiaries.

(u)           Benefit Plans.  All Employee Benefit Plans of the Company shall have been terminated without liability to the Company.

(v)           Investor Agreements.  All Participating Holders shall have executed and delivered to the Company and to Buyer a duly executed Investor Agreement.

(w)          Copy of “DataSite” Materials. One or more CD-ROM disks or USBs containing a complete and accurate electronic copy of the “DataSite” as it existed on each of the Agreement Date and the Closing Date shall have been provided to Buyer.

5.4.         Member Representative; Power of Attorney.

(a)           Appointment.  By virtue of approval of this Agreement and the execution by each Participating Holder of a Member Letter of Transmittal, each Participating Holder has initially appointed, as of the Closing Date, Fortis Advisors LLC (together with its permitted successors, the “Member Representative”), as his, her or its exclusive true and lawful limited purpose agent and attorney-in-fact to enter into any Related Agreement and the Transactions and any other agreements in connection with the Transactions, and to: (i) give and receive notices and communications to or from Buyer (on behalf of itself or any other Indemnified Party) and/or the Escrow Agent relating to this Agreement, the Escrow Agreement or any of the Transactions and other matters contemplated hereby or thereby; (ii) authorize deliveries (including by means of not objecting to claims) to Buyer or any Indemnified Party of payments from the Escrow Amount in satisfaction of claims asserted by Buyer (on behalf of itself or any other Indemnified Party, including by not objecting to claims thereto) and authorize payments to the Escrow Agent in accordance with the terms of the Escrow Agreement; (iii) object to any claims by Buyer or any other Indemnified Party, including any claims to the Escrow Amount; (iv) consent or agree to, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to such claims; (v) assert, negotiate, enter into settlements and compromises of, and agree to arbitration and comply with orders of courts and awards of arbitrators with respect to, any other claim by any Indemnified Party against any Member or by any Member against any Indemnified Party or any dispute between any Indemnified Party and any such Member, in each case relating to this Agreement, the Escrow Agreement or the Transactions; (vi) amend this Agreement, the Escrow Agreement or any other Related Agreement; (vii) take any and all actions and do any and all things which this Agreement specifies that the Member Representative can or shall do; and (viii) take all actions necessary or appropriate in the judgment of the Member Representative for the accomplishment of the foregoing, in each case without having to seek or obtain the consent of any Person under any circumstance. Notwithstanding the foregoing, the Member Representative shall have no obligation to act on behalf of the Participating Holders, except as expressly provided herein, in the Escrow Agreement and in the Member Representative Engagement Agreement, and for purposes of clarity, there are no obligations of the Member Representative in any ancillary agreement, schedule, exhibit or the Company Disclosure Schedule.  The Member Representative shall be entitled to: (i) rely upon the Allocation Statement, (ii) rely upon any signature believed by it to be genuine, and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Participating Holder or other party.  The Participating Holders and Buyer acknowledge and agree that the Member Representative may engage one or more third-party service providers to assist with the tasks of the Member Representative and may pay the reasonable fees of such service provider on behalf of the Participating Holders, provided that any such service provider shall not have any independent decision-making authority and shall not be authorized to act on behalf of the Participating Holders. The powers, immunities and rights to indemnification granted to the Member Representative Group hereunder: (i) are coupled with an interest and shall be irrevocable and survive the death, incompetence, bankruptcy or liquidation of any Participating Holder and shall be binding on any successor thereto, and (ii) shall survive the delivery of an assignment by any Participating Holder of the whole or any fraction of his, her or its interest in the Escrow Amount.

(b)           Acceptance.  Fortis Advisors LLC hereby acknowledges its acceptance of the appointment as the Member Representative pursuant to the Member Representative Engagement Agreement.

(c)           No Revocation; Replacement.  Each Participating Holder acknowledges, severally and not jointly and severally, that Buyer is relying and shall rely on the authority of the Member Representative granted hereunder and will be materially prejudiced if this authority is revoked.  Each Member hereby agrees that it shall indemnify Buyer and each other Indemnified Party for any Losses suffered by Buyer or any other Indemnified Party as a result of a revocation by such Member of the authority granted hereunder other than as provided for herein.  Notwithstanding the foregoing, the Person serving as the Member Representative may be replaced from time to time by the holders of a majority in interest of the Escrow Amount upon not less than ten (10) days’ prior written notice to Buyer and with Buyer’s written consent, which shall not be unreasonably withheld, conditioned or delayed.  No bond shall be required of the Member Representative. Notices or communications to or from the Member Representative shall constitute notice to or from each Participating Holder.

(d)           Resignation; Replacement. On thirty (30) days prior written notice to the Members and Buyer, the Member Representative may resign its appointment.  Prior to the effective date of such resignation, the Members holding a majority in interest of the Escrow Amount shall designate in writing a replacement Member Representative who shall possess the same rights and obligations as the then existing Member Representative.  In addition, the Person serving as the Member Representative may be replaced from time to time by the Participating Holders holding a majority in interest of the Escrow Amount upon not less than ten days’ prior written notice to Buyer.  In the event of the Member Representative’s death or disability, within ten business days, the Participating Holders shall designate in writing a replacement Member Representative who shall possess the same rights and obligations as the then prior Member Representative. Promptly upon any designation of a replacement Member Representative, the Participating Holders shall cause written notice of such designation of the replacement Member Representative to be delivered to Buyer and each Participating Holder along with all contact and notice information for such replacement Member Representative. The immunities and rights to indemnification shall survive the resignation or removal of the Member Representative or any member of the Advisory Group and the Closing and/or any termination of this Agreement and the Escrow Agreement.

(e)           No Liability.  Certain Participating Holders have entered into an engagement agreement (the “Member Representative Engagement Agreement”) with the Member Representative to provide direction to the Member Representative in connection with its services under this Agreement, the Escrow Agreement and the Member Representative Engagement Agreement (such Participating Holders, including their individual representatives, collectively hereinafter referred to as the “Advisory Group”).  Neither the Member Representative nor its members, managers, directors, officers, contractors, agents and employees nor any member of the Advisory Group (collectively, the “Member Representative Group”) shall be liable to any Participating Holder for any act done or omitted under the Member Representative Engagement Agreement, this Agreement or under the Escrow Agreement as the Member Representative while acting in good faith and any act done or omitted pursuant to the advice of counsel shall be conclusive evidence of such good faith.  Each Participating Holder, severally and not jointly in accordance with his, her or its Pro Rata Share, shall indemnify the Member Representative Group and defend and hold it harmless against any loss, liability, claim, damage, fee, fine cost, judgment, amount paid in settlement or expense (including fees, disbursements and costs of counsel and other skilled professionals and in connection with seeking recovery from insurers) incurred without gross negligence or bad faith on the part of the Member Representative and arising out of or in connection with the acceptance or administration of its duties hereunder, under the Member Representative Engagement Agreement or made under the Escrow Agreement (collectively, the “Member Representative Expenses”).  Such Member Representative Expenses may be recovered first, from the Expense Fund, second, from any distribution of the Escrow Amount otherwise distributable to the Qualified Members at the time of distribution, and third, directly from the Participating Holders.  The Participating Holders acknowledge that the Member Representative shall not be required to expend or risk its own funds or otherwise incur any financial liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement, the Member Representative Engagement Agreement or the transactions contemplated hereby or thereby.  Furthermore, the Member Representative shall not be required to take any action unless the Member Representative has been provided with funds, security or indemnities which, in its determination, are sufficient to protect the Member Representative against the costs, expenses and liabilities which may be incurred by the Member Representative in performing such actions.

(f)            Expense Fund.  Upon the Closing, Buyer shall wire to the Member Representative $35,000 (the “Expense Fund Amount”), which amount shall be deducted from, and shall not be in addition to, the cash portion of the Merger Consideration, and once such amount has been transferred to the Member Representative, such amount shall be deemed to have been paid in full by Buyer to the Qualified Members in accordance with the terms of this Agreement, and Buyer shall have no further obligations in respect thereof.  The Expense Fund Amount shall be held by the Member Representative in a segregated client account and shall be used (i) for the purposes of paying directly or reimbursing the Member Representative for any Member Representative Expenses incurred pursuant to this Agreement, the Escrow Agreement or the Member Representative Engagement Agreement, or (ii) as otherwise determined by the Advisory Group (the “Expense Fund”).  The Member Representative is not providing any investment supervision, recommendations or advice and shall have no responsibility or liability for any loss of principal of the Expense Fund other than as a result of its gross negligence or willful misconduct.  The Member Representative is not acting as a withholding agent or in any similar capacity in connection with the Expense Fund, and has no tax reporting or income distribution obligations.  The Participating Holders will not receive any interest on the Expense Fund and assign to the Member Representative any such interest.  Subject to Advisory Group approval, the Member Representative may contribute funds to the Expense Fund from any consideration otherwise distributable to the Participating Holders.  As soon as reasonably determined by the Member Representative that the Expense Fund is no longer required to be withheld, the Member Representative shall distribute the remaining Expense Fund (if any) to the Paying Agent for further distribution to the Participating Holders.

(g)           Notice.  Any notice or communication given or received by, and any decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, the Member Representative shall constitute a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of all Participating Holders, and shall be final, binding and conclusive upon each Participating Holder; and all defenses which may be available to any Participating Holder to contest, negate or disaffirm the action of the Member Representative taken in good faith under this Agreement, the Escrow Agreement or the Member Representative Engagement Agreement are waived. Each Indemnified Party and the Escrow Agent shall be entitled to rely upon any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction as being a notice or communication to or by, or a decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of, each and every such Participating Holder.  Each Indemnified Party and the Escrow Agent is hereby relieved from any liability to any Person for any acts done by them in accordance with any such notice, communication, decision, action, failure to act within a designated period of time, agreement, consent, settlement, resolution or instruction of the Member Representative.

(h)           Role of the Member Representative.  Without limiting the generality or effect of Section 5.4(a), any claims or disputes between or among any Indemnified Party, the Member Representative and/or any one or more Participating Holders relating to this Agreement, the Escrow

Agreement or the Transactions shall in the case of any claim or dispute asserted by or against or involving any such Participating Holder (other than any claim against or dispute with the Member Representative), be asserted or otherwise addressed solely by, and against, the Member Representative on behalf of such Participating Holder (and not by such Participating Holder acting on his own behalf).

ARTICLE VI

COVENANTS

6.1.         Conduct of Business of the Company.  During the period commencing on the Agreement Date and continuing until the earlier of the termination of this Agreement and the Effective Time, except as expressly permitted or required by this Agreement, the Company will (except to the extent that Buyer shall otherwise consent in writing) carry on its business in the usual and ordinary course in substantially the same manner as heretofore conducted, pay its debts and Taxes when due, pay or perform other obligations when due, and use its commercially reasonable efforts, consistent with prior practice and policies, to preserve intact its present business organization, keep available the services of its present Employees and preserve its relationships with customers, suppliers, distributors, licensors, licensees, and others having business dealings with it.  Except as expressly contemplated by this Agreement, the Company shall not, without the prior written consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed:

(a)           (i) waive or release any material right or claim, (ii) fail to pay, or delay in paying, accounts payable when due, (iii) modify the payment terms or payment schedule of any accounts receivable or accelerate the payment of any accounts receivable, or (iv) change any cash management practices, in each case outside of the ordinary course of business or inconsistent with prior practice;

(b)           issue, grant, deliver or sell, or authorize or propose the issuance, grant, delivery or sale of, or purchase or propose the purchase of, any Company Security or Security Rights with respect to any of the foregoing, or terminate, amend any term or provision of (including by way of repricing), re-price or amend the terms of any Security Right or the terms of any Contract with respect to Company Securities, including accelerating or waiving the vesting thereof;

(c)           acquire or agree to acquire by merging or consolidating with, or by purchasing any assets or equity securities of, or by any other manner, any business or any Person or division thereof, or otherwise acquire or agree to acquire outside of the ordinary course of business consistent with prior practice any assets in any amount;

(d)           hire or engage any employees, consultants or contractors, or encourage any Employees, consultants or contractors to resign from the Company, or promote any Employees or change the employment status or titles of any Employees;

(e)           fail to use commercially reasonable efforts to keep in full force all insurance policies (including renewals of such policies);

(f)            enter into any Contract that contains any provision relating to a “change in control” of the Company or that would constitute a Change in Control Agreement;

(g)           take any action that would have been a breach of or would reasonably be expected to cause a breach of any of the provisions of Section 2.9 had such action occurred after the Balance Sheet Date and prior to the Agreement Date (without regard to disclosures on the Company Disclosure Schedules);

(h)           incur any Indebtedness, draw down or borrow any amounts under any existing Contracts with respect to Indebtedness, guarantee any Indebtedness of any Person, issue or sell any debt securities of the Company or purchase or guarantee any debt securities of others, except for advances to Employees for travel and business expenses in the ordinary course of business and consistent with prior practice;

(i)            make any payment of, or in respect of, any Tax to any Person or any Governmental Entity, except to the extent that the Company reasonably believes in good faith such payment is in respect of a Tax that is due and payable or has been properly estimated in accordance with applicable Law as applied in a manner consistent with the prior practice of the Company;

(j)            fail to pay any account payable or trade payable, Indebtedness or other liabilities on a current basis except in the ordinary course of business consistent with prior practice;

(k)           take, or agree in writing or otherwise to take, any of the actions described in Sections 6.1(a) through (j) above, or any other action or omission that would prevent the Company from performing or cause the Company not to perform its obligations hereunder, or that would be likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Closing Date.

6.2.         Access to Information.  Subject to the Nondisclosure Agreement, the Company shall provide Buyer and its accountants, legal counsel, and other representatives reasonable and prompt access during normal business hours during the period prior to the Effective Time to (a) all of the properties, facilities, books, Contracts, commitments, records, customers and current Employees of the Company and (b) all other information concerning the business, finances, properties, products, services, ongoing disputes, litigation, technology and personnel of the Company as Buyer may reasonably request.  Subject to the Nondisclosure Agreement, the Company agrees to provide Buyer and its accountants, legal counsel, and other representatives copies of internal financial statements promptly upon request.  No information or knowledge obtained in any investigation pursuant to this Section 6.2 or otherwise shall affect or be deemed to modify or qualify any representation or warranty of the Company or the conditions to the obligations of the parties to consummate the Merger and the other Transactions.

6.3.         Confidentiality.  The parties acknowledge that the Company and Buyer or one of its Affiliates have previously executed a Confidentiality Agreement, dated as of February 19, 2019 (the “Nondisclosure Agreement”), which Nondisclosure Agreement shall be deemed amended hereby to continue in full force and effect until the third (3rd) anniversary of the Closing Date.

6.4.         Public Disclosure.  Except as contemplated by this Agreement or as otherwise required by Law (including applicable securities Laws) or, as to Buyer or any Buyer Affiliate, by regulatory authority, listing agreement or court order, no disclosure (whether or not in response to an inquiry) of the existence or subject matter of this Agreement shall be made by any party hereto (including any third party representatives of Buyer, the Company, the Member Representative, or the Participating Holders) (other than (i) any filing by Buyer or any Buyer Affiliate with any Governmental Entity and (ii) disclosures to Members in connection with this Agreement and as approved by Buyer prior to release (such approval not to be unreasonably withheld, conditioned or delayed.  The foregoing notwithstanding, the parties agree that Buyer and Seller may issue a jointly prepared press release on or after the Agreement Date and/or the Closing Date.

6.5.         Consents.  At the Company’s expense, the Company shall promptly apply for or otherwise promptly seek and use its commercially reasonable efforts to promptly obtain all consents, waivers and approvals required to be obtained by it in connection with the Merger and the other Transactions (subject to Section 6.6), including all consents, waivers, or approvals under any of the Contracts in order to preserve the benefits thereunder for the Surviving Entity and otherwise in connection with the Merger.  Buyer shall use commercially reasonable efforts and appropriate diligence to assist the Company in its efforts to obtain such consents.

6.6.         Money Transmitter Licenses.  At the Buyer’s expense, the Company shall promptly apply for or otherwise promptly seek and use its commercially reasonable efforts to promptly obtain all consents, waivers and approvals required with state banking departments or similar agencies in connection with a transfer, surrender or change of control of any Money Transmitter License held by the Company.  With respect to the obligations to obtain a consent, waiver or approval relating to a transfer, surrender or change of control of any Money Transmitter License, only after the time at which all of the Specified Registrations have been obtained (the “Specified Registration Approval Date”), Buyer and the Company agree to use commercially reasonable efforts to identify possible alternatives that eliminate the need to obtain any such consent, waiver or approval that has not yet been obtained, including: (a) to the extent feasible, ceasing operations of the Company in the applicable jurisdiction to the extent the operations in such jurisdiction require the Company to have a Money Transmitter License and/or surrendering such Money Transmitter License in accordance with the Money Transmitter Requirements in such jurisdiction, (b) entering into arrangements reasonably satisfactory to Buyer (or consenting to the entry by the Company into arrangements reasonably satisfactory to Buyer) with third parties that possess the necessary licenses providing the ability to create agency relationships to enable the Company, Buyer or the Bank to continue operating in the applicable jurisdiction, or (c) obtaining written assurances reasonably acceptable to Buyer from the applicable Governmental Entity that its consent, waiver or approval is forthcoming and no adverse action related to the failure to obtain such consent, waiver or approval will be taken against the Company, Buyer or the Bank (or the Surviving Entity or any of its subsidiaries, as applicable) in the applicable jurisdiction notwithstanding the pendency or absence of any such consent, waiver or approval (clauses (a), (b) and (c) each, an “Alternate Arrangement”). Without limiting the rights of Buyer, the Bank or Merger Sub under this Agreement, each of the Company and Buyer agree to use commercially reasonable efforts to cooperate with one another and implement and cause any Alternate Arrangements reasonably satisfactory to Buyer to become effective as promptly as reasonably practicable after the Specified Registration Approval Date in order to permit the Effective Time to occur as promptly as reasonably practicable thereafter (subject to the satisfaction or waiver of the conditions set forth in Section 5.1, Section 5.2 and Section 5.3).

6.7.         R&W Insurance Policy.

(a)           Prior to the Agreement Date, Buyer will pay the required deposit fee and all other payments or fees and take all necessary actions to bind Buyer’s coverage under the R&W Insurance Policy. Buyer and the Company will comply in all material respects with all of their obligations under the R&W Insurance Policy necessary to the issuance of the R&W Insurance Policy.  Following the Closing, the R&W Insurance Policy shall provide that the R&W Insurer shall have no right of subrogation against any Member, and the R&W Insurer has waived any such right of subrogation, except in the case of fraud (as provided in the R&W Insurance Policy).

(b)           After issuance thereof, Buyer shall not agree to any amendment, variation or waiver of the R&W Insurance Policy (or do anything which has a similar effect) which would materially adversely impact the Company or the Members without the Member Representative’s prior written consent.

6.8.         Resignation of Officers and Directors.  The Company shall obtain the resignations of all members of the Company Board and all officers of the Company effective as of the Effective Time and such other Persons as have been identified by Buyer prior to the Effective Time, effective as of the date such resignation is accepted by the Company.

6.9.         Notification of Certain Matters. Each Party shall give prompt written notice to Buyer of (i) the occurrence or non-occurrence of any event that is likely to cause any of its representations or warranties contained in this Agreement to be untrue or inaccurate in any material respect at or prior to the Effective Time, (ii) any failure to comply with or satisfy in any material respect any of the covenants, conditions or agreements to be complied with or satisfied hereunder and (iii) any event, condition, fact or circumstance that would reasonably be expected to make any of the conditions set forth in Article V required to be satisfied incapable of being satisfied in a timely manner. The Company shall also provide Buyer (a) any material notice, report or other document received from any Governmental Entity in connection with Money Transmitter Requirements promptly following the receipt of such notice, report or other document and (b) notice of any inquiry from a Governmental Entity regarding the Company’s compliance with applicable Law promptly following the receipt of such inquiry.

6.10.       No Solicitation.

(a)           Until the earlier of the Effective Time and the date of termination of this Agreement pursuant to Section 9.7 hereof, the Company shall not (nor shall the Company permit any of the Company’s Employees, officers, directors, stockholders, managers, partners, members, advisors, agents, representatives or Affiliates to), directly or indirectly, take any of the following actions with any Person other than Buyer and its designees: (i) solicit, encourage, seek or initiate any offer or proposal to acquire all or any material part of the business or assets of the Company, or any amount of the Company Common Units (whether or not already outstanding), whether by merger, purchase of assets, purchase of securities, tender offer, license or otherwise, or effect any such transaction that constitutes, or could reasonably be expected to lead to an Acquisition Proposal, (ii) disclose any confidential information to any Person concerning the business, or properties of the Company (other than in the ordinary course of business in connection with sales of its products), or afford to any Person access to their respective properties, technologies, books or records, not customarily afforded to such Person, (iii) assist or cooperate with any Person to make any Acquisition Proposal, or (iv) enter into any Contract with any Person with respect to an Acquisition Proposal. The Company shall immediately cease and cause to be terminated any such negotiations, discussions or Contracts (other than with Buyer) that are the subject matter of any of clauses (i) through (iv) above. In the event that the Company or any of the Company’s Affiliates shall receive, prior to the Effective Time or the termination of this Agreement, any offer, proposal, or request, directly or indirectly, with respect to an Acquisition Proposal,  or any request for disclosure or access as referenced in clause (ii) above, the Company shall immediately (x) suspend any discussions with such offeror or Person with regard to such offer, proposal, or request and (y) notify Buyer thereof, including information as to the material terms of the Acquisition Proposal and the identity of the Person making such Acquisition Proposal or request.

(b)           The parties hereto agree that irreparable damage would occur in the event that the provisions of this Section 6.10 were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed by the parties hereto that Buyer shall be entitled to an immediate injunction or injunctions, without the necessity of proving the inadequacy of money damages as a remedy and without the necessity of posting any bond or other security, to prevent breaches of the provisions of this Section 6.10 and to enforce specifically the terms and provisions hereof in any court of the United States or any state thereof or any other country or subdivision thereof having jurisdiction, this being in addition to any other remedy to which Buyer may be entitled at law or in equity.  Without limiting the foregoing, it is understood that any violation of the restrictions set forth above by any Employee, stockholder, agent, advisor, representative or Affiliate of the Company shall be deemed to be a breach of this Agreement by the Company.

6.11.       Offer of Employment.  The Company shall cooperate with and use its commercially reasonable efforts to assist Buyer in its efforts to secure satisfactory employment or retention arrangements with such Employees, independent contractors or consultants from each Employee or consultant receiving an offer of employment or retention with Buyer.  Neither Buyer nor any of its Affiliates is under any obligation to hire or retain any Employee or provide any Employee with any particular benefits, or make any payments or provide any benefits to those Employees whom Buyer or any of its Affiliates chooses not to employ or subsequently terminates, except as otherwise required by applicable Law.

6.12.       Options.  Prior to the Effective Time, the Company shall take all action necessary and sufficient to (i) terminate the Option/Phantom Unit Plan, (ii) cause all Options to become fully vested and exercisable, and (iii) cause all Options to have been exercised in full with no Options issued or outstanding as of the Effective Time.

6.13.       Redemption of the Company Preferred Units and Termination of Phantom Units Prior to the Effective Time. Immediately prior to the Effective Time, the Company shall take all action necessary and sufficient to (i) redeem for cash prior to the Effective Time all outstanding Company Preferred Units in accordance with the terms of the Company Operating Agreement (ii) repurchase for cash prior to the Effective Time all outstanding Company Common Units that are not held by Qualified Members in accordance with the terms of the Company Operating Agreement, and (iii) cash out and terminate prior to the Effective Time all outstanding Phantom Units that are not held by Qualified Phantom Unit Holders, subject to applicable Tax withholding. The Company will provide evidence to Buyer of having taken such actions, which evidence shall be in form reasonably acceptable to Buyer.

6.14.       Private Placement and Resale Registration Statement.

(a)           Subject to having received all required information from selling shareholders to be named in the registration statement reasonably requested by Buyer pursuant to Section 6.14(b), Buyer shall file, within ten (10) Business Days of the Effective Time a shelf registration statement pursuant to Rule 415 under the 1933 Act on Form S-3ASR (the “Resale Registration Statement”) to register the resale of all of the Buyer Common Shares to be issued pursuant to this Agreement on a delayed or continuous basis (the “Registrable Securities”). In the event any Buyer Common Shares are issued or issuable with respect to any Registrable Securities by way of a stock dividend or distribution or stock split (whether forward or reverse) or in exchange for such shares or otherwise in connection with a combination of shares, distribution, recapitalization, merger, consolidation, other reorganization, or other similar event with respect to the Buyer Common Shares, then such additional Buyer Common Shares shall be deemed Registerable Securities hereunder, and Buyer shall take such action as is reasonably necessary to amend the applicable registration statement to register such additional shares of Buyer Common Shares and take all such other actions contemplated under this Section 6.14.

(b)           The Buyer Common Shares to be issued to the Participating Holders pursuant to and in accordance with this Agreement shall be issued by Buyer pursuant to a private placement and in compliance with one or more exemptions from the registration requirements under the 1933 Act and all applicable state securities laws.  Prior to the Effective Time, and no later than the date on which the Allocation Statement is delivered to Buyer, Company shall determine which of its Members, holders of Options and holders of Phantom Units qualify as Accredited Investors, and provide written confirmation of such determination to Buyer.  A Member or holder of a Phantom Unit who qualifies as an Accredited Investor is referred to in this Agreement as a “Qualified Member” or a “Qualified Phantom Unit Holder,” respectively, and as the “Participating Holders,” collectively and a “Participating Holder” individually.

(c)           At least ten days prior to the Effective Date, each Participating Holder shall deliver to Company and Buyer an executed Investor Agreement in the form of Exhibit D (an “Investor Agreement”) and such other information, documents, and agreements reasonably requested by Buyer, so that Buyer is able to determine whether such Participating Holder qualifies as an Accredited Investor in the Merger pursuant to one or more federal and applicable state exemptions from registration. Buyer will advise the Company within five days of its receipt of an Investor Agreement whether it has determined, based on the information provided, that the Person who submitted such agreement qualifies as an Accredited Investor. Unless otherwise determined by the Buyer in its sole discretion, any Member or holder of an Option or Phantom Unit who fails to furnish an Investor Agreement to Buyer within the time period set forth above shall be conclusively determined to not meet the requirements of a Qualified Member or a Qualified Phantom Unit Holder, as applicable.

(d)           Buyer shall make all filings required to obtain all blue sky exemptions, authorizations, consents, or approvals required for the issuance of the Buyer Common Shares pursuant to the Merger. The Company shall (and agrees to cause its Members to) cooperate in a commercially reasonable manner with Buyer in the preparation of the Resale Registration Statement and a prospectus or prospectus supplement thereto for use in the resale of the Registrable Securities (the “Prospectus”), and, at the request of Buyer, provide all information reasonably requested by Buyer to be included therein, including, but not limited to: (i) the full legal name of each Participating Holder, (ii) the number of Buyer Common Shares to be owned (legally and beneficially) or controlled by such Participating Holder as a result of the Merger and the transactions contemplated by this Agreement, and (iii) the then-intended method of disposition of such securities (collectively, the “Seller Information”). For not more than 60 consecutive days or for a total of not more than 90 days in any 12-month period, Buyer may, by written notice to each of the Participating Holders receiving the Registrable Securities, suspend the use of any prospectus included in the Resale Registration Statement if Buyer’s board of directors or an authorized committee thereof determines, in good faith, that such suspension is necessary to (x) delay the disclosure of material nonpublic information concerning Buyer, the disclosure of which Buyer’s board of directors or such committee reasonably determines to be significantly disadvantageous to Buyer and its shareholders, including any proposal or plan of Buyer to effect a merger, acquisition, disposition, financing, reorganization, recapitalization or similar transaction, in each case that is material to Buyer, (y) delay the disclosure of information that would not be required to be made at such time but for the filing, effectiveness or continued use of such Resale Registration Statement, or (z) amend or supplement the Resale Registration Statement or any related prospectus so that the Resale Registration Statement or prospectus will not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in the case of the Prospectus in light of the circumstances under which they were made, not misleading (and, in the event of a suspension pursuant to clause (z), Buyer agrees to use reasonable best efforts to complete such amendment or supplement as soon as reasonably practicable).

(e)           For as long as the Resale Registration Statement is effective, if any event occurs with respect to the Participating Holders or Buyer, or any change occurs with respect to information supplied by or on behalf of any Participating Holder or Buyer, respectively, for inclusion in the Prospectus or the Resale Registration Statement that, in each case, is required to be described in an amendment of, or a supplement to, the Prospectus or the Resale Registration Statement (including pursuant to the undertakings required by Regulation S-K, Item 512(a)(i)), each Participating Holder or Buyer, as applicable, shall promptly notify the other of such event, and such Participating Holder shall cooperate with Buyer in the prompt filing with the SEC of any necessary amendment or supplement to the Prospectus and the Resale Registration Statement.

(f)            Buyer will use commercially reasonable best efforts to list for trading on the NASDAQ Stock Market (subject to official notice of issuance) the Buyer Common Shares and other Registrable Securities as soon as possible on or after the Effective Time.

(g)           Buyer shall use its reasonable best efforts to maintain the effectiveness of the Resale Registration Statement until the earlier of (i) the date on which all Registrable Securities have been sold pursuant to the Resale Registration Statement, (ii) the Registrable Securities may be sold pursuant to Rule 144 or (iii) the Registrable Securities cease to be outstanding.

(h)           A security shall cease to be a Registrable Security when (i) the Registration Statement is declared effective by the SEC and such securities have been disposed of pursuant to the effective Registration Statement, (ii) such securities are sold under circumstances in which all of the applicable conditions of Rule 144 are met, or (iii) such securities have ceased to be outstanding.

(i)            Buyer agrees to (i) furnish to each holder of Registrable Securities such number of copies of any prospectus included in the Registration Statement and any supplement thereto (in each case, including all exhibits and documents incorporated by reference therein) and such other documents as such holder may reasonably request in order to facilitate the disposition of the Registrable Securities owned by such holder; (ii) notify the holders of Registrable Securities promptly of any request by the SEC for the amending or supplementing the Registration Statement or Prospectus or for additional information; (iii) advise the holders of Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the SEC suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use its reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal at the earliest possible moment if such stop order should be issued; and (iv) cooperate with the holders of the Registrable Securities to facilitate the timely preparation and delivery of certificates representing the Registrable Securities to be sold pursuant to such Registration Statement or Rule 144 free of any restrictive legends and representing such number of Buyer Common Shares and registered in such names as the holders of the Registrable Securities may reasonably request a reasonable period of time prior to sales of Registrable Securities pursuant to such Registration Statement or Rule 144; provided, that Buyer may satisfy its obligations hereunder without issuing physical stock certificates through the use of a direct registration system.

6.15.       Indemnification of Directors and Officers of the Company.

(a)           Indemnification Obligations.  During the period ending six (6) years after the Effective Time, Buyer hereby guarantees and covenants that the Surviving Entity or its successors and assigns will fulfill, to the extent permitted by Applicable Law, its indemnification obligations to the present and former members of the Company Board and present and former officers of the Company pursuant to the terms of Section 6.4 of the Company’s Operating Agreement as in effect on the date hereof and as made available to Buyer.

(b)           Insurance.  Prior to the Effective Time, the Company shall purchase, with Buyer reimbursing the Company for half the cost thereof, an extended reporting period endorsement under the Company’s existing directors’ and officers’ liability insurance coverage in a form acceptable to Buyer that shall provide the members of the Company Board and the Company’s officers with coverage for six (6) years following the Effective Time of not less than the existing coverage and have other terms not materially less favorable to the insured persons than the Company’s directors’ and officers’ liability insurance coverage presently maintained by the Company (the “D&O Insurance”).

6.16.         Conditions to the Transactions; Further Assurances and Action.  Except as otherwise specified in this Agreement, each of the parties to this Agreement shall use its commercially reasonable efforts to (a) fulfill and cause to be fulfilled the conditions to Closing to be satisfied by it under this Agreement; (b) comply promptly with all legal requirements which may be imposed on such party with respect to the Transactions and to promptly cooperate with and furnish information to any other party hereto in connection with any such requirements imposed upon such other party in connection with the Transactions; (c) obtain and make (and to cooperate with the other parties in obtaining or making) any consent, authorization, order or approval of, or any registration, declaration, or filing with, or an exemption by, any Governmental Entity, or other third party, required to be obtained or made by such party or its Affiliates in connection with the Transactions or the taking of any action contemplated by this Agreement or any Related Agreement; and (d) at the request of another party hereto, execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the Merger and the other Transactions and the Related Agreements.  If, at any time after the Closing Date, any further action is necessary or desirable to carry out the purposes of this Agreement and to preserve the benefits under any of the Disclosable Contracts for the Company, each of the parties to this Agreement shall use its commercially reasonable efforts to, at the request of another party hereto, execute and deliver such other instruments and do and perform such other acts and things as may be reasonably necessary or desirable for effecting completely the consummation of the Merger and the other Transactions. If required by the HSR Act and if the appropriate filing pursuant to the HSR Act has not been filed prior to the date hereof, each party hereto agrees to cause an appropriate filing pursuant to the HSR Act to be made with respect to the Transactions within 20 Business Days after the Agreement Date and to supply as promptly as practicable to the appropriate Authority any additional information and documentary material that may be requested pursuant to the HSR Act.  Buyer agrees to use commercially reasonable efforts to seek to avoid or eliminate each and every impediment under any antitrust, competition or trade regulation Law that may be asserted by any Authority or any other party so as to enable the parties hereto to close the Transactions as promptly as possible. Each of Buyer and the Company shall pay such party’s own legal fees and expenses incurred in connection with the filing of its HSR Act report.   In no event shall “commercially reasonable efforts” be deemed to require the payment of any cash or other consideration by Buyer or any Affiliate of Buyer, the Company or any Member or to require that Buyer or any Affiliate of Buyer sell, divest or dispose of any of its assets, properties or businesses or any of the assets, properties or businesses to be acquired by it pursuant to this Agreement, agree to any consent decree or Order or defend any Legal Proceeding in which any Authority seeks an injunction, temporary restraining order or other Order.

6.17.       RELEASE AND WAIVER.  EFFECTIVE AS OF THE CLOSING, IN CONSIDERATION OF THE TRANSACTIONS CONTEMPLATED HEREBY, EACH MEMBER, IN ITS CAPACITY AS A “MEMBER”, AND THE MEMBER REPRESENTATIVE, IN ITS CAPACITY AS “MEMBER REPRESENTATIVE”, HEREBY RELEASES AND FOREVER DISCHARGES THE COMPANY, BUYER AND THEIR RESPECTIVE AFFILIATES, STOCKHOLDERS, AGENTS, DIRECTORS, OFFICERS, ASSIGNS, PREDECESSORS AND SUCCESSORS FROM ANY AND ALL LEGAL, EQUITABLE OR OTHER CLAIMS EXISTING AS OF THE CLOSING DATE, WHETHER KNOWN OR UNKNOWN, SUSPECTED OR UNSUSPECTED, WITH RESPECT TO ITS OWNERSHIP OF ANY EQUITY INTEREST IN THE COMPANY (INCLUDING ANY COMPANY EQUITY RIGHTS) OR ANY MATTER RELATED THERETO,  EXCEPT FOR ANY CLAIMS IT HAS OR MAY HAVE AFTER THE CLOSING IN ITS CAPACITY AS A “MEMBER” OR “MEMBER REPRESENTATIVE” AGAINST BUYER OR ANY OTHER PARTY PURSUANT TO THIS AGREEMENT, THE RELATED AGREEMENTS AND THE MEMBER LETTER OF TRANSMITTAL AND CLAIMS FOR EXCULPATION, INDEMNIFICATION AND ADVANCE OF EXPENSES UNDER THE COMPANY ORGANIZATIONAL DOCUMENTS.

6.18.       Non-Competition Agreement.  The Company will use commercially reasonable efforts to work with Buyer to cause the Persons listed on Schedule 6.18 to execute and deliver to Buyer an agreement containing restrictive covenants regarding competition, solicitation and confidentiality in form and substance satisfactory to Buyer prior to the Closing Date.

6.19.       Employee Benefit Plan Termination; Change in Control Payments.  Prior to the Effective Time, the Company shall (i) take all steps necessary to terminate all Company Employee Benefit Plans without liability to the Company or the Surviving Entity, and (ii) satisfy and pay in full all amounts due and owing, or that as a result of the Transactions may become due and owing, under the agreements set forth on Schedule 2.24(d).

ARTICLE VII

INDEMNIFICATION

7.1.         Survival of Representations, Warranties and Covenants.

(a)           Company and Member Representative Representations.  The representations and warranties of the Company set forth in this Agreement or in any certificate, document or other instrument delivered by or on behalf of the Company or the Member Representative pursuant to this Agreement shall survive the execution and delivery of this Agreement, any investigation by or on behalf of Buyer, any Buyer Affiliate or Merger Sub, and the Effective Time and shall terminate at 11:59 p.m. Eastern Time on the date that is 15 months after the Closing Date (the “Claims Period”), except, in all cases, with respect to any Loss, claim or breach of which any Indemnified Party shall have provided written notice to the Member Representative prior to such termination, which shall survive with respect to such Loss, claim or breach until such Loss, claim or breach is resolved.

(b)           Buyer and Merger Sub Representations.  The representations and warranties of Buyer and Merger Sub set forth in this Agreement or in any certificate, document or other instrument delivered by or on behalf of Buyer or Merger Sub pursuant to this Agreement shall terminate at 11:59 p.m. Eastern Time on the date that is 15 months after the Closing Date.

(c)           Allocation Statement.  The failure of any item set forth in the Allocation Statement to be true and correct in all respects as of the Closing.

(d)           Covenants.  The respective covenants, agreements and obligations of the Members, the Company, Buyer, the Member Representative and Merger Sub set forth in this Agreement or in any certificate, document or other instrument delivered pursuant to this Agreement shall survive the execution and delivery of this Agreement, and the Effective Time without limitation, except as otherwise expressly set forth in this Agreement or in such certificate, document or other instrument delivered pursuant to this Agreement.

(e)           Effect of Survival.  The survival periods set forth in this Section 7.1 are intended to operate only as the time periods within which an Indemnified Party must deliver to the Member Representative or Buyer, as applicable, a written notice of a Loss, claim or breach, and following such delivery the Indemnified Party shall be entitled to pursue its available remedies with respect to such Loss, claim or breach pursuant to the provisions of and subject to the limitations in this Agreement regardless of the survival periods set forth in this Section 7.1.

7.2.         Indemnification by Participating Holders.  As an integral term and condition of the Merger, after the Closing, subject to the terms and conditions of this Article VII, each Participating Holder, severally and not jointly in accordance with such Participating Holder’s Pro Rata Share, shall indemnify, reimburse, and hold harmless Buyer, Merger Sub, the Bank and the Surviving Entity and each of their respective officers, directors, employees, partners, members, agents and Affiliates (the “Buyer Indemnified Parties”) against any and all Losses incurred or suffered by any such Buyer Indemnified Parties directly or indirectly as a result of, with respect to or in connection with:

(a)           the failure of any representation or warranty of the Company or the Member Representative set forth herein (including in the Company Disclosure Schedule) or in any certificate,

document or other instrument delivered by the Company pursuant to this Agreement to be true and correct in all respects on and as of the Closing (disregarding for purposes of this Section 7.2(a) solely for purposes of calculating Losses any “material”, “in all material respects”, “Company Material Adverse Effect” or similar qualification contained therein or with respect thereto);

(b)           any failure by any Participating Holder, the Company or the Member Representative to perform, fulfill or comply with any covenant or agreement set forth herein or in any certificate, document or other instrument delivered pursuant to this Agreement;

(c)           any claims by (i) any current or former holder or alleged current or former holder of any Company Securities or Security Rights with respect thereto, relating to or arising out of (A) the Transactions, this Agreement or any Related Agreement, including the calculation and allocation of the Merger Consideration, or (B) such Person’s status as an equity holder, member or owner of equity or ownership interests in the Company (including any predecessors) at any time at or prior to the Closing, whether for breach of fiduciary duty or otherwise, (ii) any Person to the effect that such Person is entitled to any equity or ownership interest or equity security or any payment in connection with the Transactions other than as specifically set forth on the Allocation Statement or (iii) any Person with respect to any Security Right, equity option scheme or plan, unit option scheme or plan, phantom equity plan, profit unit plan or any other scheme, plan, policy or Contract to which the Company is a party providing for compensation to such Person by the Company.

(d)           defending any Third Party Claim alleging the occurrence of facts or circumstances or raising claims that, if true, regardless of the outcome of such defense, would entitle an Indemnified Party to indemnification pursuant to any of the other provisions of this Section 7.2;

(e)           (i) any Pre-Closing Taxes, (ii) any Taxes (A) of any member of any consolidated, combined or unitary or aggregate group of which the Company is or has been a member on or prior to the Closing Date, including pursuant to Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local or foreign Tax Law) or (B) of any other Person imposed on the Company as transferee or successor, by contract or otherwise with respect to transactions, obligations or relationships existing on or prior to the Closing, and (iii) any Taxes or other fees that are the responsibility of the Members pursuant to Section 4.1; and

(f)            any Company Expenses that have not been paid prior to the Effective Time.

7.3.         Indemnification by Buyer.  As an integral term and condition of the Merger, after the Closing, subject to the terms and conditions of this Article VII, Buyer shall indemnify, reimburse, and hold harmless the Participating Holders and their respective Affiliates (the “Seller Indemnified Parties”) against any and all Losses incurred or suffered by any such Seller Indemnified Party directly or indirectly as a result of, with respect to or in connection with:

(a)           the failure of any representation or warranty of Buyer set forth or in any certificate, document or other instrument delivered by the Company pursuant to this Agreement to be true and correct in all respects on and as of the Closing (disregarding for purposes of this Section 7.3(a), solely for the purpose of calculating Losses, any “material,” “in all material respects” or similar qualification contained therein or with respect thereto); and

(b)           any failure by Buyer to perform, fulfill or comply with any covenant or agreement set forth herein or in any certificate, document or other instrument delivered pursuant to this Agreement, including any failure to make the payment contemplated under Section 6.15(b).

7.4.         Limitations.  The indemnification provided for under Section 7.2 and Section 7.3 is subject to the following limitations:

(a)           No claim may be made by any Buyer Indemnified Party for indemnification pursuant to Section 7.2(a) unless and until the aggregate amount of Losses for which the Buyer Indemnified Parties seek to be indemnified pursuant to Section 7.2(a) exceeds $100,000 (the “Threshold Amount”), at which time the Buyer Indemnified Party or Parties shall be entitled to indemnification for all Losses over and above the Threshold Amount.

(b)           Subject to Section 7.4(f), (i) the aggregate liability of the Participating Holders for Net Working Capital Adjustments under Section 1.11 and pursuant to Sections 7.2(a)-(e) for any Losses from a claim or claims that are not Covered Claims shall be limited to and payable solely from the Escrow Amount; and (ii) the aggregate liability of the Participating Holders for Losses in respect of Covered Claims, including Losses incurred in respect of the deductible or retention under the R&W Insurance Policy, shall be limited to $535,000 (the “Covered Claims Amount”) payable solely from the Escrow Amount, and the sole recourse of the Buyer Indemnified Parties for all Losses from Covered Claims pursuant to Section 7.2(a)-(f) in excess of the Covered Claims Amount shall be through the R&W Insurance Policy.

(c)           No claim may be made by any Seller Indemnified Party for indemnification pursuant to Section 7.3 unless and until the aggregate amount of Losses for which the Seller Indemnified Parties seek to be indemnified pursuant to Section 7.3 exceeds the Threshold Amount, at which time the Seller Indemnified Party shall be entitled to indemnification for all such Losses over and above the Threshold Amount.  The aggregate amount of all Losses for which Buyer shall be liable pursuant to Section 7.3 shall not exceed $1,535,000.

(d)           Any Losses as to which indemnification provided for in Section 7.2  or Section 7.3 may apply shall be determined net of any cash recovery actually received by an Indemnified Party with respect to insurance, including D&O Insurance but excluding any amount recovered under the R&W Insurance Policy, specifically with respect to the specific matter for which indemnification is sought, less any current or prospective costs associated with obtaining such recovery.  Buyer shall use commercially reasonable efforts to pursue insurance recoveries, including under D&O Insurance, to the extent any such recovery is available and deemed likely to succeed in the good faith determination of Buyer.  Notwithstanding the foregoing, the failure to seek or pursue any such recovery shall not be a defense to any indemnification obligation hereunder.  In the event that any insurance, including D&O Insurance but excluding any amount recovered under the R&W Insurance Policy, or other recovery is made by Buyer or any Affiliate of Buyer with respect to any Losses for which Buyer or any such Affiliate has been indemnified hereunder, then a refund equal to the net aggregate amount of the recovery shall be made promptly to Paying Agent for payment to the Participating Holders in accordance with their Pro Rata share of such Losses.

(e)           Exclusive Remedy.  Subject to Section 7.4(f) and in accordance with the limitations set forth in Section 7.2(b), (i) Buyer’s sole and exclusive remedy for money damages against any of the Participating Holders or any of their respective officers, directors, employees, partners, members, agents and Affiliates for any matter relating to this Agreement shall be the rights to indemnification set forth in this Article VII and the R&W Insurance Policy, as applicable, and (ii) the sole and exclusive remedy of the Seller Indemnified Parties for money damages against Buyer, the Bank or Merger Sub and their respective officers, directors, employees, partners, members, agents and Affiliates shall be the rights to indemnification set forth in this Article VII.

(f)            Fraud; Equitable Remedies. Notwithstanding anything to the contrary in this Agreement, the limitations and thresholds set forth in this Article VII with respect to the indemnification obligations of any Participating Holder or Buyer shall not apply with respect to (i) any actual fraud under Delaware common law, engaged in or committed by the Company, such Participating Holder or Buyer (as applicable), or (ii) any equitable remedy, including a preliminary or permanent injunction or specific performance with respect to a breach of a covenant or agreement that is being sought against such Participating Holder that is subject to such covenant or agreement.

(g)           Effect of Company Disclosure Schedules.  The disclosures set forth in the Company Disclosure Schedule shall affect only the representations and warranties to which they relate and the indemnification provisions set forth in Section 7.2(a); they shall not have any effect on or in any other way limit the indemnification provisions set forth in Sections 7.2(b)-(f) which shall have independent effect regardless of any disclosure in the Company Disclosure Schedule or otherwise.  Any Losses shall be determined without duplication of recovery by reason of the state of facts giving rise to such Loss constituting a breach of more than one representation, warranty, covenant or agreement.

(h)           No Prejudice.  No Buyer Indemnified Party shall be required to show that it relied on any (and each Buyer Indemnified Party shall be deemed to have relied on each) representation, warranty, covenant or obligation of the Company, a Member, or the Member Representative in order to be entitled to indemnification pursuant to this Article VII.  No Seller Indemnified Party shall be required to show that it relied on any (and each Seller Indemnified Party shall be deemed to have relied on each) representation, warranty, covenant or obligation of Buyer or Bank in order to be entitled to indemnification pursuant to this Article VII.

7.5.         Claims.

(a)           Claims.  Each Indemnified Party shall, promptly upon becoming aware of the basis for any claim under this Article VII, deliver to the Indemnifying Party a certificate signed by the Indemnified Party (a “Claims Notice”):

(i)            stating that the Indemnified Party has incurred, paid, reserved or accrued, or reasonably anticipates in good faith that it may incur, pay reserve or accrue, Losses;

(ii)           stating the amount of Losses (which, in the case of Losses not yet incurred, paid, reserved or accrued, shall be the amount reasonably anticipated in good faith by the Indemnified Party to be incurred, paid, reserved, accrued or demanded by a third party); and

(iii)          specifying in reasonable detail (based upon the information possessed by the Indemnified Party) the individual items of such Losses included in the amount so stated and the nature of the claim to which such Losses are related.

(b)           The Claims Notice (i) need only specify such information to the knowledge of the Indemnified Party as of the date thereof, (ii) shall not limit any of the rights or remedies of the Indemnified Party with respect to the underlying facts and circumstances specifically set forth in such Claims Notice, and (iii) may be updated and amended from time to time by the Indemnified Party by delivering an updated or amended Claims Notice, so long as the delivery of the original Claims Notice is made within the Claims Period and such update or amendment relates specifically to the underlying facts and circumstances set forth in such original Claims Notice; provided, that all claims for Losses properly set forth in the original Claims Notice or any update or amendment thereto shall remain outstanding until such claims have been resolved or satisfied, notwithstanding the expiration of such Claims Period.  No delay in providing such Claims Notice (or any update or amendment thereto after conducting discovery regarding the underlying facts and circumstances set forth therein) within the Claims Period shall affect Indemnified Party’s rights hereunder, unless (and then only to the extent that) the Indemnifying Party is materially prejudiced thereby in terms of the amount of Losses for which the Indemnifying Party is obligated to indemnify the Indemnified Party.

(c)           Resolution of Objections to Claims.  If the Indemnifying Party objects in writing to any claim or claims by the Indemnified Party made in a Claims Notice within 30 days of receipt of such Claims Notice, the Indemnifying Party and the Indemnified Party shall negotiate in good faith for 45 days after the Indemnified Party’s receipt of such written objection to resolve such objection.  If no such agreement can be reached during the 45-day period for good faith negotiation, but in any event upon the expiration of such 45-day period, either the Indemnifying Party or the Indemnified Party may thereafter bring suit in the Court of Common Pleas or the United States Federal District Court, in each case, located within the City of Cincinnati in the State of Ohio to resolve the matter.  If either party brings legal action to enforce its rights under the preceding sentence, the prevailing party will be entitled to recover expenses (including reasonable attorneys’ fees) reasonably incurred in connection with the action.  The decision of the trial court as to the validity and amount of any claims in such Claims Notice shall be nonappealable, binding and conclusive upon the parties hereto.  Judgment upon any award rendered by the trial court may be entered in any court having jurisdiction.

(d)           Release of Escrow Amount.

(i)            If the Member Representative fails to object to any claim pursuant to Section 7.5(c) or upon final resolution of any claim pursuant to this Article VII, Buyer shall be entitled to direct the Escrow Agent to transfer to Buyer the amount of such claim from the Escrow Amount.

(ii)           As soon as practicably possible, but no later than the fifth Business Day, following the expiration of the Claims Period (the “Release Date”), the Escrow Agent shall release to the Qualified Members (A) any remaining amounts held in the Escrow Account not previously transferred to Buyer pursuant to Section 7.5(d)(i), minus (B) any portion of the Escrow Amount subject to a Claims Notice, to the extent the claim set forth in such Claims Notice has not been resolved prior to 5:00 P.M., New York time on the Release Date.

(iii)          As soon as practicably possible, but no later than the fifth Business Day, following the resolution of any and all pending claims set forth in any Claims Notice and, as applicable, the delivery to any Buyer Indemnified Party of any amounts from the Escrow Amount, if such parties are determined pursuant to the terms hereof to be entitled to indemnification, of the amounts of such claims, the Escrow Agent shall release to the Qualified Members any funds remaining in the Escrow Account not previously transferred in accordance with this Section 7.5(d).

(e)           Third Party Claims. If an Indemnified Party gives notice to the Indemnifying Party pursuant to Section 7.5(a) of the assertion of a Third Party Claim, the Indemnifying Party shall be entitled to participate in the defense of such Third Party Claim and, to the extent that it wishes (unless (i) the Indemnifying Party is also a Person against whom the Third Party Claim is made and the Indemnified Party determines in good faith that joint representation would be inappropriate, (ii) the Indemnifying Party fails to provide reasonable assurance to the Indemnified Party of its financial capacity to defend such Third Party Claim and provide indemnification with respect to such Third Party Claim, or (iii) the Indemnified Party determines in good faith that there is a reasonable probability that a Third Party Claim may materially and adversely affect it or its Affiliates other than as a result of monetary damages for which it would be entitled to indemnification under this Agreement), to assume the defense of such Third Party Claim with counsel reasonably satisfactory to the Indemnified Party.  After notice from the Indemnifying Party to the Indemnified Party of its election to assume the defense of such Third Party Claim, the Indemnifying Party shall not, so long as it diligently conducts such defense, be liable to the Indemnified Party under this Article VII for any fees of other counsel or any other expenses with respect to the defense of such Third Party

Claim, in each case subsequently incurred by the Indemnified Party in connection with the defense of such Third Party Claim.  If the Indemnifying Party assumes the defense of a Third Party Claim, no compromise or settlement of such Third Party Claims may be effected by the Indemnifying Party without the Indemnified Party’s prior written consent unless (A) there is no finding or admission of any violation of Applicable Law or any violation of the rights of any Person; and (B) the sole relief provided is monetary damages that are paid in full by the Indemnifying Party.  If notice is given to an Indemnifying Party of the assertion of any Third Party Claim and the Indemnifying Party does not, within 30 days after the Indemnified Party’s notice is given, give notice to the Indemnified Party of its election to assume the defense of such Third Party Claim, or if the Indemnified Party assumes the defense of the claim as a result of any of the exceptions to the Indemnifying Party’s right to defend the claim as set forth herein, the Indemnified Party may proceed with the defense of such Third Party Claim; provided, that the Indemnifying Party will not be bound by any determination of any Third Party Claim so defended for the purposes of this Agreement or any compromise or settlement effected without its prior written consent (which may not be unreasonably withheld, conditioned or delayed).

(f)            In all events the insurer or insurers under the R&W Insurance Policy and their agents, representatives and advisors shall be permitted to participate in the defense of any claim or matter which might reasonably constitute a Covered Claim.

7.6          Conflict Waiver; Attorney-Client Privilege.

(a)           Each of the parties hereto acknowledges and agrees, on its own behalf and on behalf of its directors, members, shareholders, partners, officers, employees and Affiliates, that:

(i)            Squire Patton Boggs (US) LLP has acted as counsel to the Company in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby.  Each of the Buyer, Bank, and Merger Sub hereby agrees, and shall cause the Surviving Entity to agree, that, following consummation of the transactions contemplated hereby, such representation and any prior representation of the Company by Squire Patton Boggs (US) LLP (or any successor) (“SPB”) shall not preclude SPB from serving as counsel to the Members and the Member Representative (collectively, the “Seller Group”) in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated hereby.

(ii)           The Buyer, Bank, and Merger Sub shall not, and shall cause the Surviving Entity not to, seek or have SPB disqualified from any such representation based upon the prior representation of the Company by SPB. Each of the parties hereto hereby consents thereto and waives any conflict of interest arising from such prior representation, and each of such parties shall cause any of its Affiliates to consent to waive any conflict of interest arising from such representation. Each of the parties acknowledges that such consent and waiver is voluntary, that it has been carefully considered, and that the parties have consulted with counsel or have been advised they should do so in connection herewith. The foregoing covenants, consent and waiver shall not be deemed exclusive of any other rights to which the SPB is entitled whether pursuant to law, contract or otherwise.

(b)         All communications between the Seller Group or the Company, on the one hand, and SPB, on the other hand, relating to the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby (the “Privileged Communications”) shall be deemed to be attorney-client privileged and the expectation of client confidence relating thereto shall belong solely to the Seller Group and shall not pass to or be claimed by the Buyer, Bank, Merger Sub, or the Surviving Entity. Accordingly, Buyer, Bank, Merger Sub, and the Surviving Entity shall not have access to any Privileged Communications or to the files of SPB relating to such engagement from and after Closing. Without limiting the generality of the foregoing, from and after the Closing, (i) the Seller Group (and not

Buyer, Bank, Merger Sub, or the Surviving Entity) shall be the sole holders of the attorney-client privilege with respect to such engagement, and none of Buyer, Bank, Merger Sub or the Surviving Entity shall be a holder thereof, (ii) to the extent that files of SPB in respect of such engagement constitute property of the client, only the Seller Group (and not Buyer, Bank, Merger Sub, or the Surviving Entity) shall hold such property rights and (iii) SPB shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to Buyer, Bank, Merger Sub, or the Surviving Entity by reason of any attorney-client relationship between SPB and the Surviving Entity or otherwise. Notwithstanding the foregoing, in the event that a dispute arises between Buyer, Bank, Merger Sub, or its Affiliates (including the Surviving Entity), on the one hand, and a third party other than any of the Seller Group, on the other hand, Buyer, Bank, Merger Sub, and its Affiliates (including the Surviving Entity) may assert the attorney-client privilege to prevent disclosure of confidential communications to such third party; provided, however, that Buyer, Bank, Merger Sub, or any of its Affiliates (including the Surviving Entity) may waive such privilege only with the prior written consent of the Member Representative, which consent shall not be unreasonably withheld, conditioned or delayed. If Buyer, Bank, Merger Sub, or any of its Affiliates (including the Surviving Entity) is legally required by Governmental Order or otherwise legally required to access or obtain a copy of all or a portion of the Privileged Communications, to the extent (x) permitted by Applicable Law, and (y) advisable in the opinion of Bank’s counsel, then Buyer and Bank shall promptly notify the Member Representative in writing so that Member Representative can seek a protective order.

(c)           This Section is intended for the benefit of, and shall be enforceable by SPB. This Section 7.6 shall be irrevocable, and no term of this Section may be amended, waived or modified, without the prior written consent of SPB.

ARTICLE VIII

DEFINITIONS, CONSTRUCTION, ETC.

8.1.         Definitions.  For purposes of this Agreement:

“20-Day VWAP” means the volume weighted average price of the Buyer Common Shares on the NASDAQ Stock Market, or any other national securities exchange on which the Buyer Common Shares are then traded, for the preceding twenty (20) trading days.

“Accounting Firm” means Crowe LLP.

“Accounting Principles” means the accrual method of accounting in accordance with GAAP as historically applied by the Company in the preparation of its financial statements on a consistent basis and, for greater certainty, the following principles: (i) accounts receivable included in current assets shall be those unreserved accounts receivable aged less than 120 days; (ii) current assets shall exclude any current deferred tax assets; and (iii) accrued liabilities shall include liabilities incurred up to the Closing, including, but not limited to the following: (a) income and commodity tax liabilities; (b) employee vacation, payroll, benefits, commissions, bonuses, retention incentives and severance; (c) professional fees (accounting, legal and tax fees not related to the Transactions); and (d) deferred revenues.

“Accredited Investor(s)” has the meaning given to that term in Section 501(a) of SEC Regulation D (CFR §230.501(a)) under the Securities Act.

“Acquisition Proposal” means an inquiry, proposal, or offer from, or indication of interest in making a proposal or offer by, any Person or group (other than Buyer), relating to any transaction or series of related transactions (other than the Transactions), involving any: (a) direct or indirect acquisition of assets of the Company (excluding sales of assets in the ordinary course of business) equal to 50% or more of the fair market value of the Company’s consolidated assets or to which 50% or more of the Company’s net revenues or net income on a consolidated basis are attributable; (b) direct or indirect acquisition of 50% or more of the voting equity interests of the Company; (c) merger, consolidation, other business combination, or similar transaction involving the Company, pursuant to which such Person or group would own all of the voting power, consolidated net revenues, net income, or assets of the Company; or (d) any combination of the foregoing.

“Action” means any action, suit, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, claim, inquiry, audit, examination or investigation of any nature commenced, brought, conducted or heard by or before, or otherwise involving, any court, tribunal or other Governmental Entity or any arbitrator or arbitration panel.

“Advisory Group” is defined in Section 5.4(e).

“Affiliate” means, with respect to the Person to which it refers, a Person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with, such Person.  For all purposes none of Patriot Financial Partners II, AIV, L.P., Patriot Financial Partners Parallel II, L.P. and Bannockburn Investors, LLC shall be deemed “Affiliates” of the Company.

“Agreement” is defined in the Preamble.

“agreement” means any written, oral, implied or other legally binding agreement, contract, mortgage, indenture, lease, license, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature, and each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order, and any other similar instrument or document relating thereto.

“Agreement Date” is defined in the Preamble.

“Allocation Statement” is defined in Section 1.10.

“Alternate Arrangement” is defined in Section 6.6.

“Anti-Money Laundering Laws” means all applicable financial recordkeeping, reporting and registration requirements, including the money laundering statutes of any jurisdiction applicable to the Company, the rules and regulations thereunder and any related or similar rules, regulations or guidelines, issued, administered or enforced by any Governmental Entity from time to time, including FinCEN, and any legal requirement implementing the “Forty Recommendations” published by the Financial Action Task Force on Money Laundering.

“Balance Sheet Date” is defined in Section 2.7(a).

“Bank” is defined in the Preamble.

“Business Day” means any day of the year on which national banking institutions in Cincinnati, Ohio are open to the public for conducting business and are not required to close.

“Buyer” is defined in the Preamble.

“Buyer Affiliate” means an Affiliate of Buyer.

“Buyer Capitalization Date” is defined in Section 3.7.

“Buyer Common Shares” is defined in the Recitals.

“Buyer Disclosure Schedule” is defined in Article III.

“Buyer Financial Statements” is defined in Section 3.10(b).

“Buyer Indemnified Parties” is defined in Section 7.2.

“Buyer Regulatory Agencies” is defined in Section 3.6.

“Buyer SEC Documents” is defined in Section 3.10(a).

“Certificate of Merger” is defined in Section 1.3.

“Change in Control Agreement” is defined in Section 2.16.

“Claims Notice” is defined in Section 7.5(a).

“Claims Period” is defined in Section 7.1(a).

“Closing” is defined in Section 1.2.

“Closing Date” is defined in Section 1.2.

“Closing Debt Amount” means the amount of Indebtedness of the Company as of the Closing Date immediately prior to the Closing.

“Code” means the United States Internal Revenue Code of 1986, as amended.

“Common Unit Merger Consideration” means the Merger Consideration less the Phantom Unit Merger Consideration.  The Common Unit Merger Consideration shall be set forth on the Allocation Schedule.

“Company” is defined in the Preamble and includes all predecessors of the Company.

“Company Authorizations” is defined in Section 2.18(b).

“Company Balance Sheet” is defined in Section 2.7(a).

“Company Board” is defined in the Recitals.

“Company Board Approval” means the approval by the Company Board of this Agreement, the Related Agreements and the Transactions as required pursuant to the terms of the Company’s Organizational Documents and any applicable Law, in each case as in effect as of the date of this Agreement.

“Company Common Units” means the Common Units of the Company identified in the Company Operating Agreement.

“Company Disclosure Schedule” is defined in Article II.

“Company Employee Plan” means any scheme, plan, program, policy, practice, contract, agreement or other arrangement (whether written or oral) providing for deferred compensation, profit sharing, bonus, severance, termination pay, time in lieu of pay, performance awards, stock or stock-related awards, fringe benefits, group or individual health, dental, medical, retiree medical, life insurance, short or long term disability insurance, accidental death and dismemberment insurance, survivor benefits, welfare, pension or other employee benefits or remuneration of any kind, whether formal or informal, funded or unfunded, including each “employee benefit plan” within the meaning of Section 3(3) of ERISA, which is or has been maintained, contributed to, or required to be contributed to, by the Company or any ERISA Affiliates for the benefit of any Employee, or pursuant to which the Company has or may have any material liability, contingent or otherwise.

“Company Equity Rights” means: (i) any option to purchase a Company Security, (ii) any warrants to purchase a Company Security and (iii) any other outstanding Security Rights.

“Company Expenses” means (i) all costs, fees and expenses incurred in connection with the negotiation, execution and delivery of this Agreement and the Related Agreements or the consummation of the Transactions or in connection with or in anticipation of any alternative transactions considered by the Company to the extent such costs, fees and expenses are payable or reimbursable by the Company and not paid prior to the Closing; (ii) any bonus, retention, severance or other payment or other form of compensation that is created, accelerated, accrues or becomes payable by the Company to any present or former member, manager, employee or consultant thereof, including pursuant to any employment agreement, benefit plan or any other contractual obligation, as a result of, or in connection with, the execution and delivery of this Agreement, any Related Agreement, any Change in Control Agreement or the consummation of the Transactions  (including the employer portion of any payroll Taxes associated therewith); and (iii) all costs and fees in connection with the D&O Insurance.  For the avoidance of doubt, Company Expenses will not include the fees of the Escrow Agent pursuant to the Escrow Agreement, or (ii) the value of any time spent by Employees in connection with the consummation of the Transactions

“Company Financial Statements” is defined in Section 2.7(a).

“Company Intellectual Property” means any Intellectual Property that has been used, is used, or is held for use in the business of the Company as previously conducted, as currently conducted or as currently proposed to be conducted. For the avoidance of doubt, Company Intellectual Property shall include both Intellectual Property owned and licensed in by the Company.

“Company IP Agreements” means (a) licenses of Intellectual Property by the Company to any third party or any other instruments or other arrangements to which the Company is a party, pursuant to which any third party has obtained any right, title or interest in or to any Intellectual Property, (b) licenses of Intellectual Property by any third party to the Company, or any other arrangements to which the Company is a party, pursuant to which the Company has obtained any right, title or interest (and which may include access and use rights, such as those obtained through software as a service, platform as a service, infrastructure as a service, cloud service or similar service) in or to any Intellectual Property, (c) agreements between the Company and any third party relating to the use, development, prosecution, enforcement or commercialization of Intellectual Property, and (d) consents, settlements, decrees, orders, injunctions, judgments or rulings governing the use, validity or enforceability of Owned Intellectual Property.

“Company IT Assets” is defined in Section 2.14(f).

“Company Material Adverse Effect” means any event, change, circumstance, effect or state of facts that is materially adverse to (i) the business, assets, liabilities, condition (financial or other), operations or results of operations of the Company taken as a whole or (ii) the ability of the Company or the Members to perform their respective obligations pursuant to this Agreement and the Related Agreements and to consummate the Transactions in a timely manner; provided, however, that “Company Material Adverse Effect” shall not include the effect of any circumstance, change, development, event or state of facts arising out of or attributable to any of the following, either alone or in combination: (1) the markets, geographic regions or industry in which the Company operates generally, (2) general economic, financing, banking, capital market, or political conditions, (3) the public announcement of this Agreement or of the consummation of the Transactions, (4) acts of war (whether or not declared), sabotage or terrorism, military actions or the escalation thereof or other natural disaster or force majeure events occurring after the date hereof, (5) any changes in applicable Law or accounting rules, or (6) any failure of the Company to meet any internal projections or forecasts, except in the case of the foregoing clauses (1), (2), (4) or (5), solely to the extent that such changes have a disproportionate effect on the Company (financial or otherwise), its operations or the Company’s assets as compared with other participants in the industries and markets in which the Company operates.

“Company Operating Agreement” is defined in the Recitals.

“Company Preferred Units” means the Series A Preferred Units identified in the Company Operating Agreement.

“Company Real Property” is defined in Section 2.12(a).

“Company Registered Intellectual Property” means all of the Registered Intellectual Property owned by, under obligation of assignment to, or filed in the name of, the Company.

“Company Security” or “Company Securities” means all outstanding membership interests or other ownership interests of the Company, including the Company Common Units, the Company Preferred Units and any profits interest or profit units.

“Company Software” means all of the Software owned or controlled by, or developed for or in the name of, the Company.

“Company Units” means the Company Common Units and the Company Preferred Units.

“Company’s Organizational Documents” means, as of the Agreement Date, the Company Certificate of Formation and the Company Operating Agreement.

“Contested Tax Return” is defined in Section 4.3.

“Contract” means any written, oral, implied or other legally binding agreement, commitment, contract, mortgage, indenture, lease, license, understanding, arrangement, instrument, note, guaranty, indemnity, representation, warranty, deed, assignment, power of attorney, certificate, purchase order, work order, insurance policy, benefit plan, commitment, covenant, assurance or undertaking of any nature, including any terms of use or terms of service for any website, platform, operating system or application and each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order, and any other similar instrument or document relating thereto.

“control” means, with respect to a Person, the ability to direct the management of such Person, whether through the ownership of voting securities, by agreement, or otherwise.

“Covered Claim” means any claim under the R&W Insurance Policy relating to any breach or violation of any representation or warranty of the Company contained in Article II of this Agreement that is covered under such policy, irrespective of any applicable deductible or retention, but shall not include any claim to the extent that such claim (i) is subject to an exclusion, qualification or other limitation under the R&W Insurance Policy, (ii) exceeds the limitation on aggregate liability under the R&W Insurance Policy or (iii) is otherwise denied coverage under the R&W Insurance Policy other than as a result of a determination by the insurer under the R&W Insurance Policy that such claim is a Covered Claim but there was no breach of the underlying representation and warranty relating to such claim.

“Covered Claims Amount” is defined in Section 7.4(b).

“Current Largest Customers” is defined in Section 2.27.

“Customer” means a customer of the Company that has entered into a Customer Derivative Transaction with the Company.

“Customer Derivative Documents” means any Derivative Master Agreement between the Company and a Customer.

“Customer Derivative Transactions” means, collectively, each Derivative Transaction entered into between the Company and a Customer.

“Delaware LLC Act” is defined in the Recitals.

“Delivered” means posted or uploaded to the virtual data room maintained by the Company or otherwise delivered to Buyer, Bank, or its counsel.

“Derivative Master Agreement” is defined in the definition of “Derivative Transaction”.

“Derivative Transaction” of any Person shall mean (a) any transaction (including an agreement with respect to any such transaction) now existing or hereafter entered into by such Person that is a rate swap transaction, swap option, basis swap, forward rate transaction, commodity swap, commodity option, equity or equity index swap or option, bond option, interest rate option, foreign exchange transaction, cap transaction, floor transaction, collar transaction, currency swap transaction, cross-currency rate swap transaction, currency option, spot transaction, credit protection transaction, credit swap, credit default swap, credit default option, total return swap, credit spread transaction, repurchase transaction, reverse repurchase transaction, buy/sell-back transaction, securities lending transaction, or any other similar transaction (including any option with respect to any of these transactions) or any combination thereof, whether or not any such transaction is governed by or subject to any master agreement, and (b) any and all transactions of any kind, and the related confirmations, which are subject to the terms and conditions of, or governed by, any form of master agreement published by the International Swaps and Derivatives Association, Inc. (including any Credit Support Annex thereto), any International Foreign Exchange Master Agreement, or any other master agreement (any such master agreement, together with any related schedules and annexes, a “Derivative Master Agreement”), including any such obligations or liabilities under any Derivative Master Agreement.

“Disclosable Contract” is defined in Section 2.15(b).

“Distribution” means a declaration, setting aside or payment by the Company of any dividend or interim dividend or other distribution (whether in cash, equity or property) or other transfer of value on or with respect to, or redemption, purchase or other acquisition by the Company of any Company Security or any Security Right with respect thereto.

“D&O Insurance” is defined in Section 6.15(b).

“Effective Time” is defined in Section 1.3.

“Employee” means any current, former, or retired employee, officer, member, partner, manager or director of or independent contractor or consultant to the Company or of any Person deemed to be a co-employer with the Company whether such employment status is recognized by the Company or otherwise recognized or imposed by any Governmental Entity.

“Employee Benefit Plan” is defined in Section 2.24(a).

“Employment Agreement” means each management, employment, severance, change-in-control, consulting, relocation, repatriation, expatriation or similar agreement between the Company or any Affiliate and any Employee or advisor of the Company.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” is defined in Section 2.24(a).

“Escrow Agent” is defined in Section 1.9.

“Escrow Agreement” is defined in Section 1.9.

“Escrow Amount” means $1,600,000.

“Estimated Closing Balance Sheet” is defined in Section 1.11(a).

“Exchange Act” means the Securities Exchange Act of 1934, as amended.

“Expense Fund” is defined in Section 5.4(f).

“Expense Fund Amount” is defined in Section 5.4(f).

“Final Closing Balance Sheet” is defined in Section 1.11(d).

“Final Closing Statement” is defined in Section 1.11(d).

“FinCEN” means the Financial Crimes Enforcement Network of the U.S. Department of the Treasury.

“Fundamental Representation” means any of the representations in Section 2.1 (Organization), Section 2.2 (Authority), Section 2.5 (No Subsidiaries), Section 2.6 (Company Capital Structure), Section 2.14 (Intellectual Property)  Section 2.24 (Employee Benefit Plans) and Section 2.26 (Tax Matters).

“GAAP” means generally accepted accounting principles effective in the United States.

“Government Contract” means any agreement between, on the one hand, the Company and, on the other hand: (i) the United States government or any other Governmental Entity, (ii) any prime contractor to the United States government or any other Governmental Entity or (iii) any subcontractor with respect to any agreement described in clauses (i) or (ii).

“Governmental Entity” means any (i) federal, state, local, foreign or other government authority, including any nation, state, commonwealth, province, territory, county, municipality, district or other jurisdictional or political body; (ii) public primary, secondary or higher educational institution; or (iii) other governmental, self-regulatory or quasi-governmental authority of any nature (including any governmental division, department, agency, commission, instrumentality, official, organization, unit, body or entity and any court or other tribunal).

“Hazardous Material” is defined in Section 2.22(a).

“Hazardous Materials Activities” is defined in Section 2.22(b).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder, or any successor statute, rules and regulations thereto.

“Indebtedness” means, without duplication, with respect to any Person (i) all obligations for borrowed money or extensions of credit (including bank overdrafts and advances), (ii) all obligations evidenced by bonds, debentures, notes or other similar instruments, (iii) all obligations to pay the deferred purchase price of property or services, except trade accounts payable arising in the ordinary course of business, (iv) all obligations of others secured by a Lien on any asset owned by such Person, whether or not such obligations are assumed, (v) all obligations, contingent or otherwise, directly or indirectly guaranteeing any obligations of any other Person, all obligations to reimburse the issuer in respect of letters of credit or under performance or surety bonds, or other similar obligations, (vi) all obligations in connection with factoring, (vii) all obligations in respect of intercompany liabilities, if any, (viii) any amounts due from the Company to any current or former member of the Company or by any such current or former member to the Company, (ix) all obligations in respect of bankers’ acceptances and under reverse repurchase agreements, and (x) all obligations in respect of futures contracts, other financial contracts and other similar obligations ( determined on a net basis as if such contract or obligation was being terminated early on such date), other than futures contracts, other financial contracts and other similar obligations entered into by the Company in the ordinary course of its business.

“Indemnified Parties” means any Person who is entitled to indemnification pursuant to Section 7.2 or Section 7.3 including any Buyer Indemnified Party or any Seller Indemnified Party.

“Indemnifying Party” means any Person who is subject to indemnification obligations pursuant to Section 7.2 or Section 7.3.

“Intellectual Property” means any or all of the following and all rights in, arising out of, or associated therewith:  (i) all United States, international and foreign patents and applications therefor and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority to or serving as a basis for priority thereof; (ii) all inventions (whether or not patentable), invention disclosures, improvements, trade secrets, proprietary information, know how, technology, business methods, technical data and customer lists, tangible or intangible proprietary information, and all documentation relating to any of the foregoing; (iii) all copyrights, copyrights registrations and applications therefor, and all other rights corresponding thereto throughout the world; (iv) all industrial designs and any registrations and applications therefor throughout the world; (v) all trade names, logos, common law trademarks and service marks, trademark and service mark registrations and applications therefor throughout the world and all goodwill associated therewith; (vi) all databases and data collections and all rights therein throughout the world; (vii) all moral and economic rights of authors and inventors, however denominated, throughout the world; (viii) all Web addresses, sites and domain names and internet assigned numbers; (ix) all mask works and integrated topographies; and (x) any similar or equivalent rights to any of the foregoing anywhere in the world.

“Investor Agreement” is defined in Section 6.14(c).

“IRS” means the United States Internal Revenue Service.

“IT Assets” means Software, servers, computers, hardware, firmware, middleware, networks, data communications lines, routers, hubs, switches and all other information technology equipment, and all associated documentation relating to any of the foregoing.

“Knowledge” or “knowledge” (including any derivation thereof such as “known” or “knowing” and regardless whether or not capitalized) means, with respect to the Company, the actual knowledge after inquiry of (i) any of Alexander Phillips, Mark Wendling, Timothy Sheeran, Rick Jones and Dave Sullivan.  With respect to matters involving Company Intellectual Property, knowledge does not require the Company, or any of its officers or employees, to have conducted or have obtained any freedom to operate opinions of any patent or other Company Intellectual Property or clearance searches, and if not conducted or obtained, no knowledge of any patents or other Intellectual Property of any third party that would have been revealed by such opinions or searches will be imputed to the Company or any of its officers or employees.

“Law” means any federal, state, foreign, or local law, statute, ordinance, rule, wage, order, regulation, writ, injunction, directive, order, judgment, administrative interpretation, treaty, decree, administrative or judicial decision and any other executive, legislative, regulatory or administrative proclamation.

“Leases” is defined in Section 2.12(b).

“Licensed Intellectual Property” means Intellectual Property licensed to the Company pursuant to the Company IP Agreements (including any access and use rights, such as those obtained through software as a service, platform as a service, infrastructure as a service, cloud service, or similar service).

“Liens” means any lien, pledge, mortgage, deed of trust, security interest, claim, lease, license, charge, option, right of first refusal, easement, restriction, reservation, servitude, proxy, voting trust or agreement, transfer restriction under any stockholder or similar agreement, or encumbrance of any nature whatsoever.

“Liquidity Provider” means a bank or other financial institution that has entered into a Derivative Transaction with the Company.

“Liquidity Provider Derivative Documents” means any Derivative Master Agreement between the Company and a Liquidity Provider.

“Liquidity Provider Derivative Transactions” means, collectively, each Derivative Transaction entered into between the Company and a Liquidity Provider.

“Losses” means all claims, losses, royalties, liabilities, damages (including solely with respect to Third Party Claims and not with respect to any other claims, punitive, consequential, exemplary or similar damages claimed by such third party), deficiencies, Taxes, reduction in net operating losses (other than solely as a result of the consummation of the Transactions), interest and penalties, costs and expenses, including reasonable attorneys’ fee and the reasonable expenses, and reasonable expenses of investigation and defense.

“Member Letter of Transmittal” is defined in Section 1.12(b).

“Member Representative” is defined in Section 5.4(a).

“Member Representative Engagement Agreement” is defined in Section 5.4(e).

“Member Representative Expenses” is defined in Section 5.4(e).

“Member Representative Group” is defined in Section 5.4(e).

“Members” means the holders of the Company’s outstanding Company Common Units and Company Preferred Units. Any reference to “Members” with respect to any time period at or after the Effective Time, shall refer to the Members immediately prior to the Effective Time.

“Merger” is defined in the Recitals.

“Merger Consideration” is defined in Section 1.7(a).

“Merger Consideration Modification Election” is defined in Section 1.7(b).

“Merger Sub” is defined in the preamble.

“Money Transmitter License” means any license or authorization issued or granted by a Governmental Entity that is necessary in order to operate the business of the Company as currently conducted and as conducted as of the Effective Time..

“Money Transmitter Requirements” means any and all requirements under applicable Law relating to the business of transmitting money or other payment or money services businesses.

“Multiemployer Plan” is defined in Section 2.24(e).

“Net Working Capital” means (a) the current assets of the Company minus (b) the current liabilities of the Company, in each case, calculated as of the Closing in accordance with the Accounting Principles.

“Net Working Capital Adjustment Amount” means the difference between (a) Net Working Capital and (b) Net Working Capital Target.

“Net Working Capital Surplus Amount” is defined in Section 1.11(e).

“Net Working Capital Target” means $1.00.

“Nondisclosure Agreement” is defined in Section 6.3.

“On-line Tracking Data” means (a) any information or data collected in relation to on-line, mobile or other electronic activities or communications that can reasonably be associated with a particular Person, user, computer, mobile or other device, or instance of any application or mobile application, (b) any information or data collected in relation to off-line activities or communications that can reasonably be associated with or that derives from a particular Person, user, computer, mobile or other device or instance of any application or mobile application, or (c) any device ID, device activity data or data collected from a networked physical object.

“Option” or “Options” means an option or options to purchase Company Common Units granted by the Company pursuant to the Option/Phantom Unit Plan.

“Option/Phantom Unit Plan” means the Company’s Third Amended and Restated Phantom Equity and Unit Option Plan, as defined in the Recitals.

“Organizational Documents” means, with respect to any Person (other than an individual), (i) the certificate or articles of incorporation or organization or limited partnership or limited liability company, and any joint venture, limited liability company, operating or partnership agreement and other similar documents adopted or filed in connection with the creation, formation or organization of such Person and (ii) all by-laws, regulations, voting agreements and similar documents, instruments or agreements relating to the organization or governance of such Person, in each case, as amended or supplemented.  As of the Agreement Date, the Company’s Organizational Documents consist of the Company Operating Agreement and the Company Certificate of Formation.

“Owned Intellectual Property” is defined in Section 2.14(a).

“Participating Holder” is defined in Section 6.14(b).

“Party” and “Parties” are defined in the Preamble.

“Paying Agent” is defined in Section 1.12(a).

“PBGC” is defined in Section 2.24(d)(ii).

“Per Common Unit Merger Consideration” means the Common Unit Merger Consideration divided by the total number of Common Units held by Qualified Members immediately prior to the Effective Time, subject to adjustment pursuant to Section 1.11. The Per Common Unit Merger Consideration shall be set forth on the Allocation Schedule.

“Per Phantom Unit Merger Consideration” means the portion of the Phantom Unit Merger Consideration that is allocable to each Phantom Unit that is held by a Qualified Phantom Unit Holder immediately prior to the Effective Time, subject to adjustment pursuant to Section 1.11, which amount shall be set forth on the Allocation Schedule.  The Allocation Schedule shall also set forth the Per Phantom Unit Merger Consideration for each Qualified Phantom Unit Holder, which may vary by holder due to the terms of the Phantom Units held by such holder.

“Permitted Liens” means (i) Liens securing the payment of Taxes, either not yet due or the validity of which is being contested in good faith by appropriate proceedings promptly initiated and diligently conducted, and as to which it has set aside on its books adequate reserves to the extent required by general accepted accounting principles; (ii) deposits under workers’ compensation, unemployment insurance and social security laws, or to secure the performance of bids, tenders, contracts (other than for the repayment of borrowed money) or leases, or to secure statutory obligations or surety or appeal bonds, or to secure indemnity, performance or other similar bonds in the ordinary course of business; (iii) Liens imposed by law, such as earners’, warehousemen’s, or mechanics’ liens, incurred by it in good faith in the ordinary course of business for which payment is not yet due or for which cash or other security, in an amount sufficient to fully pay and discharge the same, has been deposited with Buyer, and liens arising out of a judgment or award against it with respect to which it will currently be prosecuting an appeal, a stay of execution pending such appeal having been secured; (iv) Liens in favor of Buyer or Bank; (v) reservations, exceptions, encroachments, and other similar title exceptions or encumbrances affecting real properties, provided such do not materially detract from the use or value thereof as used by the owner thereof; (vi)  attachments, judgment, and similar Liens provided that execution is effectively stayed pending a good faith contest; (vii) Liens arising in connection with a purchase money security interest or any obligation under a lease required to be capitalized under generally accepted accounting principles; (viii) Liens related to pledges of cash, cash equivalents, and other marketable security in connection with forward trades arising in the ordinary course of business; (ix) restrictions, easements, covenants, reservations, rights of way or other similar matters of title to leased real property; (x) nonexclusive licenses to Intellectual Property granted in the ordinary course of business; and (xi) zoning ordinances, restrictions, prohibitions and other requirements imposed by any Governmental Entity, none of which do not materially interfere with the conduct of the business of the Company.

“Person” means any individual, corporation, partnership, limited liability company, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Entity or other entity.

“Personal Data” means (i) any information or data that alone or together with any other data or information relates to an identified or identifiable natural person and (ii) any other information or data considered to be personally identifiable information or data under applicable Laws or data protection requirements.

“Phantom Units” means Phantom Units issued pursuant to the Option/Phantom Unit Plan.

“Phantom Unit Merger Consideration” means the portion of the Merger Consideration that is allocable to Phantom Units held by the Qualified Phantom Unit Holders immediately prior to the Effective Time, subject to adjustment pursuant to Section 1.11, which amount shall be set forth on the Allocation Schedule. The entire amount of the Phantom Unit Merger Consideration shall consist of Buyer Common Shares.

“Phantom Unit Termination Agreement” is defined in Section 1.13.

“Pre-Closing Tax Period” means any Tax period ending on or before the Closing Date, and for any Tax period that includes (but does not end on) the Closing Date (a “Straddle Period”), the portion of the Straddle Period that ends on the Closing Date (employing the allocation methodology prescribed by Section 4.5).

“Pre-Closing Taxable Events” means any transaction, event or non-event occurring on or before the Closing Date, the occurrence of which results in the imposition of a Tax on the Company; provided, that the Transactions contemplated by this Agreement shall not be deemed to constitute Pre-Closing Taxable Events.

“Pre-Closing Taxes” means all liabilities for Taxes of the Company for Pre-Closing Tax Periods and Pre-Closing Taxable Events, regardless of whether the Taxes for such events are incurred prior to or after the Closing Date, determined without regard to any carryback of a loss or credit arising after the Closing Date; provided, that Pre-Closing Taxes shall not include any Taxes included in the calculation of Net Working Capital.

“Privileged Communications” is defined in Section 7.6(b).

“Pro Rata Share” means with respect to any Participating Holder or Qualified Member, as applicable, a fraction (i) the numerator of which is the Merger Consideration allocated to such holder pursuant to this Agreement and the Allocation Statement and (ii) the denominator of which is the total Merger Consideration allocated to all Participating Holders or Qualified Members, as applicable, pursuant to this Agreement and the Allocation Statement.

“Proposed Final Closing Balance Sheet” is defined in Section 1.11(b).

“Proposed Final Net Working Capital Statement” is defined in Section 1.11(b).

“Prospectus” is defined in Section 6.14(d).

“Publicly Available Software” means each of (i) any Software that contains, or is derived in any manner (in whole or in part) from, any Software that is distributed as free software, open source software (e.g., GNU General Public License, Apache Software License, MIT License), or pursuant to similar licensing and distribution models; and (ii) any Software that requires as a condition of use, modification, hosting and/or distribution of such Software or of other Software used or developed with, incorporated into, derived from, or distributed with such Software, that such Software or other Software (A) be disclosed or distributed in source code form; (B) be licensed for the purpose of making derivative works; (C) be redistributed, hosted or otherwise made available at no or minimal charge; or (D) be licensed, sold or otherwise made available on terms that (x) limit in any manner the ability to charge license fees or otherwise seek compensation in connection with marketing, licensing or distribution of such Software or other Software or (y) grant the right to decompile, disassemble, reverse engineer or otherwise derive the source code or underlying structure of such Software or other Software.

“Purchase Price Allocation” is defined in Section 4.7.

“Qualified Member” is defined in Section 6.14(b).

“Qualified Phantom Unit Holder” is defined in Section 6.14(b).

“Qualified Plan” is defined in Section 2.24(c).

“Reallocation Agreement” is defined in Section 1.8(a).

“Reference Price” means $24.25 per Buyer Common Share.

“Registered Intellectual Property” means all United States, international and foreign: (i) registered patents and patent applications (including provisional applications and design patents and applications) and all reissues, divisions, divisionals, renewals, extensions, provisionals, continuations and continuations-in-part thereof, and all patents, applications, documents and filings claiming priority thereto or serving as a basis for priority thereof; (ii) registered trademarks, service marks, applications to register trademarks, applications to register service marks, intent-to-use applications, or other registrations or applications related to trademarks; (iii) registered copyrights and applications for copyright registration; (iv) domain name registrations and internet number assignments; and (v) any other Intellectual Property that is the subject of an application, certificate, filing, registration or other document issued, filed with, or recorded by any Governmental Entity.

“Registrable Securities” is defined in Section 6.14(a).

“Related Agreements” is defined in Section 2.2(a).

“Release Date” is defined in Section 7.5(d)(ii).

“Representative” means, with respect to any Person, any director, officer, employee, agent, manager, consultant, advisor, or other representative of such Person, including legal counsel, accountants, and financial advisors.

“Required Registrations” means any consent, waiver or approval or other registration, declaration, notice or filing with any applicable Governmental Entity related to the Money Transmitter Licenses as a result of this Agreement or the transactions contemplated hereby, including, without limitation, those regarding a change of control.

“Resale Registration Statement” is defined in Section 6.14(a).

“Resolved Tax Return” is defined in Section 4.3.

“Rule 144” means Rule 144 promulgated by the SEC under the Securities Act, as such rule may be amended.

“R&W Insurance Policy” means the Buyer-Side Representations and Warranty Insurance Policy to be issued to Buyer, as the named insured, following the Closing pursuant to, and subject to the conditions of, the Binder Agreement of even date herewith between Euclid Transactional, LLC and Buyer.

“SEC” is defined in Section 3.10(a).

“Second-Step Merger” is defined in the Recitals.

“Securities Act” means the Securities Act of 1933, as amended.

“Security Rights” means, with respect to any Company Security, any option, warrant, subscription right, preemptive right, other right, proxy, put, call, demand, plan, commitment, agreement, understanding or arrangement of any kind relating to such security, whether issued or unissued, or any other security convertible into or exchangeable for any such security.  “Security Right” includes any right relating to the issuance, sale, assignment, transfer, purchase, redemption, conversion, exchange, registration or voting and includes rights conferred by any Law, the Company’s Organizational Documents or by agreement.

“Seller Group” is defined in Section 7.6(a)(i).

“Seller Indemnified Party” is defined in Section 7.3.

“Seller Information” is defined in Section 6.14(d).

“Software” means any and all (i) computer programs, including any and all software implementations of algorithms, models and methodologies, whether in source code or object code or other format, (ii) databases and compilations, including any and all data and collections of data, whether machine readable or otherwise, (iii) descriptions, flow-charts and other work product used to design, plan, organize and develop any of the foregoing, (iv) screens, user interfaces, report formats, firmware, development tools, templates, menus, buttons and icons, and (v) all documentation including user manuals and other training documentation related to any of the foregoing.

“SPB” is defined in Section 7.6(a)(i).

“Specified Registration Approval Date” is defined in Section 6.6.

“Specified Registrations” means all Required Registrations for (i) each state which comprised at least 1.0% of the aggregate revenue for the Company for any twelve-month period in the preceding three fiscal years of the Company, (ii) the State of Indiana, (iii) the Commonwealth of Kentucky, and (iv) at least a number of additional states that, when aggregated with (a) the states provided in the preceding clauses (i), (ii) and (iii) of this definition and (b) those states for which no Required Registration is required, represent more than 90% of the aggregate revenue for the Company for the twelve months ended December 31, 2018.

“Straddle Period” is defined within the definition of “Pre-Closing Tax Period”.

“Subsidiary” means, with respect to any Person, any corporation, partnership, limited liability company, bank or other organization, whether incorporated or unincorporated, or Person of which (i) such first Person directly or indirectly owns or controls at least a majority of the securities or other interests having by their terms ordinary voting power to elect a majority of the board of directors or others performing similar functions or (ii) such first Person is or directly or indirectly has the power to appoint a general partner, manager or managing member or others performing similar functions.

“Surviving Entity” is defined in Section 1.1.

“Tax” means any United States or foreign, state, provincial or local net income, alternative or add-on minimum, estimated, gross income, gross receipts, sales, goods and services, compensation, use, ad valorem, value added, transfer, franchise, capital profits, capital gains, capital, lease service, license, withholding, payroll, employment, unemployment, social security, employer health, excise, severance, stamp, occupation, premium, property, environmental, escheat, school or windfall profit tax, customs duty or other tax, governmental fee or other like assessment or charge of any kind whatsoever, employment insurance premiums and worker compensation premiums, any Tax imposed under Section 1374, and any liability incurred or borne by virtue of the application of Treasury Regulation Section 1.1502-6 (or any similar or corresponding provision of state, local or foreign Law), as a transferee or successor, by contract or otherwise, whether disputed or not, together with all interest, penalties, additions to tax and additional amounts with respect thereto.

“Tax Returns” means all returns, declarations, reports, elections, claims for refund, information statements and other documents relating to Taxes, including all schedules and attachments thereto, and including all amendments thereof.

“Termination Date” is defined in Section 9.7(b).

“Third Party Claim” means any claim against any Indemnified Party by a Person that is not a Party, whether or not involving an Action.

“Threshold Amount” is defined in Section 7.4(a).

“Transactions” is defined in Section 1.2.

“Working Capital Dispute Notice” is defined in Section 1.11(c).

8.2.         Construction.

(a)           For purposes of this Agreement, whenever the context requires:  the singular number shall include the plural, and vice versa; the masculine gender shall include the feminine and neuter genders; the feminine gender shall include the masculine and neuter genders; and the neuter gender shall include the masculine and feminine genders.

(b)           Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement.

(c)           The words “include” and “including,” and variations thereof, shall not be deemed to be terms of limitation, but rather shall be deemed to be followed by the words “without limitation.”

(d)           Except as otherwise indicated, all references in this Agreement to “Sections,” “Exhibits” and “Schedules” are intended to refer to Sections of this Agreement, and Exhibits and Schedules to this Agreement or to the Company Disclosure Schedule, as the context may require.  The Company Disclosure Schedule shall be deemed a part of, and is incorporated by reference into, this Agreement.

(e)           References to “Dollars” and “$” mean dollars in lawful currency of the United States of America.

(f)            The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

(g)           Whenever this Agreement requires the disclosure of an agreement on the Company Disclosure Schedule or the delivery to Buyer of an agreement, that disclosure requirement or delivery requirement, as applicable, shall also require the disclosure or delivery of each and every amendment, extension, exhibit, attachment, schedule, addendum, appendix, statement of work, change order, and any other similar instrument or document relating to that agreement.

(h)           All references to accounting terms shall be interpreted in accordance with GAAP, unless otherwise specified.

ARTICLE IX

GENERAL PROVISIONS

9.1.         Notices.  All notices and other communications hereunder shall be in writing and shall be deemed given and received if properly addressed:  (i) if delivered personally, by commercial delivery service or by e-mail (read receipt requested) on the day of delivery; or (ii) if delivered by internationally recognized courier (appropriately marked for next day delivery), one Business Day after sending; provided that with respect to notices delivered to the Member Representative, such notices must be delivered solely via e-mail.  Notices shall be deemed to be properly addressed to any party hereto if addressed to the following addresses (or at such other address for a party as shall be specified by like notice):

(a)           if to Buyer, the Bank or Merger Sub, to:

First Financial Bancorp.

255 East Fifth Street, Suite 2900

Cincinnati, Ohio 45202

Attention: Karen B. Woods

Email:    karen.woods@bankatfirst.com

(b)           if to the Company, to:

Bannockburn Global Forex, LLC

312 Walnut Street, Suite 3580

Attention: Mark R. Wendling

Email:    mark.wendling@bbgfx.com

with a required copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP

201 E. 4th Street, Suite 1900

Cincinnati, Ohio 45202

Attention: James Barresi

Email: james.barresi@squirepb.com

(c)           if to the Member Representative, to:

Fortis Advisors LLC

Attention: Notice Department

Email:    notices@fortisrep.com

Facsimile: (858) 408-1843

with a required copy (which shall not constitute notice) to:

Squire Patton Boggs (US) LLP

201 E. 4th Street, Suite 1900

Cincinnati, Ohio 45202

Attention: James Barresi

Email: james.barresi@squirepb.com

9.2.         Entire Agreement.  Except for the Nondisclosure Agreement, this Agreement, the Related Agreements, the Schedules and Exhibits hereto, and the documents and instruments and other agreements among the parties hereto referenced herein constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior and contemporaneous agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

9.3.         Severability.  In the event that any provision of this Agreement or the application thereof becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto.  The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the greatest extent possible, the economic, business and other purposes of such void or unenforceable provision.

9.4.         Specific Performance.  The parties hereto agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.

9.5.         Expenses.

(a)           All fees and expenses incurred in connection with the Transactions, including all legal, accounting, tax and financial advisory, consulting, investment banking and all other fees and expenses of third parties incurred by a party in connection with the negotiation and effectuation of the terms and conditions of this Agreement and the Transactions shall be the obligation of the party or parties specified in this Agreement and otherwise of the party incurring such fees and expenses, except that the Members will pay any such expenses incurred by the Company that are not accounted for as Company Expenses.

(b)           Notwithstanding any provision of this Agreement to the contrary, the parties hereto acknowledge and agree that the fees and expenses of the Escrow Agent shall be borne equally by Buyer, on the one hand, and the Members, on the other hand.

9.6.         Successors and Assigns.

(a)           This Agreement shall be binding upon each Member and each of such Member’s personal representatives, executors, administrators, estates, heirs, successors and assigns (if any), Buyer and Merger Sub and their respective successors and assigns, if any.  This Agreement shall inure to the benefit of the parties hereto and the Indemnified Parties and the respective successors and assigns (if any) of the foregoing.

(b)           No party may assign any of its rights or delegate any of its rights or obligations under this Agreement without the prior written consent of Buyer or the Member Representative, except that Buyer may assign its rights and delegate its obligations hereunder to any Buyer Affiliate with prior notice to, but without the consent of the Member Representative.

9.7.         Termination.  This Agreement may be terminated and the Transactions abandoned at any time prior to the Effective Time, regardless of whether this Agreement and/or the Merger have been approved by the Members, as follows and in no other manner:

(a)           by written agreement of the Company and Buyer;

(b)           by either Buyer or the Company if: (i) the Closing Date has not occurred by June June 18, 2020 (the “Termination Date”); provided, that the right to terminate this Agreement under this Section 9.7(b) shall not be available to any party whose failure to fulfill any obligation hereunder has been the cause of, or resulted in, the failure of the Closing Date to occur on or before the Termination Date and such action or failure constitutes a breach of this Agreement; (ii) there shall be a final non-appealable order of a Governmental Entity in effect preventing consummation of the Merger; or (iii) there shall be any Law enacted, promulgated or issued or deemed applicable to the Merger by any Governmental Entity that would make consummation of the Merger illegal;

(c)           by either Buyer or the Company if there shall have been any action taken, or any Law enacted, promulgated or issued or deemed applicable to the Transactions, by any Governmental Entity which would: (i) prohibit Buyer’s, any Buyer Affiliate’s or the Company’s ownership or operation of any portion of the business of the Company or (ii) compel Buyer or any Buyer Affiliate or the Company to dispose of or hold separate, as a result of the Transactions, any portion of the business or assets of Buyer or any Buyer Affiliate or the Company;

(d)           by Buyer if it is not in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of the Company, the Member Representative or any Member and as a result of such breach either or both of the conditions set forth in Section 5.3(a) or 5.3(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by the Company, the Member Representative or such Member prior to the Termination Date through the exercise of its commercially reasonable efforts, then Buyer may not terminate this Agreement under this Section 9.7(d) prior to the earlier of the Termination Date or the date that is fifteen (15) days following the Company’s receipt of written notice from Buyer of such breach, it being understood that Buyer may not terminate this Agreement pursuant to this Section 9.7(d) if such breach by the Company, the Member Representative or such Member is cured within such period so that the conditions would then not fail as a result of such breach;

(e)           by Buyer if there has been a Company Material Adverse Effect; or

(f)            by the Company if none of the Company, the Member Representative or any Member is in material breach of its obligations under this Agreement and there has been a breach of any representation, warranty, covenant or agreement contained in this Agreement on the part of Buyer or Merger Sub and as a result of such breach the condition set forth in Section 5.2(a) or 5.2(b), as the case may be, would not then be satisfied; provided, that if such breach is curable by Buyer or Merger Sub prior to the Termination Date through the exercise of its commercially reasonable efforts, then the Company may not terminate this Agreement under this Section 9.7(f) prior to the earlier of the Termination Date or the date that is fifteen (15) days following Buyer’s receipt of written notice from the Company of such breach, it being understood that the Company may not terminate this Agreement pursuant to this Section 9.7(f) if such breach by Buyer or Merger Sub is cured within such period so that the conditions would then not fail as a result of such breach.

9.8.         Effect of Termination.  Any termination of this Agreement under Section 9.7 will be effective immediately upon the delivery of written notice by the terminating party to the other parties hereto.  In the event of the termination of this Agreement as provided in Section 9.7, this Agreement shall be of no further force or effect, except (a) as set forth in Section 5.4, Sections 6.3 and 6.4, Article VIII and Article IX, each of which shall survive the termination of this Agreement, and (b) nothing herein shall relieve any party from liability or limit the liability of any party for any willful breach of this Agreement. No termination of this Agreement shall affect the obligations of the parties contained in the Nondisclosure Agreement or Section 6.3 hereof, all of which obligations shall survive termination of this Agreement on the terms set forth therein.

9.9.         Amendment.  Except as is otherwise required by applicable Law, this Agreement may be amended at any time by execution of an instrument in writing signed by Buyer, the Company and the Member Representative.  Except as is otherwise required by applicable Law, after the Closing, this Agreement may be amended at any time by execution of an instrument in writing signed by Buyer and the Member Representative.

9.10.       Extension; Waiver.  At any time prior to the Effective Time, Buyer, on the one hand, and the Company, on the other, may, to the extent legally permitted, (a) extend the time for the performance of any of the obligations of the other party hereto, (b) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto or (c) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  From and after the Effective Time, Buyer, on the one hand, and the Member Representative, on the other, may, to the extent legally permitted, (i) extend the time for the performance of any of the obligations of the other party hereto, (ii) waive any inaccuracies in the representations and warranties made to such party contained herein or in any document delivered pursuant hereto, or (iii) waive compliance with any of the agreements or conditions for the benefit of such party contained herein.  Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if, and to the extent, set forth, in an instrument in writing signed on behalf of such party.

9.11.       Governing Law.

(a)           This Agreement, and all claims or causes of action (whether in contract or tort) that may be based upon, arise out of or relate to this agreement, or the negotiation, execution or performance of this Agreement (including without limitation any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement), shall be governed by, and construed in accordance with, the internal laws of the State of Delaware, without giving effect to the principles of conflicts of laws thereof.

(b)           Unless otherwise explicitly provided in this Agreement, any action, claim, suit or proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the state or federal courts located in the City of Wilmington in the State of Delaware.  Each party hereto (i) expressly and irrevocably consents and submits to the jurisdiction of each such court in connection with any such proceeding; (ii) agrees that each such court shall be deemed to be a convenient forum; (iii) agrees that service of process in any such proceeding may be made by giving notice pursuant to Section 9.1; and (iv) agrees not to assert, by way of motion, as a defense or otherwise, in any such proceeding commenced in any such court, any claim that such party is not subject personally to the jurisdiction of such court, that such proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter of this Agreement may not be enforced in or by such court.

9.12.       Certain Waivers.

(a)           EACH PARTY (AND EACH MEMBER ACTING THROUGH THE MEMBER REPRESENTATIVE) ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT OR, ANY RELATED AGREEMENT OR THE TRANSACTIONS IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES, AND THEREFORE SUCH PARTY OR PERSON HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES, TO THE EXTENT PERMITTED BY LAW, ANY RIGHT IT, HE OR SHE MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR THE TRANSACTIONS.

(b)           EACH PARTY (AND EACH MEMBER ACTING THROUGH THE MEMBER REPRESENTATIVE), TO THE FULLEST EXTENT PERMITTED BY LAW, IRREVOCABLY WAIVES ANY RIGHTS THAT IT MAY HAVE TO PUNITIVE, SPECULATIVE, REMOTE, EXEMPLARY OR SIMILAR DAMAGES BASED UPON, OR ARISING OUT OF, THIS AGREEMENT OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS OR ACTIONS OF ANY OF THEM RELATING THERETO IN ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF OR RELATING TO THIS AGREEMENT, ANY RELATED AGREEMENT OR THE TRANSACTIONS.

9.13.       Other Remedies.  Except as otherwise expressly provided herein (including in Section 7.4(e)), any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy.

9.14.       Counterparts; Facsimile Delivery.  This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.  Any signature page delivered by facsimile or electronic image transmission (including in the form of a PDF file) shall be binding to the same extent as an original signature page.  Any party that delivers a signature page by facsimile or electronic image transmission shall deliver an original counterpart to any other party that requests such original counterpart. No Party hereto shall raise the use of facsimile or electronic transmission to deliver a signature or the fact that any signature or agreement or instrument was so transmitted or communicated as a defense to the formation of a contract, and each such Party forever waives any such defense.

9.15.       Attorneys’ Fees.  If any action, claim, suit or proceeding relating to this Agreement or any of the Related Agreements or the enforcement of any provision thereof is brought against any party, the prevailing party shall be entitled to recover reasonable attorneys’ fees, costs and disbursements, in addition to any other relief to which the prevailing party may be entitled.

[The remainder of this page is intentionally left blank.]

IN WITNESS WHEREOF, each of the parties to this Agreement has executed and delivered this Agreement, or caused this Agreement to be executed and delivered by its duly authorized representative, as of the date first written above.

FIRST FINANCIAL BANCORP.

By:	/s/ Archie M. Brown, Jr.
Name:	Archie M. Brown, Jr.
Title:	President and CEO

FIRST FINANCIAL BANK

By:	/s/ Archie M. Brown, Jr.
Name:	Archie M. Brown, Jr.
Title:	President and CEO

WALLACE MERGER SUB LLC

By:	/s/ Archie M. Brown, Jr.
Name:	Archie M. Brown, Jr.
Title:	President and CEO

BANNOCKBURN GLOBAL FOREX, LLC

By:	/s/ Mark Wendling
Name:	Mark Wendling
Title:	Chief Executive Officer

FORTIS ADVISORS LLC

By:	/s/ Ryan Simkin
Name:	Ryan Simkin
Title:	Managing Director